EXHIBIT 99.1

Quest Rare Minerals Ltd.

Technical Report for the

Strange Lake B Zone

Rare Earth Element (REE) Deposit,

Québec, Canada

Updated Mineral Resource Estimate

Report Date: December 14, 2012

Effective Date: August 31, 2012

Authored by

William J Lewis, B.Sc., P.Geo.

Richard Gowans, P.Eng.

R. V. Zalnieriunas, P.Geo.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135     Fax (1) (416) 362 5763

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APPENDICES

Appendix 1	Detailed Summary of the Mineral Claims which comprise the Strange Lake Property	At end of report.

Appendix 2	Detailed Summary of the 2011 Drilling Program	At end of report.

List of Tables

v

List of Figures

		Page
Figure 17.1	Wardrop PEA Process Flowsheet	95
Figure 18.1	PEA Preliminary Infrastructure Site Layout	97
Figure 19.1	Growth in Global Consumption of Rare Earth Oxides	99

1.0 SUMMARY

1.1 INTRODUCTION

Quest Rare Minerals Ltd. (Quest) has retained Micon International Limited (Micon) to conduct an updated mineral resource estimate for the B Zone rare earth element (REE) mineral deposit located on its Strange Lake Property in Québec, Canada. This resource estimate builds upon the previous work conducted on the Strange Lake Property as reported upon in the May, 2011 Wardrop Technical Report as well as on the subsequent exploration and in-fill drilling conducted by Quest. This Technical Report was commissioned to provide Quest with an independent mineral resource estimate which is compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions for the estimation of resources and reserves. This report also comments on the propriety of the continuing studies and budget for the Strange Lake Project.

The updated mineral resource estimate was disclosed by Quest in a press release dated October 31, 2012.

The term Strange Lake Property, in this report, refers to the entire area covered by the mineral licence, while the term Strange Lake Project (the Project) refers to the area within the mineral licence on which the technical studies and exploration programs have been undertaken.

Micon does not have nor has it previously had any material interest in Quest or related entities. The relationship with Quest is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by Quest subject to the terms and conditions of its agreement with Micon. That agreement permits Quest to file this report as a Technical Report with the Canadian Securities Administrators pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

1.2 RARE EARTH ELEMENTS

The rare earth elements (REE), a group of metals also known as the lanthanides, comprise the 15 elements in the periodic table with atomic numbers 57 to 71. Yttrium, atomic number 39, is often included with the lanthanides since it has similar chemical and physical characteristics often occurs with them in nature.

The 15 lanthanide elements are divided into two groups. The ‘light’ elements (LREE) are those with atomic numbers 57 through 62 (lanthanum to samarium) and the ‘heavy’ elements (HREE) from 63 to 71 (europium to lutetium). The term ‘middle rare earths’ comprises those with atomic numbers 62 through 64 (samarium, europium and gadolinium, also referred to as SEG). Generally, the light rare earth elements are more common and more easily extracted than the so-called ‘heavies’. In spite of its low atomic weight, yttrium has properties more similar to the heavy lanthanides and is included within this group. Promethium, atomic number 61, does not occur in nature. The rare earth element content of ores and products is generally expressed in terms of the oxide equivalent, or REO

1.3 LOCATION AND PROPERTY DESCRIPTION

The Strange Lake Property is situated on the provincial border between the Canadian provinces of Québec (QC) and Newfoundland and Labrador (NL). The Project is located on the southeast edge of Lac Brisson, approximately 235 km northeast of Schefferville, QC, approximately 150 km west of Nain, NL and 125 km west of the Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale. Administration for the region is covered by the Administrative Region of Nord-du-Québec and the Kativik Regional Government.

The Strange Lake Property is covered by Canadian National Topographic System (NTS) map sheets 24A08, 14D05, and 14D01. The latitude and longitude for the Project are approximately 56°21’ N and 64°12’ W, respectively.

1.4 MINERAL CLAIMS, OWNERSHIP AND PERMITS

The Strange Lake Property is comprised of the 676 individual mineral claims covering a total area of approximately 27,336 ha, as summarized in Table 1.1.

The mineral claims in Québec cover the B Zone and a portion of the Main Zone Rare Earth Element (REE) deposits. Quest has informed Micon that all of the claims are current and there are no outstanding issues.

Table 1.1

Summary of the Strange Lake Mineral Claims by Province

Province	Number of Claims	Area (ha)
Québec	562	24,486
Newfoundland and Labrador	114	2,850
Total	676	27,336

Table provided by Quest Rare Minerals Ltd.

The mineral claims in Newfoundland and Labrador cover an area immediately south of the Main Zone REE deposit, historically referred as the ‘A Zone’ by Iron Ore Mining Company of Canada (IOCC). Mineral tenure in Newfoundland and Labrador allows for contiguous claims to be made under a single licence number. There are also several mineral claims that overlap between the Québec and Newfoundland and Labrador claims due to the disputed location of the provincial border.

With regards to the mineral rights in Newfoundland and Labrador adjacent to the east of the Property, there are two blocks of claims designated Exempt Mineral Lands (EML) and Labrador Inuit Lands (LIL). The EML is currently off-limits for exploration and mining, the LIL may be explored with permitting and consultation with the Inuit.

All of the mineral claims comprising the Strange Lake Property are 100% owned by Quest. Quest has informed Micon that all of the mineral claims are free of royalties and other encumbrances except for the claims in the EML designation and those designated LIL.

Quest has informed Micon that it has obtained all permits have been obtained and are in good standing to conduct exploration activities on the Property.

1.5 HISTORY

The Strange Lake Property has been covered by national and provincial government surveys between 1967 and 2009. These government surveys conducted bedrock mapping, various regional studies including lake sediment sampling, water sampling, stream sediment sampling, radiometric survey, aggregate surveys and geomorphological and surficial geology studies.

In 1980, in partnership with the Geological Survey of Canada (GSC), the Newfoundland and Labrador Department of Mines and Energy, Mineral Development Division released a detailed lake sediment, water and radiometric survey. This survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it led directly to IOCC discovery of the Strange Lake Alkalic Complex and associated REE and High Field Strength Elements (HFSE) mineralization.

Since 1979, a number of companies have worked on or within the area of the Strange Lake Property. The first company to work extensively in this area was IOCC which worked in the area between 1979 and 1984.

During this initial period of exploration, the Strange Lake Alkalic Complex was discovered and subsequent drilling up to 1984 culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOCC named the A Zone (renamed Main Zone by Quest).

Analytical data of ZrO2 and Y2O3 obtained by IOCC from diamond drilling and bedrock mapping were used in the calculation of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOCC.

Between 1980 and 2006, a succession of companies other than IOCC worked in the area or on the property encompassed by the current Strange Lake Property boundaries. These companies were Armco Mineral Exploration Ltd. (AME), Acadia Mineral Ventures Ltd. (Acadia), Mitsui Mining & Smelting Co., Ltd. (Mitsui) and WMC International Limited (WMC).

In 2006, Freewest Resources Canada Inc. (Freewest) staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration. From August to September, 2006, Freewest completed an exploration program that included a helicopter-borne magnetic, EM and spectrometer geophysical survey and a prospecting and mapping program over seven of the claim blocks. The results of these exploration programs found anomalous uranium (U3O8) values in Blocks 1, 2, and 8 and anomalous copper-nickel in Block 3.

In late 2007, Freewest spun out its George River Project claims to Quest. The Property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

1.6 GEOLOGY AND MINERALIZATION

1.6.1 Regional Geology

The Strange Lake Project lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Québec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin.

The majority of the Property is located in the Mistastin domain in the east and the Mistinibi-Raude domain to the west.

1.6.2 Property Geology

The Property is underlain by a mixture of the Napeu Kainiut pluton in the south and heterolithic Archean gneiss in the north. The Mesoproterozoic post-tectonic Napeu Kainiut pluton and larger Mistastin Batholith to the south includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small peralkaline intrusion called the Strange Lake granite intrudes the northeastern margin of the Napeu Kainiut pluton and heterolithic Archean gneiss. This peralkaline granite, commonly referred to as the Strange Lake Alkalic Complex (SLAC) has been the focus of numerous academic and industry research and exploration work. The SLAC comprises several distinct magmatic units that vary in modal abundance of rock forming minerals and the relative concentrations of REE and HFSE. The highest concentrations of REE and HFSE are in the subsolvus granite and pegmatite-aplite phases.

1.6.3 Mineralization

Two distinct styles of mineralization have been encountered on the area of the Strange Lake Property. The first style of mineralization is comprised of alkali granite-hosted REE-rich pegmatites and aplites. The second style of mineralization is comprised of sheared discontinuous paragneiss-hosted uranium-bearing pegmatites along the Stewart Lake Trend approximately 14 km northeast of the B Zone deposit.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplites and to a lesser degree, within the host granites, particularly in intra-pegmatitic granites.

Pegmatites and minor aplite (fine-grained pegmatite) comprise gangue the minerals feldspar (potassic> sodic), glassy to white quartz, arfvedsonite, gittinsite, fluorite and various minor accessory minerals including titanite, allanite, pyrochlore and gadolinite, which are readily identifiable in core.

Subsolvus granite, which typically contains very fine-grained dark grey to black rounded inclusions of hypersolvus granite is the most voluminous unit in the SLAC and is the principal host to REE-bearing pegmatites.

1.7 EXPLORATION

Since late 2007, when Freewest spun out its George River Project claims to Quest, Quest has been conducting an extensive exploration program of mapping, surface sampling, geophysical and geochemical surveys and drilling to outline the extent of the mineralization located on its Strange Lake Property. To this end Quest has been able to outline a large near-surface REE deposit which has the potential to be both economic and a long term producer should it enter into development and production stages.

1.7.1 Geophysical Surveys, 2008 to 2011

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys.

During the 2009 exploration season, Quest conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

No additional geophysical surveys were carried out in either 2010 or 2011

1.7.2 Exploration, 2008 to 2011

During the 2009, 2010 and 2011 exploration seasons, Quest collected a total of 1,170 samples from the Property. The samples were collected during prospecting, bedrock mapping and channel sampling.

1.7.3 Geological Mapping, 2009 to 2011

Geological mapping conducted during the 2009, 2010 and 2011 exploration programs was focused within the extents of the SLAC. The purpose of mapping was to increase the accuracy of historical geology maps of the SLAC and to provide context for channel samples in an area of complex structure and geology south of the B Zone termed the “fluorite-hematite breccia zone” (FLBX). Mapping samples were generally restricted to outcrop.

1.7.4 Drilling, 2009 to 2011

Quest completed a drill program on the Property between July and September, 2009. The drill program consisted of 3,930.5 m of drilling including 19 drill holes completed on the B Zone totalling 2,180.7 m of drilling and 30 drill holes conducted on the Main Zone. All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with thicknesses ranging up to 36 m and averaging 13 m.

From July to October 2010, Quest completed approximately 14,270 m of drilling over the B Zone as well as the deepening of some the 2009 drill holes. The objectives of the 2010 drill program were to infill and continue to define the known deposit and resource. All 78 drill holes from the 2010 drill program encountered pegmatite-hosted REE mineralization with true thicknesses ranging up to 53 m and averaging 15 m.

Quest conducted winter and summer drilling at Strange Lake during 2011 on a variety of areas within the intrusion. A total of 25,425.3 m of drilling was completed over 224 holes. During the winter of 2011, 22 holes, including one designed specifically for metallurgy, were drilled at the B Zone for a total of 3,005.6 m. Drilling at the B Zone successfully intersected pegmatite-hosted REE mineralization in all 22 holes. The summer drilling program at the B Zone was focused on definition drilling, infilling areas between the 2009 and 2010 holes, and also following unconstrained mineralization in the southwest, east and north of the deposit. Drilling totalled 167 holes, including 29 for metallurgical purposes, for 20,772.15 m.

1.8 SAMPLE PREPARATION, ANALYSES AND SECURITY

Written guidelines for core logging and field sampling are outlined in a Quest procedures document (Quest 2011b). Quest supervisory staff maintains that these guidelines are rigorously followed and, while in camp, Micon did not note any deviance away from these stipulated procedures and methodologies.

A core sampling procedure and Quality Control/Quality Assurance (QA/QC) protocol was developed by Quest in 2009 and was used without change to the beginning of 2011. Some minor modifications for the 2011 summer-fall drilling season on sample minimums and adherence to strict contact controls was implemented, but on the main remained unchanged.

Micon has reviewed or observed the procedures and protocols used for sample preparation, security and analytical procedures and finds that they meet or exceed industry standards and norms.

1.9 DATA VERIFICATION

Data verification of the analytical results consisted of a desktop and statistical review, a data audit in which 10% of the assay records were manually compared to signed official assay certificates and a comparative re-assaying of a randomly selected diamond drill hole.

1.10 MINERAL PROCESSING AND METALLURGICAL TESTING

A number of metallurgical testing and engineering studies have been completed on mineralized samples from the Strange Lake deposits. Most of the early work was undertaken on the Main Zone deposit which is located mainly on the Newfoundland and Labrador side of the provincial divide with more recent studies concentrated on the B Zone deposit.

Recent extensive bench scale testing of a thermal sulphation process has been completed at Hazen Research Inc. (Hazen). Test work has been performed on a number of metallurgical samples representing the B Zone mineralization.

In the process that has been developed, run of mine material is crushed and ground, then mixed with sulfuric acid. The material is then heated and undergoes a thermal sulphation process where the sulphuric acid attacks the ore and forms the sulphates of the contained value metals. The dry calcine proceeds to a water leach where the values are dissolved into solution. The slurry is filtered and washed to produce a pregnant leach solution. Results from extensive testing of the thermal process demonstrated preliminary rare earth, zirconium, and niobium recoveries to solution of up to 96%, 93%, and 96%, respectively.

A preliminary solvent extraction test program has developed separation routes for rare earths, zirconium and hafnium, niobium, titanium, and the removal of uranium and thorium. Small quantities of zirconium product, and a bulk REE+Y concentrate have also been produced.

A prefeasibility study is currently ongoing. The prefeasibility study will include the production of a REE concentrate as well as zirconium, niobium products. It is not planned to include a REE separation facility at this time but this will be reviewed again during the feasibility study phase.

As part of the project development plan a full scale pilot plant is expected to be operational in 2013. This work will include the separation of individual REE. The results from the pilot plant work will be used as a basis for the feasibility study.

1.11 MINERAL RESOURCE ESTIMATE

Mineral resources were estimated in accordance with the definitions contained in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on November 27, 2010.

The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. Although an NSR was used to generate the pit optimization the NSR was converted to an equivalent cut-off grade to be able to compare it with the previous estimates.

The following Parameters were used to estimate the mineral resources at the B Zone on the Strange Lake Property;

1.	Total Rare Earth Oxides (TREO+Y) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 , Sm2O3, Eu2O3, Gd2O3 , Tb2O3, Dy2O3, Ho2O3 , Er2O3, Tm2O3, Yb2O3 , Lu2O3 and Y2O3.

2.	Heavy Rare Earth Oxides (HREO+Y) include: Eu2O3 , Gd2O3, Tb2O3, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3 .

3.	Light Rare Earth Oxides (LREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 and Sm2O3.

4.	The effective date of the resource estimate is August 31, 2012. A press release disclosing the results of the updated mineral resource estimate was issued by Quest on October 31, 2012.

5.	The resource estimate is based on drill-core assays from Quest’s 2009 to 2011 assay database.

6.	Micon considers a cut-off grade of 0.50% TREO+Y to be reasonable based on a Whittle pit optimization and a minimum marginal economic value of $250 NSR based upon processing and G&A cost estimates for the current block model.

7.	Average specific gravity is 2.72 g/cm3 for the Granite Domain and 2.74 g/cm3 for the Enriched Zone.

8.	The resource estimate has been classified as an Indicated and Inferred Resource on the basis of data density applying the following criteria:

•

Indicated classification was assigned to all resource blocks in the model occurring within the optimized pit shell which fall in areas with a drill spacing of at least 50 m by 50 m and was estimated using at least 16 samples from a minimum of four drill holes.

•	All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated a grade greater than zero were assigned to the Inferred class.

9.	The resource estimate takes into account the following:

•	A database of 256 drill holes, totalling approximately 37,434 m of diamond drilling, using 22,565 samples.

•	Assay values in the database below the detection limit were assigned a value of half the detection limit.

•	Samples were composited to a 2 m length.

•	A lithology table was provided with codes for each major rock type observed in the deposit, primarily identified as pegmatite and subsolvus granite.

•

A cross-sectional interpretation of the pegmatite lithology was provided by Quest and was used by Micon to model the wider pegmatite spine and dome structure with some mixing of the interlayered lithologies allowed in order to maintain continuity of the domain along strike and to allow for a wireframe construction of the Enriched Zone to be completed.

•

The minimum modeled length of the high-grade intervals for the Enriched Zone width was 5 m using a combination of pegmatite lithology indicators and an NSR value with a maximum acceptable internal dilution of 3 m provided the total composite grade remained above a cut-off. An NSR cut-off for the “Enriched Zone” of $725/t was ultimately used as it formed intervals which could be connected between sections and maintained the descriptive statistical properties of the pegmatite.

•

Grade capping was applied. In the case of the Enriched Zone, the methodology employed for establishing the outlier limit was to sort the sample populations from smallest to largest and cap to the value where there is a large increment in grade as the population breaks apart. In the granites the outlier limit was set at the 99th percentile value. This set a lower capping value than in the Enriched Zone so that the isolated high-grade pegmatite samples within the domain did not result in local grade overestimation or grade smearing.

•

Block model utilized regularly-shaped blocks measuring (X) 10 m by (Y) 10 m by (Z) 5 m which are rotated at 030º. The block model was limited below a topographic surface created using 1 m contours. Overburden lithology was not included in the block model and was excluded using a digital surface model.

•

Inverse Distance modeling was used as the method for grade interpolation in the B-Zone block model as it allows simple variation in the power to account for the different statistical properties shown by the different elements. In the REE oxides which show a high nugget effect the grade interpolation was performed using Inverse Distance squared (ID2). This spreads the estimation weight across the informing composite samples so that the estimation is smoothed, as dictated by a high nugget. In the oxides with lower nugget effect Inverse Distance cubed (ID3) was used which assigns more of the estimation weight to the closer informing composite samples. Discretization to 2-m cells was applied to the grade interpolations to account for the volume variance effect.

•	The resource estimate assumes 100% recovery.

The resource estimates are summarized in Table 1.2.

Table 1.2

B Zone Resources Estimated by Micon as of August 31, 2012

Domain	Tonnes (x1,000)	LREO (%)	HREO + Y (%)	TREO + Y (%)	H:T Ratio	ZrO[2] (%)	HfO2 (%)	Nb2O5 (%)
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	0.50	2.59	0.06	0.34
Granite	258,108	0.55	0.33	0.89	0.38	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	0.39	1.92	0.05	0.18
INFERRED
Granite	214,351	0.55	0.30	0.85	0.35	1.71	0.04	0.14

1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category

Indicated Mineral Resources are estimated at 278 Mt at 0.93 % TREO+Y. Inferred Mineral Resources are estimated at 214 Mt at 0.85% TREO+Y.

It is Micon’s opinion that there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues that would adversely affect the mineral resources presented above. However, the mineral resources presented herein are not mineral reserves as they have not been subject to adequate economic studies to demonstrate their economic viability.

1.12 CONCLUSIONS AND RECOMMENDATIONS

Micon concludes that the updated mineral resource estimate for the Strange Lake B Zone deposit demonstrates the potential of the Strange Lake Project for economic development and that further work is warranted. Following completion of the prefeasibility study and, assuming it is so recommended, work should begin on a feasibility study. There is no assurance that the prefeasibility study will result in a positive economic analysis of the project.

In addition, the potential exists to expand the REE mineral resources at the Strange Lake B Zone deposit. However, it is Micon’s opinion that the existing mineral resource base is more than adequate as a basis for both the prefeasibility and feasibility study and so no additional exploration or infill drilling is recommended at this stage. However, further drilling in other prospective areas and new exploration targets should be considered.

Contingent on the positive results of the prefeasibility study, which is currently being completed by Quest, Micon recommends commencing a feasibility study, including the follow tasks:

•	Geotechnical investigations for mine pit slope analysis, waste rock design, tailings dam design, and site facilities and infrastructure design.

•	Geohydrological study of the Project area.

•	Detailed optimized mine design, scheduling and equipment selection.

•	Detailed design of the tailings management facility and waste rock storage facilities.

•	Condemnation drilling should be carried out on the sites selected for the site buildings, site infrastructure facilities, tailings management facility and waste rock storage facilities.

•	Further metallurgical testwork should be undertaken to ensure that accurate data are generated to support the feasibility study. This includes the continuous operation of a pilot plant.

•	Baseline environmental programs and community and stakeholder consultation should be continued.

•	Detailed engineering and cost estimates should be developed for the Project to a feasibility study level of accuracy.

•	Marketing studies should continue.

1.12.1 Budget

The budgeted expenditures on the Strange Lake Project for 2013 will depend on the outcome of the prefeasibility study which is currently under way. The budget elements currently envisaged are shown in Table 1.3.

Table 1.3

Proposed Project Development Budget for 2013

Item	Estimated Cost (CAD$)
Geotechnical and geohydrological investigations	800,000-1,000,000
Laboratory and pilot scale metallurgical testwork	600,000-800,000
Tailings dam design	500,000-600,000
Marketing studies	100,000-200,000
Mine design	100,000-200,000
Engineering and environmental studies	10,000,000-15,000,000

Micon has reviewed the proposed programs for further work on the Strange Lake Project and, in light of the observations made in this report, supports the concepts as outlined by Quest. Given the prospective nature of the property, it is Micon’s opinion that the Strange Lake Project merits further development and that Quest’s proposed plans for further work are properly conceived and justified.

Micon recommends that Quest conducts the proposed Project development activities, subject to funding and any other matters which may cause the proposed development program to be altered in the normal course of its business activities or alterations which may affect the program as a result of the activities themselves.

2.0 INTRODUCTION

Quest Rare Minerals Ltd. (Quest) has retained Micon International Limited (Micon) to conduct an updated mineral resource estimate for the B Zone mineral deposit located on its Strange Lake Property in Québec, Canada. This resource estimate builds upon the previous work conducted on the Strange Lake Property as reported upon in the May, 2011 Wardrop Technical Report as well as on the subsequent exploration and in-fill drilling conducted by Quest. This Technical Report was commissioned to provide Quest with an independent mineral resource estimate which is compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions for the estimation of resources and reserves. This report also comments on the propriety of the continuing studies and budget for the Strange Lake Project.

The term Strange Lake Property, in this report, refers to the entire area covered by the mineral licence, while the term Strange Lake Project (the Project) refers to the area within the mineral licence on which the mining and exploration programs have been conducted.

2.1 PREVIOUS TECHNICAL REPORTS

The Strange Lake B Zone mineral resources were most recently reported by Wardrop, a Tetra Tech Company (Wardrop) in the NI 43-101 Technical Report entitled “Strange Lake B Zone Resource Model Update” with an effective date of May 25, 2011, (Wardrop 2011). A previous resource estimate was described in Wardrop Technical Report dated April 16, 2010, (Wardrop 2010a).

A preliminary economic assessment (PEA) was completed on the Strange Lake Project the results of which were disclosed in a Technical Report dated September 24, 2010, (Wardrop 2010b).

The geological setting of the property, mineralization style and occurrences, and exploration history were described in the Technical Reports that were prepared by Wardrop, (Wardrop 2010b and Wardrop 2011), and in various federal and provincial government reports and other publications listed in Section 28, References.

These reports can be accessed from SEDAR’s electronic database http://www.sedar.com/.

2.2 TERMS OF REFERENCE, SITE VISITS AND QUALIFIED PERSONS

The Qualified Persons responsible for the preparation of this report are William J. Lewis, B.Sc., P.Geo., Richard Gowans, P.Eng., Principal Metallurgist with Micon in Toronto, as well as Rimant (Ray) Zalnieriunas, B,Sc. (Hon), P.Geo., sole proprietor of R.V. Zalnieriunas Consulting.

Mr. Lewis relied on Mr. Jonathan Steedman, MAusIMM(CP), a former senior geologist with Micon in Norwich, UK. Mr. Steedman was responsible for the update of the mineral resource estimate, working under the guidance of Mr. Lewis.

Mr. Zalnieriunas was engaged as a geological consultant to Quest during the period of July, 2011 to April, 2012. He was at the Strange Lake Project site during the periods of July 3 to 6, 2011; August 14 to 25, 2011 and March 27 to 28, 2012. In addition, project duties with respect to core sampling, QA/QC, reviewing the commercial sample preparation laboratory and metallurgical sampling were carried out in Happy Valley, Goose Bay, NL, during the period December, 2011 to January, 2012.

Micon’s latest visit to the Strange Lake Project was conducted by Mr. Lewis between March 26 and 29, 2012. Micon was assisted during the 2012 visit by a number of employees working for Quest. During this trip, the drilling was reviewed and discussed, core sampling QA/QC was reviewed, and general exploration programs past, present and future were discussed as well as the goals and objectives of the programs.

The 2012 review of the database for the resource and reserve estimation parameters was conducted during discussions in both the camp at the Strange Lake Project site and Toronto.

The review of the Strange Lake Project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Quest or its consultants. Much of the data originated from reports prepared by or for Quest.

Micon is pleased to acknowledge the helpful cooperation of Quest’s management and personnel, as well as the Strange Lake Project personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Micon does not have, nor has it previously had, any material interest in Quest or related entities. The relationship with Quest is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by Quest subject to the terms and conditions of their agreement with Micon. That agreement permits Quest to file this report as a Technical Report with the Canadian Securities Administrators pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

2.3 UNITS AND ABBREVIATIONS

All currency amounts are stated in Canadian dollars (CAD$), or as specified, with costs and commodity prices typically expressed in US dollars (US$). Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to metric units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry.

References to TREO, unless otherwise stated, include Y2O3 (i.e., TREO+Y).

Table 2.1 is a list of the various abbreviations used throughout this report.

Table 2.1

List of Abbreviations

Name	Abbreviations
Acadia Mineral Ventures Ltd.	Acadia
Armco Mineral Exploration Ltd.	AME
Arthur D. Little, Inc.	ADL
BQ ‘thin-kerf’ (drill size)	BQTX
BQ ‘thin-wall’ (drill size)	BTW
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Canadian National Topographic System	NTS
Centimetre(s)	cm
Corriveau J.L. & Associates Inc.	Corriveau
Day	d
Degree(s)	[o]
Degrees Celsius	[o]C
Digital elevation model	DEM
Dollar(s), Canadian and US	$, CAD$ and US$
Electromagnetic	EM
Exempt Mineral Lands	EML
Fluorite-hematite breccia zone	FHBX
Foot/feet	ft
Freewest Resources Canada Inc.	Freewest
Geological Survey of Canada	GSC
Global Positioning System	GPS
Gram(s)	g
Grams per cubic centimetre (density)	g/cm3

Name	Abbreviations
Grams per metric tonne	g/t
Greater than	>
Hazen Research Inc.	Hazen
Heavy Rare Earth Oxide	HREO
Hectare(s)	ha
High Field Strength Elements	HFSE
Hinterland Resources Ltd.	Hinterland
Hour(s)	h
Indian and Northern Affairs Canada	INAC
Induced coupled plasma mass spectroscopy	ICP-MS
Induced polarization resistivity	IP-RES
Internal rate of return	IRR
Inverse distance cubed	ID3
Inverse distance squared	ID2
Iron Ore Mining Company of Canada	IOCC
James Bay and Northern Québec Agreement	JBNQA
Kilogram(s)	kg
Kilometre(s)	km
Kilowatthours per tonne	kWh/t
Labrador Inuit Lands	LIL
Lerchs-Grossmann	LG
Less than	<
Light Rare Earth Oxide	LREO
Litre(s)	L
Metre(s)	m
Micon International Limited	Micon
Million cubic metres	Mm3
Million tonnes	Mt
Million ounces	Moz
Million years	Ma
Million metric tonnes per year	Mt/y
Milligram(s)	mg
Millilitre(s)	mL
Millimetre(s)	mm
Mitsui Mining & Smelting Co. Ltd.	Mitsui
MPX Geophysics Ltd.	MPX
National Topographic System	NTS
Net present value	NPV
Net smelter return	NSR
Newfoundland and Labrador	NL
Newfoundland Department of Natural Resources, Mines and Energy	NLDNR
Northeastern Québec Agreement	NEQA
North American Datum	NAD
Not available/applicable	n.a.
Process Research Ortech Inc.	Ortech
Ounce(s)	oz
Ounces per year	oz/y
Parts per billion	ppb
Parts per million	ppm
Percent(age)%
Prefeasibility study	PFS
Preliminary economic assessment	PEA
Proposed Airport 6	PA6
Quality Assurance/Quality Control	QA/QC
Québec	QC
Québec land surveyor	QLS
Québec Ministry of Natural Resources and Wildlife	MRNF

Name	Abbreviations
Quest Rare Minerals Ltd.	Quest
Rare Earth Element	REE
Rare Earth Oxide	REO
Rock Quality Designation	RQD
Second	s
Solvent extraction	SX
Specific gravity	SG
Southeastern Churchill Province	SECP
Strange Lake Alkalic Complex	SLAC
System for Electronic Document Analysis and Retrieval	SEDAR
Système International d’Unités	SI
Three-dimensional	3D
Tonne(s) (metric)	t
Tonnes (metric) per day	t/d
Tonnes (metric) per month	t/m
Total Rare Earth Oxide	TREO
Universal Transverse Mercator	UTM
Very low frequency electromagnetic	VLF-EM
Wardrop, a Tetra Tech Company	Wardrop
WMC International Limited	WMC
X-ray fluorescence	XRF
Year	y

3.0 RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Quest and its consultants, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any program of sampling and assaying on the property. Micon has relied on the previous sampling conducted by Wardrop discussed in its May, 2011 Technical Report and the 2011 Quest re-sampling of diamond drill hole BZ10040 (Zalnieriunas and LaRoque, 2011), as verification of the mineralization on the Strange Lake deposit as well as its own observations during the site visit.

Quest engaged Wardrop to conduct a PEA on the Strange Lake Property B Zone. The Technical Report for the PEA is dated September 24, 2010. Micon has reviewed and summarized the PEA for the applicable sections in this report. However, Quest has undertaken further work since the PEA was prepared and is currently in the process of completing a prefeasibility study (PFS). Therefore, the discussions related to the PEA have been added to this report for the purposes of complete disclosure only.

While exercising all reasonable due diligence, Micon has relied upon Quest’s presentation of the project data from it and previous organizations in formulating its opinion.

Micon has not reviewed or independently verified any of the documents or agreements under which Quest holds title to the Strange Lake Property and the underlying mineral concessions and Micon offers no legal opinion as to the validity of the mineral titles claimed. A description of the property, and ownership thereof, is provided for general information purposes only. Comments on the state of environmental conditions, liability and remediation have been made where required by NI 43-101, based on comments or data obtained from Quest. Micon offers no opinion on the state of the environment on the property. Statements with respect to environmental considerations are provided for information purposes only and have not been verified by Micon.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports, information supplied by the various companies which have conducted exploration on the property, and information supplied by Quest. The information provided to Quest was supplied by reputable companies and Micon has no reason to doubt its validity.

The figures and tables for this report were reproduced or derived from reports written for Quest and the majority of the photographs were taken by the authors during the Micon site visits. Where the figures and tables are derived from sources other than Micon, the source is acknowledged below the figure or table.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 LOCATION AND DESCRIPTION

The Strange Lake Property is situated on the provincial border between the Canadian provinces of Québec (QC) and Newfoundland and Labrador (NL). The Project is located on the southeast edge of Lac Brisson, approximately 235 km northeast of Schefferville, QC, approximately 150 km west of Nain, NL and 125 km west of the Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale. Administration for the region is covered by the Administrative Region of Nord-du-Québec and the Kativik Regional Government.

The Strange Lake Property is covered by Canadian National Topographic System (NTS) map sheets 24A08, 24A09, and 14D05. The latitude and longitude for the Project is approximately 56°21’ N and 64°12’ W.

Figure 4.1 is a map showing the location of the Strange Lake Project.

Figure 4.1

Location of the Strange Lake Property

Figure provided by Quest Rare Minerals Ltd.

The Strange Lake Property is comprised of the 676 individual mineral claims covering a total area of approximately 27,336 ha, as summarized in Table 4.1 and illustrated in Figure 4.2.

Detailed information on the mineral claims and expiration dates may be found in Appendix 1.

The mineral claims in Québec cover the B Zone and a portion of the Main Zone Rare Earth Element (REE) deposits. Quest has informed Micon that all of the claims are current and there are no outstanding issues.

Table 4.1

Summary of the Strange Lake Mineral Claims by Province

Province	Number of Claims	Area (ha)
Québec	562	24,486
Newfoundland and Labrador	114	2,850
Total	676	27,336

Table provided by Quest Rare Minerals Ltd.

The mineral claims in Newfoundland and Labrador cover an area immediately south of the Main Zone REE deposit, historically referred as the ‘A Zone’ by IOCC. Mineral tenure in Newfoundland and Labrador allows for contiguous claims to be made under a single licence number. There are also several mineral claims that overlap between the Québec and Newfoundland and Labrador claims due to the disputed location of the provincial border. Included within the Newfoundland and Labrador total is a small group of 18 mineral claims that occurs along the coast of Labrador, south of the Voisey’s Bay mine that were acquired in 2011. These mineral claims are listed here but they are not subject to this report and are mentioned only for completeness.

In Appendix 1, the excess credit and required credits per claim are calculated values because these values are distributed evenly for all claims held within a given licence, thus the total credits are divided by the number of claims within each licence; this is only calculated for the main Strange Lake licences i.e., not for the Voisey’s Bay license. Some information given in Appendix 1 is not provided by the Newfoundland and Labrador government and these cells are left empty.

With regards to the mineral rights in Newfoundland and Labrador adjacent to the east of the Property, there are two blocks of claims designated Exempt Mineral Lands (EML) and Labrador Inuit Lands (LIL). The EML is currently off limits for exploration and mining and the LIL, may be explored with permitting and consultation with the Inuit of the Nunatsiavut Government.

4.2 OWNERSHIP AND PERMITS

All of the mineral claims comprising the Strange Lake Property are 100% owned by Quest. Quest has informed Micon that all of the mineral claims are free of royalties and other encumbrances except for the claims in the EML designation and those designated LIL.

Figure 4.2 Strange Lake Property Mineral Claim Map

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Quest has informed Micon that it has obtained all permits required to conduct exploration activities on the Property.

Quest Rare Minerals Ltd, (formerly Quest Uranium Corporation), was incorporated under the Canada Business Corporations Act on June 6, 2007 as a wholly-owned subsidiary of Freewest Resources Canada Inc. (Freewest) with the intention of taking over the uranium exploration activities previously conducted by Freewest.

On December 7, 2007, Freewest transferred its 100%-owned uranium properties to Quest for 8,000,000 common shares of Quest for consideration of CAD$2,400,000. The uranium properties included the George River property; and five uranium properties in Ontario and one uranium property in New Brunswick. Freewest retained rights to certain precious metals and base metals with respect to certain properties transferred.

On December 11, 2007, Freewest distributed an aggregate amount of 6,256,979 common shares of Quest held by Freewest to its shareholders.

4.3 MICON COMMENTS

Micon is unaware of any other outstanding environmental liabilities at the Strange Lake Project, other than those normally associated conducting exploration programs in Canada. Micon is unable to comment on any remediation which may have been undertaken by previous companies.

Micon is unaware of any other significant factors or risks that may affect access, title or the right or ability of Quest to perform work on the Strange Lake Property.

Other than those discussed previously, Micon is not aware of any royalties, back-in rights, payments or other agreements and encumbrances which apply to the Strange Lake Property.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE

AND PHYSIOGRAPHY

The following Section has been extracted primarily from the May, 2011 Technical Report, (Wardrop, 2011), updated where necessary.

5.1 ACCESSIBILITY

The Strange Lake Property is situated roughly 1,100 km northeast of Québec City, the provincial capital of Québec. The Property is only accessible by aircraft from Schefferville, Québec, and Nain or Goose Bay, Newfoundland. There are several regularly scheduled flights to Schefferville, Nain and Goose Bay from major cities in eastern Canada. Aircraft may also be chartered out of these northern communities.

Fixed-wing flights from Schefferville are typically 75 minutes and flights from Goose Bay are typically 90 minutes. Staging for the Strange Lake Project is done from both Schefferville and Goose Bay. Flight time to Nain from Strange Lake is approximately 40 minutes.

5.2 CLIMATE AND PHYSIOGRAPHY

Northern Québec and Labrador are characterized by a cool subarctic climatic zone (Dfc; Köppen climate classification) where summers are short and cool and winters are long and cold with heavy snowfall.

The minimum and maximum mean annual temperatures are -10°C and 0°C, respectively. The average July minimum and maximum temperatures are 7°C and 17°C and the average January minimum and maximum temperatures are -29°C and -19°C (WorldClimate, Indian House Lake, Québec, www.worldclimate.com). Annual average precipitation is approximately 660 mm (WorldClimate, Border, Québec). The region receives up to approximately 350 cm of snow annually and the ground is snow-covered for six to eight months of the year. Exploration activities may be conducted during the summer and autumn months (June to November) and during the winter to early spring (January to April).

The Property is situated in a glacially scoured terrain of rolling hills with low to medium relief where elevations vary from roughly 420 m to 570 m above sea level. The Property is situated on west side of the major watershed that forms the border between Québec and Newfoundland.

The exposure and lack of vegetation in the area contributes to strong winds that generally have an easterly or westerly direction. Trees are confined to sheltered valleys or enclaves where mean temperatures may be higher.

Ericaceous shrubs and herbs, which are typical of tundra or heathland vegetation, consist mainly of willow, sedges, grasses, alders, sweet gale, and juniper.

The Property is dominantly covered by a layer of glacial till of variable thickness with abundant rock outcroppings. Glacial esker deposits are also common and range between 5 to 25 m thick. Vegetation throughout the Property consists mainly of short tundra growth of shrubs and caribou moss, interspersed with low tamarack trees.

5.3 LOCAL RESOURCES AND INFRASTRUCTURE

There are no local resources in or around the Strange Lake Property. Some local labour may be hired out of Goose Bay, Nain or Schefferville; but most skilled and professional labour will need to be sourced from other regions within Canada.

The nearest mine to the Property is Vale’s nickel-copper mine at Voisey’s Bay, roughly 125 km to the east, on the coast of Labrador.

The Property and environs have no developed infrastructure. The nearest developed infrastructure is located in the community of Nain. Nain is a coastal community that also serves as the local supply and service centre for nearby Voisey’s Bay mine. There is no road access to Nain and it is serviced by regular, year-round flights from Goose Bay and by coastal freighters during the summer months. Schefferville is also a small community that is serviced by regular flights and twice-weekly by rail from Sept-Îles.

There is an 800-m gravel airstrip located on the Property that provides access to the Strange Lake Project.

The nearest seaport is in Nain, 125 km east of the Property and the nearest railhead in Schefferville, 235 km southwest of the Property, with access to the seaport at Sept-Îles on the Bay of St. Lawrence.

There is no source of electricity on or near the Property and power must be generated on site. The nearest sources of electricity are in Voisey’s Bay, Churchill Falls and Menehek Lake.

Water sources are abundant on and adjacent to the Property.

6.0 HISTORY

The following Section has been extracted primarily from the May, 2011 Technical Report by Wardrop and updated where necessary. The May, 2011 report mentions that the following historical information was derived from Chamois and Cook (2007).

6.1 GEOLOGICAL SURVEYS

6.1.1 Geological Survey of Canada (1967 to 1993)

From 1967 to 1971, the Strange Lake and George River area was mapped at a scale of 1:250,000 by the Geological Survey of Canada (GSC). In 1979 to 1980, a regional lake sediment study was conducted, in partnership with the Newfoundland and Labrador Mineral Development Division. A regional lake sediment survey covering the Québec portion of the area was completed during 1982 and a regional lake sediment and water sampling was completed over the Labrador portion of the project area in the early 1990s.

Several areas within the George River region, northwest of the Property, were mapped in more detail throughout the 1970s and 1980s by the Québec Ministry of Energy and Resources, along with some regional stream sediment sampling.

6.1.2 Newfoundland and Labrador Department of Natural Resources (1980 to 2009)

Between 1980 and 2009, the Newfoundland and Labrador Department of Natural Resources (NLDNR) Geological Survey Division and Department of Mines and Energy conducted numerous studies in the Strange Lake area.

In 1980, in partnership with the GSC, the NLDNR released a detailed lake sediment, water and radiometric survey. This survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it led directly to the discovery by IOCC of the Strange Lake Alkalic Complex and associated REE and HFSE mineralization.

In 1984, as exploration continued at Strange Lake by IOCC, the NLDNR conducted an aggregate resource assessment that investigated a possible transportation route from Strange Lake to the east coast of Labrador.

In 1988, additional lake sediment and water geochemistry sampling was carried out with a focus on rare metal mineralization in granitoid terranes in the Churchill Province. All geochemical data for the Strange Lake area was re-analyzed in 2009.

Extensive geomorphological and surficial geology studies were conducted by NL government geologist Martin Batterson with D.M. Taylor in 1988, 1991, 2001, 2005, and 2009). Bedrock geology mapping was conducted by Ryan (2003) on NTS map sheets 14D/03, 04, 05 and 06 and 24A/08 and NLDNR geologists published research papers on the Strange Lake Alkalic Complex.

6.2 MINING COMPANIES

6.2.1 Iron Ore Company of Canada, 1979 to 1984

From September, 1979 to March, 1981, IOCC completed several exploration programs on, and to the northeast of the Property. The exploration programs included:

•	Reconnaissance geological mapping.

•	A helicopter-borne radiometric survey.

•	A ground radiometric survey.

•	A limited amount of geochemical sampling including:

•	Eight soil samples.

•	Six lake and stream sediment samples and one rock sample.

•	A small track-etch survey on eight sites.

•	One 35.97-m diamond drill hole.

During this initial period of exploration, the Strange Lake Alkalic Complex was discovered and subsequent drilling up to 1984, of a total of 373 diamond drill holes, culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOCC named the A Zone (renamed Main Zone by Quest).

From September, 1981 to September, 1982, IOCC completed geological, geophysical and geochemical work on the NL side of the Strange Lake discovery. The geological mapping was completed at 1:50,000 and 1:10,000 scales with traversing on 200-m spacing where gneisses were observed in a few scattered outcrops to the east and north of the alkali granite complex. Alkalic rock units (locally medium grained, fine grained and altered) were mainly observed; outcrop is sparse with less than 10% outcrop exposure in the vicinity of the Strange Lake Alkalic Complex.

Various geophysical surveys were conducted in the Strange Lake area in an attempt to delineate differences in lithology, alteration and/or mineralization within the bedrock covered by extensive overburden. These included Ground Magnetometer, Very Low Frequency Electromagnetic (VLF-EM), and Induced Polarization Resistivity (IP-RES) geophysical surveys. The magnetometer and VLF-EM surveys were useful at defining and updating the geological contacts between the gneisses and the alkali rocks as well as detecting gouge-rich, water-saturated fault zone breaks and fracture zones highlighted by offsets and truncations. The IP-RES surveys permitted to correlate with zones of greater porosity within the altered peralkaline granite. The geochemical surveys consisted of soil surface outcrop rock and water drill core analysis. Analytical data of ZrO2 and Y2O3 obtained from diamond drilling and bedrock mapping were used in the calculation of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOCC.

A total of 373 diamond drill holes were completed and surveyed with the drill locations reported in the UTM coordinate system. The elevations are reported in metres. The Glacial Boulder Survey was carried out to trace the boulders to their sources. The survey was done by systematically checking every alkali boulder in the area with a portable GIS-4 integrating gamma-ray spectrometer. Two boulder trains were recognized; the northern train consisting of fine grained pegmatitic and medium grained granitic; the southern train is mainly made of pegmatite granite. A total of 133 boulders were sampled and assayed for yttrium, zirconium and niobium oxides.

From July, 1979 to September, 1980, IOCC completed geological and geochemical surveys. The geological survey was carried out at the reconnaissance scale. Only gneisses were encountered. The geophysical survey was carried out by a helicopter-borne radiometric survey at 100-ft terrain clearance and followed by a ground radiometric and magnetometer surveys.

Between January, and December, 1983, IOCC completed geological, geophysical and geochemical surveys on the Québec portion of the Strange Lake Property. The alkali granite was remapped at a scale of 1:10,000-scale in order to better incorporate the drill hole and outcrop data and to search for new outcrop areas.

The ground spectrometer geophysical survey was conducted in the western part of the property to help trace anomalous till associated with the radioactive mineralized boulders previously located. Lines were surveyed 50-m apart with survey stations every 25 m. Boulders were discovered up-ice to all known bedrock sources and precisely located.

The geochemical survey consisted of outcrop sampling. Rock samples were analysed systematically for minor elements and selectively for major elements. A frost soil survey was carried out over the anomalous areas detected by the spectrometer survey. Only beryllium and yttrium returned significant anomalies. Geochemical surveys consisted of soil sediment and water samples. Air photo interpretation was completed permitting terrain and structural features. East-west lineations, crags and tails were observed to be expressions of faults. Northeast and southwest lineations were also observed.

IOCC commissioned several metallurgical, conceptual and economic studies throughout the 1980s to determine the potential economic viability of the deposit.

In 1982, IOCC retained Witteck Development Inc. of Mississauga, Ontario, to conduct hydrometallurgical test work on Strange Lake concentrates for the extraction of zirconium, beryllium, and REEs. In 1983, IOCC contracted K.D. Hester & Associates of Oakville, Ontario, to review the hydrometallurgical test work and update reagent costs. In March 1983, IOCC retained the Warren Spring Laboratory, in Hertfordshire, England, to report on the beneficiation of Strange Lake mineralization and the liberation of Y2O3 , Nb2O5, ZrO2, BeO and REO.

In 1984, Hazen Research Inc. (Hazen) was retained to review the metallurgical test work and propose a preliminary process design and layout to treat 30,000 t/d of Strange Lake ore focusing on the extraction of Y2O3 and ZrO2, and beryllium and niobium.

Also in 1984, IOCC completed a preliminary feasibility study on Strange Lake based on an open pit scenario, 250,000 t/y operation with processing facilities located in Schefferville. The products of this study included ZrO2, Y2O3 and Nb2O5 .

In January and February, 1985, IOCC completed a cost estimate study and economic evaluation study. The economic evaluation study considered two scenarios:

1.	Selling 200 t/y Y2O3 (99.99% grade).

2.	Selling 300 t/y Y2O3 (at two different grades).

Each scenario also included LREO and HREO based on market prices at that time.

In March, 1985, Arthur D. Little, Inc. (ADL) completed a marketing and economic viability study on the Strange Lake deposit on behalf of IOCC. ADL concluded that yttrium demand was unlikely to increase fast enough for start-up of operations in 1989 and recommended further economic studies.

6.2.2 Armco Mineral Exploration Ltd., 1980

Between June and July, 1980, Armco Mineral Exploration Ltd. (AME) conducted a helicopter-supported exploration program within an area covered by IOCC 1979 airborne survey to the south of the Property. Limited geochemical sampling included 51 soil samples, two esker sand samples, and nine rock samples.

6.2.3 Acadia Mineral Ventures Ltd., 1990

In 1990, Kilborn Inc. was retained by Acadia Mineral Ventures Ltd. (Acadia) to conduct a preliminary economic analysis on the Strange Lake mineralization based on historic metallurgical test work.

6.2.4 Mitsui Mining & Smelting Co., Ltd., 1992 to 1995

From 1992 to 1995, Mitsui Mining & Smelting Co., Ltd. (Mitsui), a Japanese metals supplier, conducted a metallurgical research project on the Strange Lake Main Zone REE deposit. Between 1992 and 1993, Mitsui carried out a geological survey and study and preliminary chemical and physical tests. From 1994 to 1995, mineral processing and chemical processing tests were conducted on the Strange Lake Main Zone minerals (then referred to as the ‘A Zone’. The testwork focused on recovery of yttrium, zirconium, niobium, cerium and fluorine. The report proposes future testwork on REE purification; however, it is unknown whether this work was conducted.

6.2.5 WMC International Limited, 2000 to 2001

During 2000 and 2001, WMC International Limited (WMC) completed a multi-faceted exploration program for copper and nickel over a very large area generally located northwest of the Property. Work included regional geological mapping and sampling, a greater than 60,000 line km aeromagnetic survey, a greater than 15,000 line km airborne EM survey, regional heavy mineral concentrate stream sediment sampling, a limited amount of ground EM and diamond drilling consisting of seven holes totalling 2,225 m and borehole EM surveying. According to the reports at the time, the results from this exploration did not warrant additional work.

6.2.6 Freewest Resources Canada Inc., 2006 to 2007

In 2006, Freewest Resources Canada Inc. (Freewest) staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration. From August to September, 2006, Freewest completed an exploration program that included a helicopter-borne magnetic, EM and spectrometer geophysical survey and a prospecting and mapping program over seven of the claim blocks. The results of these exploration programs found anomalous uranium (U3O8) values in Blocks 1, 2, and 8 and an anomalous copper-nickel in Block 3 (Figure 6.1).

In late 2007, Freewest spun out its George River Project claims to Quest. The Strange Lake Property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

Where available, detailed descriptions of the exploration conducted on the Property are contained in provincial assessment reports or in Technical Reports contained on SEDAR by the various companies which worked on the Strange Lake Property prior to its acquisition by Quest.

6.3 PREVIOUS MINERAL RESOURCE ESTIMATES

Wardrop conducted the most recent mineral resource estimates for Quest in 2010 and 2011. The results of the mineral resource estimate conducted by Wardrop are contained in Technical Reports entitled “Strange Lake Project B Zone Deposit, Québec. National Instrument 43-101 Resource Estimate” dated April, 2010 (Wardrop, 2010a) and “Strange Lake B Zone Resource Model Update” with an effective date of May 25, 2011 (Wardrop, 2011). These reports have been filed on SEDAR by Quest.

6.4 MINING PRODUCTION OR EXTRACTION

There has been no mining or processing of any of the mineralization located on the Strange Lake Property.

Quest engaged Wardrop to conduct a Preliminary Economic Assessment (PEA) on the Strange Lake Properties B Zone. The Technical Report for the PEA is dated September 24, 2010 (Wardrop, 2010b). Quest has conducted further work since the PEA was conducted and is currently in the process of completing a Preliminary Feasibility Study, therefore the discussions related to the PEA have been added to this report for the purposes of complete disclosure only.

Figure 6.1

Freewest George River Project Area

Figure taken from the May, 2011 Wardrop Technical Report as modified from Chamois and Cook, 2007.

.

7.0 GEOLOGICAL SETTING AND MINERALIZATION

The following Section has been extracted primarily from the May, 2011 Technical Report by Wardrop (Wardrop, 2011), updated where necessary.

7.1 REGIONAL GEOLOGY

The Strange Lake Project lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Québec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin.

The majority of the Property is located in the Mistastin domain in the east and the Mistinibi-Raude domain to the west. Figure 7.1 is a regional geology map of the area surrounding the B Zone and Main Zone on the Strange Lake Property

The following is taken from Chamois and Cook (2007).

“The Labrador Trough underlies the westernmost portion of the area and has been described in detail by Dimroth et al. (1970). The Labrador Trough is interpreted to be a passive margin wedge located along, and overlying, the eastern edge of the Superior craton. It consists of a western, dominantly sedimentary succession with some alkali basalts and an eastern, generally younger, dominantly mafic to ultramafic igneous succession comprised of tholeiitic basalts, gabbros, spilites and ultramafics.”

The descriptions of the following domains are modified from Van der Leeden et al. (1999).

“The Laporte domain consists of immature metasedimentary rocks including pelitic and semipelitic schists, gneisses, meta-arkoses and mafic metavolcanics and metagabbros, along with minor quartzite, metaconglomerate, marble metamorphosed ultramafics. Lenses of migmatized ortho- and paragneisses of granodioritic composition occur regionally within the assemblage.”

The Lake Tudor Shear Zone is a regional feature of up to 20 km wide, which can be traced for over 150 km. It affects rocks of the Laporte domain to the west and of the De Pas domain to the east. Deformation within the zone is complex. Evidence exists for regional dextral shearing as well as contraction, bringing rocks in the east over rocks to the west.

Figure 7.1

Regional Geological Map of the Area Surrounding the B and Main Zones on the Strange Lake Property

390000
405000
420000
435000
450000
6270000
6255000
6240000
6225000
QUEST
George River
Lac Brisson
B ZONE
MAIN ZONE
Quebec
Newfoundland
Nain
Area of Detail
Schefferville
Churchill Falls
Happy Valley-Goose Bay
0 200
0 5 10 15 km
NAD83/ZONE20N
Scale: 1:350,000
N
Regional Geology Legend (after GSC)
Quat - Quaternary cover
Pam - Ademellite
Pgr - Granite
Apm - Pegmatite
Agl - Granulite
Agd - Granodiorite
Amg - Migmatite
Agg - Granite gneiss
Aqz - Quartzite
Aab - Amphibolite
Apg - Paragneiss
REE deposits
Provincial boundary
Quest Rare Minerals
Strange Lake Project
Regional Geology
Geology modified after Taylor,1975

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Van der Leeden et al., (1999) commented further:

“The De Pas domain consists essentially of the De Pas Batholith and flanking gneisses. The De Pas Batholith is a composite body varying in composition from a charnockitic opdalite in the west to a granite or granodiorite in the east. It has been traced for over 500 km in length and varies from 20 km to 50 km in width. The enveloping rocks consist of quartzo-feldspathic gneisses varying from granulite facies west of the batholith to amphibolite facies east of it.

The George River Shear Zone is a regional feature that can be traced for over 200 km and varies in apparent width from 6 km to 20 km. It is heterogeneous in nature and includes units of the Mistinibi-Raude domain to the east and some of the eastern gneisses of the De Pas domain. It consists of mylonites and cataclasites of various composition including metasediments, a variety of intrusive suites and lesser metavolcanics. Kinematic indicators suggest early lateral ductile movements, mainly dextral but some sinistral, extensional movements and late contractional brittle-ductile movements.

The Mistinibi-Raude domain can be divided into three subdomains. The central subdomain is the largest and consists of migmatitic, semipelitic gneisses and lesser post-tectonic granite and metamafics and metaultramafics. The southern subdomain consists of mylonites in the north and a heterolithic assemblage of metabasalts, metagabbros, metadiorites and paragneisses elsewhere. A small northwestern subdomain consists mainly of a sedimentary assemblage comprised of meta-arkose, quartzitic wacke, quartzite and lesser metasiltstone and calcarenite.

The Mistastin domain includes several units defined in the Mistinibi-Raude domain and major Elsonian intrusions. These post tectonic intrusions include parts of the Mistastin Batholith, the Michikamau Anorthosite, some rapakivi granites and the Lac Brisson peralkaline granite. Pillet (1985) describes the Lac Brisson peralkaline granite in greater detail”.

7.2 PROPERTY GEOLOGY

The Property is underlain by the Napeu Kainiut pluton in the south and heterolithic Archean gneiss in the north (Figure 7.2). The Mesoproterozoic post-tectonic Napeu Kainiut pluton and the larger Mistastin Batholith to the south include monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small peralkaline intrusion called the Strange Lake granite intrudes the northeastern margin of the Napeu Kainiut pluton and heterolithic Archean gneiss. This peralkaline granite, commonly referred to as the Strange Lake Alkalic Complex (SLAC) has been the focus of numerous academic and industry research and exploration work. The SLAC comprises several distinct magmatic units that vary in modal abundance of rock-forming minerals and the relative concentrations of REE and HFSE. Historically, IOCC geologists differentiated these magmatic phases based on the relative abundance of so-called “exotic” minerals, gittinsite, elpidite, pyrochlore, zircon, clays, sphene, astrophyllite, narsarsukite and fluorite, and on other textural characteristics. Accordingly, they described three general phases: an early “exotic-poor” (i.e., REE- and HFSE-poor) granite, “exotic-rich” granite and pegmatitic peralkaline granite. In general, these units comprise quartz, potassium feldspar, albite, arfvedsonite and exotic minerals.

Figure 7.2

Property Geology Map

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RARE MINERALS LTD.
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Pegmatite
Subsolvus Granite
Transolvus Granite
Hypersolvus Granite
Quartz Monzonite
Augen Gneiss
Banded Gneiss
Strange Lake claims outline
Labrador Inuit Lands (LIL)
Exempt Mineral Lands (EML)
Provincial border
Quest Rare Minerals
Strange Lake Project
Geology and Mineralized Footprints

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Subsequent examination by academic researchers differentiated these granitic phases by petrographic phase relationships: the exotic-poor granite was termed hypersolvus granite (one-feldspar system) and the exotic-rich granite was termed subsolvus (two-feldspar system). The highest concentrations of REE and HFSE are in the subsolvus granite and pegmatite-aplite phases. Recent research indicates that widespread high temperature (≥350°C) orthomagmatic sodium (Na)-rich fluids initially altered the subsolvus granites, which was followed by low temperature (≤200°C) externally derived calcium (Ca)-rich alteration fluids.

7.3 MINERALIZATION

Two distinct styles of mineralization have been encountered on the Strange Lake Property. The first style of mineralization is comprised of alkali granite-hosted REE-rich pegmatites and aplites. The second style of mineralization is comprised of sheared discontinuous paragneiss-hosted uranium-bearing pegmatites along the Stewart Lake Trend approximately 14 km northeast of the B Zone deposit. Uranium mineralization in this area is not the subject of this report, and will not be discussed further.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplites and, to a lesser degree, within the host granites, particularly in intra-pegmatitic granites.

Pegmatites and minor aplite (fine-grained pegmatite) comprise gangue with feldspar (potassic>sodic), glassy to white quartz, arfvedsonite, gittinsite, fluorite and various minor accessory minerals including titanite, allanite, pyrochlore and gadolinite, which are readily identifiable in core. Gittinsite and amphibole appear to have generally formed contemporaneously and both exhibit euhedral to subhedral morphologies. Feldspar exhibits a variable paragenetic relationship relative to arfvedsonite and gittensite, but is commonly somewhat later in complex pegmatites and earlier in simpler, late pegmatites. Quartz is late and interstitial and fluorite, which is commonly dark purple to black, is commonly later than quartz. Arfvedsonite is typically strongly replaced by either coarse bottle green aegirine or red-brown earthy hematite and may be strongly leached to form vugs that are sometimes quartz-hematite lined. Gittinsite is typically altered to a mottled orange-pink to beige colour and spotted with very fine grey-green LREE-bearing allanite, giving a spotted salt and pepper texture. Feldspar is often altered as concentric oscillating zones or mixed hematite and fluorite, giving a mottled, often fractured appearance.

Subsolvus granite, which typically contains very fine-grained dark grey to black rounded inclusions of hypersolvus granite is the most voluminous unit in the SLAC and is the principal host to REE-bearing pegmatites. Minor white-grey mm-scale reaction rims locally wrap around these inclusions. It is typically fine- to medium-grained (i.e., <cm) comprising variably altered feldspar (sodic>potassic?), intergranular white-grey quartz, subhedral variably altered arfvedsonite, interstitial/poikilitic gittinsite and euhedral ghosts of narsarsukite; wispy pale purple or interstitial dark purple fluorite is ubiquitous. Extensive albitization of the granite creates an overall granular to sugary appearance in the groundmass while arfvedsonite, which commonly exhibits a bi-modal grain size of fine mm-scale anhedral grains and relatively coarser-grained euhedral crystals, is variably altered or may be fresh. Similar to arfvedsonite in pegmatites, arfvedsonite is commonly altered either by aegirine, particularly proximal to pegmatites, or earthy brown-red hematite; large portions of the B Zone exhibit fresh arfvedsonite in a variably altered matrix. Narsarsukite, which is grey when unaltered, is often tan-beige, indicating replacement by titanite. Gittinsite is variable in colour, but is commonly partially replaced by dark grey-green LREE-bearing allanite; replacement may take the form of salt and pepper spotting as in pegmatites or as amorphous patches. Alteration typically developed in the host subsolvus granite is not typically developed in the inclusions.

Table 7.1 below illustrates the elements and common oxides that occur in the B Zone deposit and Table 7.2 contains a list of pegmatite minerals. References to TREO, unless otherwise stated, include Y2O3.

Table 7.1

List of Elements and Oxides Associated with Rare Earth Metal Mineralization

Element	Element Acronym	Common Oxides
Associated Elements and Oxides
Zirconium	Zr	ZrO2
Niobium	Nb	Nb2O5
Hafnium	Hf	HfO2
Beryllium	Be	BeO
Uranium	U	U3O8
Thorium	Th	ThO2
Yttrium	Y	Y2O3	TREO
Light Rare Earth Elements and Oxides
Lanthanum	La	La2O3
Cerium	Ce	CeO2
Praseodymium	Pr	Pr6O11
Neodymium	Nd	Nd2O3
Samarium	Sm	Sm2O3
Heavy Rare Earth Elements and Oxides
Europium	Eu	Eu2O3
Gadolinium	Gd	Gd2O3
Terbium	Tb	Tb4O7
Dysprosium	Dy	Dy2O3
Holmium	Ho	Ho2O3
Erbium	Er	Er2O3
Thulium	Tm	Tm2O3
Ytterbium	Yb	Yb2O3
Lutetium	Lu	Lu2O3

Table provided by Quest Rare Minerals Ltd.

Table 7.2

List of Minerals and Formulae Found in the B Zone

Mineral Name	Mineral Formula
Quartz	SiO2
K-Feldspar	KAlSi3O8
Aegirine	NaFe+³Si2O 6
Zircon	ZrSiO4
Gittinsite	CaZrSi2O7
Titanite	CaTiSiO5
Feldspar (Albite)	NaAlSi3O8
Fe-oxide/hydroxide	FeOOH
Fluorite	CaF2
REE-Epidote (allanite)	(Ce,Ca,Y)2(Al,Fe+³) 3(SiO 4)3(OH)
Pyrochlore	(Na,Ca)2Nb2O6(OH,F)
Arfvedsonite	NaNa2(Fe+4Fe +³)Si 8O22(OH)2
Milarite	K2Ca4Al2Be4Si24 O60•(H2O)
Gerenite/Gadolinite/Kainosite	(Ca,Na)2(Y,REE)3Si 6O18•2(H2O) / Y2Fe+²Be2Si2 O10 / Ca2(Y,Ce)2Si4O12 (CO3)•(H2O)
Chlorite	(Mg,Fe+²)5Al(Si 3Al)O10(OH)8
Thorite	ThSiO4
Calcite	CaCO3
Apatite	Ca5(PO4)3(OH,F,Cl)
Monazite	(La,Ce,Nd)PO4

Table provided by Quest Rare Minerals Ltd.

8.0 DEPOSIT TYPES

The following Section has been extracted primarily from the May, 2011 Technical Report by Wardrop (Wardrop, 2011), updated where necessary.

The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex, which has intruded along the contact between older gneisses and monzonites of the Churchill Province of the Canadian Shield.

The Complex is sub-circular and comprises a series of compositionally and petrographically distinct granites, which can be differentiated based on petrography (one feldspar versus two) and relative concentrations of the REE and HFSE, which generally exhibit unique ranges that are characteristic of each granite. These granites (Figure 7.2) are in sharp contact with the surrounding country rocks and the apparent contact between the Complex and country rocks is outward dipping at 20º to 30º. A structural zone comprising stockwork fluorite-hematite veining and hematite-fluorite breccia occurs discontinuously along the contact between the SLAC and country rocks. The least fractionated granite is a fine-grained, massive hypersolvus granite and it exhibits the lowest concentrations of REE and HFSE in the complex; it occurs in the geometric centre of the Complex. This granite is surrounded by a medium-grained, massive subsolvus granite that exhibits a distinct enrichment in REE and HFSE. Within the subsolvus granite occurs pegmatite and aplite sheets and dikes, which are the main host to REE and HFSE mineralization and represent the latest, most fractionated phase of magmatism in the complex.

8.1 GENETIC MODEL

Across the SLAC, there is a progressive enrichment in REE and HFSE, from a relatively low abundance in the hypersolvus granites, to a relative enrichment in the subsolvus granites. During the crystallization sequence, high-temperature, Na-rich fluids altered portions of the subsolvus granite, resulting in a relative depletion in Zr, Y, and REE relative to subsolvus granites that were not enriched in Na. It has been postulated that during the evolution of the subsolvus granites in the SLAC, the above elements were mobilized by Ca-free, fluorine (F)-rich fluids, forming REE-fluorine complexes. Subsequently, externally-derived Ca-rich low-temperature fluids began mixing with F-rich fluids that were concentrated in the carapace of the intrusion; the calcium caused a destabilization of the fluorine complexes and resulted in the precipitation of low temperature REE and HFSE bearing phases and fluorite. Thus, formation of the SLAC (or other peralkaline-hosted REE deposits) requires multiple phases of alteration including the evolution of a fluorine-rich fluid to concentrate and mobilize REE and HFSE and the subsequent introduction of destabilizing Ca-rich fluids resulting in REE precipitation in order to form potentially economically exploitable mineralization.

The SLAC is comparable to other REE deposits such as the Khaldzan-Buregte REE, Nb and Zr deposit in Western Mongolia. This deposit has similar mineralogy both in the granite hosts and ore mineralogy consisting of Na-K feldspar, quartz, albite, arfvedsonite, aegirine, fluorite in the host granite and ores made up of elpidite, gittinsite and zircon as well as pyrochlore and rare metal fluorcarbonate minerals, monazite and polylithionite. The Khaldzan-Buregte REE deposit is thought to have formed at least in part due to metasomatism of the REE rich peralkaline granite after its emplacement. The surrounding and REE-poor peralkaline granites and mafic rocks did not concrete REE, similar to the SLAC where the mineralization is predominantly in the more evolved, REE-rich, subsolvus granite, aplite and pegmatites and not in the REE-poor, hypersolvus or surrounding quartz monzonite and gneisses. Although the SLAC is similar in (bulk) composition and overall formational processes to the Khaldzan-Buregte REE deposit it differs in that it is not associated with mafic igneous rocks and does not have many discrete magmatic pulses whereas the Khaldzan-Buregte REE deposit has several documented pulses.

Zr-Nb-REE mineralization in the peralkaline granites from the Amis Complex in Namibia also exhibit similar REE and HFSE enriched magmas and mineralogy to the SLAC but on a much smaller scale. This Zr-Nb-REE mineralization is thought to be magmatic in origin with post magmatic alteration demonstrated by replacement reactions and interstitial and vein-filling REE+Y rich fluorocarbonates.

The underlying similarities between these deposits and the SLAC is that they are peralkaline, A-type granites with magmas that were originally enriched in REE and HFSE prior to the metasomatism, which allowed for mobilization of the immobile elements though halogen rich fluids resulting in further concentration and subsequent precipitation of secondary of REE rich minerals.

The exploration programs at the Strange Lake Project are planned and executed on the basis of the deposit model discussed above.

9.0 EXPLORATION

The following Section has been extracted primarily from the May, 2011 Technical Report by Wardrop (Wardrop, 2011) and updated where necessary.

9.1 GEOPHYSICAL SURVEYS, 2008 TO 2011

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys. MPX Geophysics Ltd. (MPX) was contracted by Quest to conduct the surveys over the Property. A total of 614.7 line km of north-south lines were flown, on 400-m flight line spacing over the Strange Lake Property at a nominal height of 40 m. An additional 71.0 line km of east-west lines were flown as tie-lines for a total of 685.7 line km.

The instrumentation included a differential real time Global Positioning System (GPS), and a Pico-Envirotec GRS-10 multi-channel gamma-ray spectrometer system, and a high sensitivity magnetometer installed on a single sensor fixed boom, seven feet in front of the helicopter rotor blade. The helicopter used was an AS350BA.

During the 2009 exploration season, Quest also conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

No additional geophysical surveys were carried out in either 2010 or 2011.

9.2 EXPLORATION, 2009 TO 2011

During the 2009, 2010 and 2011 exploration seasons, Quest collected a total of 1,170 samples from the Property, including 326 in 2009, 388 in 2010 and 456 in 2011. Samples were collected during prospecting, bedrock mapping and channel sampling. Geological mapping was conducted to further delineate historical geological maps, while channel sampling was done as follow-up on anomalous bedrock areas proximal to the B Zone. Figure 9.1 shows the exploration target areas on the Property. Figure 9.2 illustrates the locations of all 2009, 2010 and 2011 surface samples collected from the Property. Many samples outside the current property boundary reflect recent reductions in the property limits and these samples were formerly within the property. Table 9.1 is a summary of the samples collected during 2009, 2010 and 2011 exploration.

9.3 GEOLOGICAL MAPPING, 2009 TO 2011

Geological mapping conducted during the 2009, 2010 and 2011 exploration programs was focused within the extents of the SLAC. The purpose of mapping was to increase the accuracy of historical geology maps of the SLAC and to provide context for channel samples in an area of complex structure and geology south of the B Zone termed the “fluorite-hematite breccia zone” (FLBX). Mapping samples were generally restricted to outcrop.

Figure 9.1

Exploration Target Location Map

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Newfoundland
Churchill Falls
Happy Valley-Goose Bay
Provincial boundary
Strange_Lake_property_outline_09_2012
Strange_Lake_property_outline_09_2012
0 1 2 km
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Scale: 1:115,000
N
Quest Rare Minerals
Strange Lake Project
2012 Claim Status

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Figure 9.2

Exploration Surface Sample Location Map

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Sample Locations

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Table 9.1

Summary of 2009 to 2011 Surface Sampling

Year	Mapping/ Prospecting		Channel Sampling	Total
	Outcrop	Float	Outcrop
2009	89	224	13	326
2010	142	158	77	377
2011	265	149	42	456
Total	496	531	132	1,159

Table provided by Quest Rare Minerals Ltd.

9.4 MICON COMMENTS

Exploration surface sampling is generally restricted to the outcrops mapped on surface. In general the surface sampling is just used to identify the mineralization, if any, contained in the rocks exposed in the outcrop. While some samples may contain significant mineralization they are generally used to potentially identify the extensions of previously identified zones or in some cases new zones. In all cases the surface sampling was not used in the resource estimation process. It is for these reasons that any significant assays for the surface sampling were not tabulated or identified since they are only an exploration tool.

In general terms, the surface samples are representative of the mineralized material that is currently being identified at the Strange Lake Property. The grade of the individual samples appropriately reflects the variability of the mineralization contained in the deposit and within the various rock types at the Strange Lake Project.

10.0 DRILLING

The following Section has been extracted primarily from the May, 2011 Technical Report by Wardrop (Wardrop, 2011) and updated to include the drilling undertaken on the Property in 2011.

10.1 DRILLING, 2009

10.1.1 2009 Drilling Program

Quest completed a drill program on the Strange Lake Property between July and September, 2009. The drill program consisted of 3,930.5 m from 49 BQ ‘thin-kerf’ (BQTK) size drill holes over the B Zone and Main Zone deposits. A total of 19 drill holes were completed on the B Zone totalling 2,180.7 m of drilling and their locations are listed in Table 10.1 and shown in Figure 10.1. The remaining 30 drill holes were conducted on the Main Zone and are not subject to this report. An additional five drill holes, totalling 340.0 m, were conducted for bulk sampling purposes.

Quest contracted Boreal Drilling, based in Val d’Or, QC to carry out the drilling for the 2009 drill program. The drilling was conducted using two Versadrill 0.8 drills. The drill program was supported by helicopters from Canadian Helicopters, based out of Sept-Îles, QC, using a Bell206L and a Eurocopter B2 (A-Star). Boreal Drilling is an independent drilling contractor which works on a fee for service basis.

The drill program over the B Zone was conducted to confirm historic drilling by IOCC and to test a significant airborne radiometric anomaly, approximately 2,000 m by 500 m, that surface sampling confirmed was related to REE-mineralized boulders and outcrop.

All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with the mineralization thickness ranging up to 36.17 m and averaging 13.45 m. The core length of the mineralization is approximately the true thickness as the drill holes are, with the exception of BZ09015, all sub-vertically dipping and the lithological and mineralized units appear to dip gently (5° to 10°) to the northwest.

The drill core was logged on site and entered directly into Gemcom Gemslogger™ and all drill core was photographed prior to sampling. The drill core was sampled on intervals ranging from 0.2 m to 2.0 m, split in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. The drill core boxes from the 2009 drill program are stored at Quest’s Mistinibi Camp, located 45 km south of the B Zone deposit.

Table 10.1 summarizes the drill holes completed on the B Zone deposit.

Figure 10.1

B Zone 2009 Drill Hole Location Map

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Table 10.1

Summary of 2009 B Zone Drilling

Drill Hole	UTM* Easting	UTM* Northing	Elevation (m)	Bearing (°Az)	Dip (°)	Length (m)
BZ09001†	428016.069	6243135.246	449.004	0	-90	101.0
BZ09002	428123.161	6243049.776	455.807	0	-90	75.0
BZ09003	427946.934	6242952.709	460.367	0	-90	75.5
BZ09004†	428003.607	6242842.408	474.385	0	-90	101.0
BZ09005	428031.147	6242779.245	486.724	0	-90	125.0
BZ09006	428215.196	6242879.106	482.379	0	-90	112.5
BZ09007	428322.788	6242704.763	518.328	0	-90	152.0
BZ09008†	427873.632	6242674.166	488.948	0	-90	93.5
BZ09009†	427863.717	6242576.185	500.547	0	-90	136.0
BZ09010	427771.970	6242852.044	461.225	0	-90	101.0
BZ09011	427701.191	6242637.601	478.877	0	-90	112.7
BZ09012	427599.707	6242746.605	463.167	0	-90	102.5
BZ09013	427805.865	6242390.381	521.959	0	-90	144.5
BZ09014	427573.176	6242491.753	492.824	0	-90	150.5
BZ09015†	427851.484	6243130.114	446.379	147	-60	111.0
BZ09016†	427832.723	6242764.085	472.420	0	-90	104.0
BZ09017	428311.257	6243109.844	458.376	0	-90	110.0
BZ09018	428399.866	6242981.378	476.914	0	-90	120.0
BZ09019	428211.257	6243067.634	459.027	0	-90	101.0

Note:	*UTM coordinates are based on the NAD83 datum, Zone 20.
†Drill hole deepened in 2010.

Table provided by Quest Rare Minerals Ltd.

All 2009 drill hole collars, at the Strange Lake Project, were surveyed by Groupe Cadoret, based in Baie-Comeau, QC. All collars were surveyed with an R6 and R8 Trimble real time differential GPS and were surveyed to an accuracy of 0.001 m. Groupe Cadoret is an independent drilling contractor who works on a fee basis.

All down-hole surveys were conducted on all drill holes using a Reflex EZ-AQ, a magnetic surveying instrument. The Reflex instrument was calibrated at the factory before being used in the field

10.1.2 Bulk Sample Drilling, 2009

In addition to the diamond drill program, a bulk sample was collected from an additional five-hole drill program for the purpose of metallurgical test work.

Bulk sampling drilling was conducted by the same drilling contractor at the BZ09001 drill site. A total of five BQTK-size drill holes were completed for the bulk sample, for a total of 340.0 m, drilled in a fan pattern (see Figure 10.1) at the drill site and are listed in Table 10.2 below. The bulk sample drilling was conducted from one drill site at various intersecting angles to the lithology and mineralization trend to minimize the costs of moving the drill to other sites.

Table 10.2

Summary of the 2009 Bulk Sample Drilling

Drill Hole	UTM Coordinates		Hole Description
			Elevation (m)	Bearing (°)	Dip (°)	Length (m)
	Easting	Northing
BS09001	428016	6243135	449	0	-90	45.5
BS09002	428016	6243135	449	330	-75	50.0
BS09003	428016	6243135	449	330	-50	119.0
BS09004	428016	6243135	449	150	-75	50.0
BS09005	428016	6243135	449	150	-50	75.5
Total						340.0

Table provided by Quest Rare Minerals Ltd.

The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200-L fuel drums. The drums were wire-sealed and sent by deHavilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson; only two trips were required for three drums of samples. From Schefferville, the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling. From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen.

These samples were used for metallurgical testwork by Hazen under a program completed in November, 2010.

10.2 DRILLING, 2010

From July to October, 2010, Quest completed an extensive diamond drill program on the Strange Lake Property that consisted of approximately 14,270 m of 78 BQ ‘thin-wall’ (BTW) size drill holes in the B Zone deposit as well as, deepening of some the 2009 drill holes. The aims of the 2010 drilling program were to both infill and continue to define the limits of the known deposit and resource base. The drill program brought the total number of drill holes, excluding the 2009 bulk sample holes, completed on the B Zone to 97 for a total of approximately 17,474 m. The drill hole collar locations for the 2010 drill programs are shown in Figure 10.2. A summary of the drill holes is contained in Appendix B of the May, 2011, Wardrop Technical Report.

Quest used Boreal Drilling (Boreal) to conduct the 2010 diamond drilling program. Boreal is an independent contract drilling company based out of Val-D’Or, Québec. The drilling was conducted using Versadrill 0.3 drills and was supported by Eurocopter BA (A-Star) helicopter from Canadian Helicopters, based out of Sept-Îles, QC.

Figure 10.2

2010 Drill Program, Drill Hole Location Map

Figure provided by Quest Rare Minerals Ltd., December, 2012.

All 78 drill holes from the 2010 drill program encountered pegmatite-hosted REE mineralization with thickness ranging up to 53 m (BZ10040) and averaging 15 m. The thickness is approximately the true thickness as the drill holes plunge sub-vertically (with the exception of BZ09015 and BZ10030), while the lithology and mineralized units are sub-horizontal or dip gently, approximately 5° to 10°, to the northwest.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and sampled on intervals ranging from 0.2 m to 2.0 m. Once completed, the drill core was sawn in half with one half collected for analysis and the second half replaced in the core box for permanent record keeping. All drill core was photographed after the core was sawn in half. The drill core boxes from the 2010 drill program are stored on site, in outdoor core racks at Quest’s Strange Lake exploration camp. This is located adjacent to the B Zone, on the edge of Lac Brisson.

All 2010 drill hole collars, at the Strange Lake Project, were surveyed by Corriveau J.L. & Associates Inc., (Corriveau) based in Val-d’Or, QC. All collars were surveyed with an R8 Trimble real time differential GPS and were surveyed to an accuracy of ± 0.03 m horizontal (X-Y) and ± 0.05 m vertical (Z). Corriveau is an independent licensed federal and provincial Québec land surveyor (QLS) who works on a fee basis.

10.3 DRILLING, WINTER 2011

Quest conducted winter and summer drilling at Strange Lake on a variety of areas within the intrusion. A total of 25,425.3 m of drilling was completed over 224 holes.

A winter drilling program was conducted between March and April, 2011 at two different locations. At the B Zone, 22 holes, including one designed specifically for metallurgy were drilled for a total of 3,005.6 m. In Labrador, a joint venture program between Quest and Search Minerals and its subsidiary, Alterra, conducted four holes for a total of 310.3 m on the Alterra Project. Drilling at the B Zone except the metallurgical hole was conducted on the ice at Lac Brisson to target the extension of pegmatite mineralization under the lake. Drilling at the B Zone successfully intersected pegmatite-hosted REE mineralization in all 22 holes. At the Alterra Project, drilling intersected pegmatite in three of four holes drilled.

10.4 DRILLING, SUMMER 2011

During the summer drilling program at the Strange Lake Project, drilling expanded beyond the B Zone. Drilling at the B Zone was focused on definition drilling, infilling areas between the 2009 and 2010 holes, and also following unconstrained mineralization in the southwest, east and north of the deposit. B Zone definition drilling totalled 17,257.0 m over 138 holes and 3,515.1 m over 29 additional holes for metallurgical purposes. Drilling at the B Zone was successful in further delineating the pegmatite continuity as well as determining the edges of the pegmatite system. Although not all holes intersected pegmatite mineralization, background TREO in the granites was consistent with results from the previous seasons. Drilling in 2011 was conducted at a high enough resolution to allow for generalized 3-D geological modelling of the pegmatites and alteration types.

Drilling at the FLBX target included three holes for a total of 360.0 m. The FLBX drilling was focused on intersecting the subsurface projection of REE-mineralized veins, fractures, aplite dikes and quartz-rich pegmatites all of which cross-cut the Archean country rock augen gneisses. Drilling successfully intersected narrow REE-mineralized aplite dikes and pegmatites from the SLAC in all three holes.

Drilling at an area called “Proposed Airport 6” or PA6, was planned to test for REE mineralization along the strike length of a proposed permanent airstrip required for future development. This condemnation drilling was proposed for four holes but only a single hole was drilled in 2011, the remaining three being completed in 2012. PA611002, 63.0 m deep, did not intersect any pegmatites, but pervasive hematite alteration similar to the B Zone occurred from top to bottom and average TREO grades for the granite were similar to that of the B zone granites.

Condemnation and geotechnical drilling was undertaken in the summer of 2011. Condemnation drilling at an area named Proposed Tailings 1 was conducted to test for pegmatite-hosted REE mineralization in an area proposed for tailings storage and totalled 679.2 m over 10 holes. Geotechnical drilling was conducted at the B Zone. Groundwater monitoring wells were drilled west of the proposed tailings storage area and several condemnation holes in the proposed Tailings 1 storage area were twinned for installation of monitoring wells. In total, geotechnical and groundwater drilling totalled 217 m over 17 holes. Groundwater monitoring holes did not penetrate bedrock and contribute zero metres to this total.

Winter drilling at the B Zone is presented in Figure 10.3 and summer drilling areas are shown in Figure 10.4. The 2011 drilling at Strange Lake is summarized in Table 10.3 with the detailed drill hole collar data presented in Appendix 2.

The 2011 drill program was contracted to Boreal Drilling. The drilling was conducted using Versadrill KmB 0.3 drills and was supported by up to two Eurocopter B2 (A-Star) helicopters from Canadian Helicopters, based out of Sept-Îles, QC. The helicopter and crews were permanently stationed at Quest’s exploration camp.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and subsequently exported to Quest’s SQL drilling database. Sampling was conducted in intervals ranging from 0.5 m to 2.0 m. Once completed, the drill core was sawn in half with one half collected for analysis and the second half replaced in the core box for record keeping. All drill core was photographed prior to the core being sawed in half but after sample intervals had been marked on the core.

As in 2010, the core boxes containing the half-core from the 2011 program were stored on site, at Quest’s Strange Lake exploration camp.

As in 2010, all 2011 drill collars were surveyed by Corriveau. All collars were surveyed with a Leica VIVA 2 mobile real-time differential GPS system linked to a Trimble 5700 base station and Zephyr antenna and were surveyed to an absolute accuracy of ± 0.05 m horizontal (X-Y) and ± 0.10 m vertical (Z) and a relative accuracy of ± 0.02 m horizontal (X-Y) and ± 0.04 m vertical (Z) both at 1s.

Table 10.3

Summary of 2011 Winter and Summer Drilling Programs

Zone	Meterage	No. of Holes
Alterra	310.31	4
Winter	310.31	4
B Zone	20,110.62	159
Winter	2,853.58	21
Summer	17,257.04	138
Metallurgy	3,667.11	30
Winter	152.00	1
Summer	3,515.11	29
FLBX	360.00	3
Summer	360.00	3
Geotechnical	217.00	17
Summer	217.00	17
Proposed Airport 6 (PA6)	63.00	1
Summer	63.00	1
Proposed Tailings (PT)	697.24	10
Summer	697.24	10
Grand Total	25,425.28	224

Table provided by Quest Rare Minerals Ltd.

10.5 MICON COMMENTS

Micon visited the core logging facilities, reviewed the documentation and sampling procedures for the core during its visit to the site, and held discussions with the geological personnel. Micon concludes that the drilling and core sampling at the Strange Lake Project are conducted in a manner which provides representative samples of the mineralization and that the sampling procedures meet current industry best practice guidelines. Therefore, Micon concludes that the samples can reliability be used for resource estimations.

Figure 10.3

2011 Winter Drill Program, Drill Hole Location Map for B Zone

Quest Rare Minerals
Strange Lake Project
Completed 2011 B Zone Definition Drilling Winter Program
Lithology
BZ11114
BZ11103
BZ11109
BZ11113
BZ11117
BZ11112
BZ11101
BZ11108
BZ11111
BZ11115
BZ11116
BZ11102
BZ11106
BZ11104
BZ11105
BZ10074
BZ11097
BZ11099
BZ11107
BZ11098
BZ11100
BZ11241
BZ10077
BZ11189
BZ10043
BZ10061
BZ11193
BZ10040
BZ10065
BZ09001
BZ10030
BZ11190
BZ10044
BZ11197
BZ11168
BZ11186
BZ12256
BZ10041
BZ10076
BZ11192
BZ12258
BZ11118
BZ11150
BZ09019
BZ11237
420000
420100
420200
420300
420400

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Figure 10.4

2011 Summer Drill Program, Drill Hole Location Map for B Zone

427250
427500
427750
428000
428250
428500
428750
QUEST
Quest Rare Minerals
Strange Lake Project
Completed 2011 B Zone
Definition Drilling

Figure provided by Quest Rare Minerals Ltd., December, 2012.

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Written guidelines for core logging and field sampling are outlined in a Quest procedures document (Quest, 2011b). Quest supervisory staff maintains that these guidelines are rigorously followed and while in camp, Micon did not note any deviance away from these stipulated procedures and methodologies.

11.1 SAMPLING METHODS, INITIAL QUALITY CONTROLS AND SAMPLE SECURITY

Following core delivery by the drilling contractor to the secure core shack at the Strange Lake project camp, the core boxes and core are routinely examined for damage or mislabelling and the core is entered into the local database log file for processing. A technician washes and degreases the core and then enters core and RQD (rock quality designation) measurements into the digital drill form. A geologist logs the diamond drill hole using Gemcom Gemslogger software, taking appropriate photographic records and marking out samples for later cutting. Individual core samples are identified by sequentially numbered sample tags, part of which is later affixed to the core tray and part which accompanies the cut sample to the assay laboratory. Samples with a nominal length of 1 to 0.5 m are normally marked out for sections of core visually deemed to be “mineralized” or “pegmatitic”, while the remaining core is usually sampled at 2-m interval lengths.

Quest stipulates that all sample assay tag books will be entered into a master sample tracking database and assigned to individual geological staff so that each person will be linked to the samples they collected. This database lists where standards, blanks and duplicates are inserted and differentiates drill core samples from rock samples. Sample tag books are pre-labelled to insure that QA/QC samples are not missed or placed out of sequence. The second tag in the books should be marked on not the first. The first tag goes with the sample to the laboratory.

The Quest sampling procedure, as noted in the May, 2011 Technical Report, (Wardrop, 2011), is as follows:

“Samples should not overlap between different rock and/or sharply defined alteration types, such as dark green alteration in the granite (this does not include presence or absence of melacratic inclusions at Strange Lake); therefore where geological and/or alteration contacts occur, the sample should be split at the contact. Mineralized or anomalous zones, including all pegmatites but otherwise defined as having elevated radioactivity and or focused zones of alteration, should aim to be 1 m or less but greater than 20 cm, while unmineralized (average background radioactivity or weakly altered) samples should aim to be 2 m long; exceptions to this may be at the end of the drill hole (last sample) if there is minimal alteration; samples should never exceed 3 m. For each sample, the from-to interval shall be marked on the core using yellow grease pencils by putting arrows at the start pointing down-hole and at the finish of the interval pointing up-hole (e.g. [☐ your sample # here ☐]). The sample number shall be clearly marked on the core. In the case of duplicate samples, a line shall be drawn down the middle of the core and each sample number marked on either side of the line. The line is a guide for the technician so that they can saw the core first in half as per normal sampling and then split that half – each duplicate is thus a quarter of the core. When entering sample info for duplicates into the drilling database, duplicates should be named “Duplicate A” and “Duplicate B” – the former being the sample duplicated and the latter being the duplicate. Sample tags shall be inserted at the beginning of a sample interval and where duplicates occur, sample tags can be placed adjacent to each other at the start of the interval. All core samples are split by core saw.”

Once the geological logging process has been completed, the core is moved to the sampling room, where technicians saw the core in half using water cooled diamond impregnated saw blades. Half of the sawn sample is placed into plastic sample bags with their respective sample tag, while the remaining core half is returned to the core tray for archiving in core racks at a designated area of camp. The bagged samples are placed into rice bags, for a total of no more than 5 samples per bag or so that the rice bag does not exceed 23 kg in weight and are sealed using a nylon cinch. These individual rice bags are labelled with the sample interval, company and contact information. Once entered into the shipping database, the rice bags are transported to a secure container to await air shipment to the laboratory.

Diamond drill core and the resulting diamond drill core samples are treated in a secure manner. Drill contractors are contractually obligated to the safeguarding of collected core, until delivered to Quest at a mutually agreed to site, which in this case is the Strange Lake camp core shack. Once core is logged, sampled and samples packaged for shipment, they are temporarily stored at the core shack or another sheltered facility. Samples are batch transported by charter aircraft and delivered directly to the Activation Laboratories Ltd. (Actlabs) preparation laboratory in Goose Bay, Labrador. Once the samples have been prepared for analysis, they are shipped directly by commercial courier to the Actlab facilities in Ancaster, Ontario for analysis. Coarse and pulp sample rejects are stored in Goose bay at a secure Quest storage facility.

11.2 ANALYTICAL PROCEDURES AND LABORATORIES USED

Quest uses Activation Laboratories Ltd. (Actlabs), 1348 Sandhill Drive, Ancaster, Ontario, L9G 4V5 as the primary independent commercial assaying provider. The laboratory maintains an information web site at www.actlabs.com. Quest submits cut core samples to the Actlab preparation laboratory located in Goose Bay, NL under strict sample protocol procedures. Actlabs routinely runs its own series of blanks, duplicates and certified reference materials. The frequency of each depends on the analytical method. Actlabs is accredited to ISO 17025 for specific registered tests as per their scope of accreditation Lab# 266. It has also achieved accreditation to CAN-P-15779 which is specific to mineral analysis laboratories.

After sample preparation, core sample for the Quest project material undergoes several analyses for elements and lithogeochemistry, namely Actlab codes: Code-8 REE Assay; F Option, Code-4Litho-Quant (11+) Major Elements fusion; and Code-4E – XRF (for Niobium). A description of these individual assaying techniques is provided within the laboratory’s “Schedule of Services and Fees”. The current 2012 Canadian schedule is available at http://www.actlabs.com/files/Canada_2012.pdf. The 2011 protocol, company sample handling, analytical methodology and sample security was reviewed and accepted by Wardrop (Wardrop, 2011), which went on to note the following:

“All drill core and rock samples are sent by aircraft directly to Actlabs preparation laboratory in Goose Bay. Employees, officers, and directors of Quest have not conducted any sample preparation prior to the samples being sent to Actlabs.

Upon arrival at ActLabs preparation laboratory in Goose Bay, as a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

Quest’s samples were prepared under ActLabs Code RX 1. This is a crush of the sample (of less than 5 kg) with up to 75% of the material passing a 2 mm screen, split to 250 g, and pulverized under hardened steel to 95% passing through 105 micron screen.

Actlabs, also as a routine practice, automatically uses cleaner sand between each sample. The quality of crushing and pulverization is routinely checked as part of Actlabs quality assurance program.

The prepared samples were then sent, by Actlabs, to their laboratory in Ancaster, Ontario, for Analysis. The remaining sample pulps and sample rejects are stored at the preparation facility in Goose Bay.”

A description of the sample analyses carried out by Actlabs at its Ancaster facility is as follows:

Actlab Code: 8 REE ASSAY PACKAGE; F OPTION

Samples of 0.2-g are fused with a combination of lithium metaborate and lithium tetraborate in an induction furnace to release the fluoride ions from the sample matrix. The fuseate is dissolved in dilute nitric acid, prior to analysis the solution is complexed and the ionic strength adjusted with an ammonium citrate buffer. Subsequent analysis is by Induced Coupled Plasma Mass Spectroscopy (ICP-MS).

The fluoride ion electrode is immersed in this solution to measure the fluoride-ion activity directly. An automated fluoride analyzer from Mandel Scientific is used for the analysis. The detection limit on fluorine is 0.01% F.

Actlab Code: 4LITHO-Quant (11+) Major Elements Fusion

A 1-g sample is digested with aqua regia and diluted to 250 mL volumetrically. Appropriate international reference materials for the metals of interest are digested at the same time. The samples and standards are analyzed on a Thermo Jarrell Ash ENVIRO II simultaneous and sequential ICP, Varian Vista 735 ICP or Thermo 6500 ICP.

Actlab Code: 4E – XRF (For Niobium)

Niobium was analyzed separately by X-Ray Fluorescence (XRF) due to the low upper detection limit in the ICP-MS method. The trace elements analyses are done on pressed powder pellets made from 6 g of sample. Spectral interferences are corrected from pre-calculated interfering factors. Because of the trace level (<1,000 ppm) of the analytes, only the mass absorptions are corrected for matrix effects. The mass absorption coefficients are derived from measuring the Compton scatter of the rhodium (Rh)-tube. The background and mass absorption corrected intensities are then calculated against the calibrations constructed from 24 international geological reference materials.

Quest has not designated a secondary umpire laboratory and continues to use Actlabs for its routine QA/QC sample analysis for blanks, standards and duplicates. As part of the current Micon review, one diamond drill hole was selected and sent out for “umpire duplicate” sampling to ALS-Chemex (ALS Global).

Umpire quarter core samples were freight delivered to the ALS Chemex preparation laboratory at 1512 Old Falconbridge Road, Sudbury, Ontario P3A 4N8. After crushing and pulverization, pulp samples were couriered to the ALS Chemex primary laboratory facilities in Vancouver, British Columbia for final analysis using analysis code ME-MS81h. This analysis uses ICP-MS methods after carrying out a lithium borate fusion prior to acid dissolution and uses a high sample to volume ratio in an analytical protocol that is relevant for mineralized rare earth samples. Digital data and the corresponding certificate for this work were issued as 11193099.

11.3 SUMMARY OF QA/QC PROCEDURES AND RESULTS

A Quest core sampling procedure and Quality Control/Quality Assurance (QA/QC) protocol was developed in 2009 and was used without change to the beginning of 2011. Some minor modifications for the summer-fall drilling season on sample minimums and adherence to strict contact controls was implemented, but on the main remains unchanged to date.

A primary objective is to achieve a 5% insertion rate of QA/QC samples (ie standards, blanks and duplicates) into the data stream. This is done on a regular pre-set sample number basis and a frequency of every 50 samples (i.e., staggered but regularly spaced duplicate, blank and standard every sample book of 50 samples) by inserting two standard samples per hundred samples, two blank samples per hundred samples and also cutting two duplicate quarter-core samples on a per 100 sample basis.

On occasion, an additional blank may have also been inserted into the data stream following an interval of high-grade mineralization that is greater than 2 m in core length, in order to track any possible contamination that may be resulting from these samples. In order for all QA-QC samples to be “blind”, the name of the standard and blank are not marked on the sample bag or the tag that is sent to the laboratory. Likewise, duplicate samples are not labelled as duplicates on the tags that go to the lab.

A similar rate of QA/QC samples is used for rock samples, with standards, blanks and duplicates inserted once per 50 samples. As in the case of the drill core samples, sample tag books are pre-marked with the QA/QC samples to ensure that they are not used for rock samples.

11.4 MICON COMMENTS

Micon has reviewed or observed the procedures and protocols used for sample preparation, security and analytical procedures and finds that they meet or exceed industry standards and norms.

12.0 DATA VERIFICATION

12.1 MICON SITE VISIT

Micon latest visit to the Strange Lake Project was conducted between March 26 and 29, 2012. Micon was assisted during the 2012 visit by a number of employees working for Quest. During this trip, the drilling was reviewed and discussed, core sampling QA/QC was reviewed, and general exploration programs past, present and future were discussed as well as the goals and objectives of the programs.

Micon has reviewed and analyzed data provided by Quest and its consultants, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any program of sampling and assaying on the property. Micon has relied on the previous sampling conducted by Wardrop discussed in its May, 2011, Technical Report (Wardrop, 2011) as verification of the mineralization on the Strange Lake deposit, as well as its own observations during the March, 2012 site visit.

12.2 QA/QC VERIFICATION

Data verification of the analytical results consisted of a desktop and statistical review, a data audit in which 10% of the assay records were manually compared to signed official assay certificates and a comparative re-assaying of a randomly selected diamond drill hole.

12.2.1 Blanks

During 2011, Quest used commercially available bagged quartz silica sand as its blank sample. Prior to and during 2009, other blank materials were used, such as an internal material referred to as “Blank-Q”

An initial review of analytical results for all of the Strange Lake drilling carried out on the Main and B Zones indicates that possibly 44 samples out of a total of 276 blanks (i.e., 16%) may show some signs of sample cross-contamination. At least one sample (307750) is definitely not a blank. It is recommended that the sample results proceeding and following this sample are examined in order to verify that has not been accidently switched in the original assay certificate.

The majority of the contaminated “blanks” show elevated values of Zr, La, LREE and Hf. Overall, the HREE values are acceptable. All of these samples were collected in 2009. It is recommended that an expanded audit be completed to check if these samples are not simply mislabeled Blank-Qs.

Blank-Qs represent a visually clean quartz vein sample that was collected from a “metapelite outcrop” pit and used as a pragmatic blank during the initial exploration work in 2009 when the high purity silica blanks had been exhausted. This locally derived blank gives an acceptable average baseline to which individual sample results can be regressed to. A total of 30 such samples were identified in the diamond drilling database.

A plot of the mean Blank and Blank-Q normalized REE values is provided in Figure 12.1. A set of the mean suggested values for the three in-house Quest standards is also presented in this figure. These standards are discussed below.

Overall, the analyzed blanks were found to be of sufficient quality and no significant problems with the analytical database have been identified.

Figure 12.1

Plot of Quest Blanks and Standards

12.2.2 Control Standards

Quest has made a decision to use in-house control standards, of which several have been implemented over the years.

Prior to 2009, an internal set of standards termed STD-1 and STD-2 were prepared from material collected at a pit (at Main Zone?). Reportedly, four reference assays made for each sample in order to establish the nominal assay values. In total, 40 STD-1 and 48 STD-2 samples were found in the BZ database.

The current series of BZ-series control standards was prepared by Hazen as cut subsets from material collected in 2009 by a diamond drilling bulk sampling program. As described by Wardrop (2011), this metallurgical sample was collected by a five-hole, 340 m drill program at the BZ09001 drill site oriented at various dips and azimuths in DDH’s BS09001 to BS09005 (inclusive).

“The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200 L fuel drums. The drums were wire sealed and sent by de Havilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson; only two trips were required for three drums of samples. From Schefferville the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling.

From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen.”

Of the three original logging categories, for purposes of the Quest control standards, the following apply:

“high grade” corresponds now to standard BZHG,

“low grade” corresponds to standard BZLG and

“altered” corresponds to BZMG.

In total, 45 samples of each three Quest standard categories was submitted for a round robin series of analysis to three laboratories (15 samples per laboratory) in order to determine the “best value” (certified value) of the standards. These samples were sent to Actlabs, ALS-Chemex and Acme. The recommended average values have been calculated.

The overall conclusion is that the results of the round robin testing are of an acceptable level of accuracy, for this level of in-house standards. Normal standard practice at the moment, for “in-house standards” round robin assaying is to use five independent and reputable laboratories. The current set of work only used three.

In comparing the Hazen head grades to the results obtained by the round robin, there is very good correlation of results at the weight percent level. This indicates that there had been very good homogenization of the bulk sample and/or very good subsampling protocols used by Hazen in splitting out material to be used for the standards. The material supplied to Hazen was primarily provided by Actlabs.

12.2.3 Control Duplicates

The Quest duplicate protocol used in 2009-2010 was to cut two quarter cores of the top-half cut of sawn core when a duplicate sample was deemed to be needed and indicated by a sample numbering scheme. The physical upper quarter, when viewed in a core box, was flagged as DUP-A, while the lower quarter was flagged DUP-B. DUP-B was also given the immediate following assay number to that of DUP-A. This system was implemented as an attempt to minimize introduced biases due to volume differences.

In the summer of 2011, when data was migrated from Target to the GEMS SQL database system, samples which had been flagged as DUP-A were listed as part of the normal data sample stream. DUP-B samples now reside in the QA/QC table as an indicated duplicate. At that time, the duplicate sampling protocol was changed to a more traditional method of cutting and submitting complete half core for assay and quartering the remaining core in the box for duplicate sample purposes.

In reviewing the current GEMS databases against the 2009-2010 Target database, there appear to be five more DUP-As in Target than there are QA/QC duplicates in GEMS. This would tend to indicate that possibly five duplicate samples are missing from the current database which needs to be explained. No significant errors or biases were detected by duplicate sampling checks.

12.2.4 Sample Characteristics

The average sample length taken by Quest staff during the period of 2009 through the first quarter of 2011 was 1.56 m and a mode of 2 m (see Figure 12.2). In addition, 537 measured samples return an average density of 2.73.

12.2.5 Umpire Sampling

A total of 131 samples were sub-sampled by quarter-sampling one drill hole selected at random and sent to ALS-Chemex as part of a due diligence umpire checks under the direction of Micon. In addition to the quarter core, staff also inserted a set of QA/QC blanks and standards to reproduce the original data submittal set. Data were received for these samples in late October, 2011. Data are contained in an ALS-Chemex certificate numbered TM11193099 and dated October 17, 2011.

Figure 12.2

Quest Sample Length Distribution

Plots of the original DDH BZ10040 results (see Figure 12.3) show a typical negative Eu dip anomaly and horizontal “bat-wing” REE pattern developed due to elevated HREE. The sampling also clearly shows that the intersected BZ10040 samples of pegmatite vs the granite are in general elevated in HREE, but in some cases are depleted in LREE relative to granite. Note that a single aplite sample is also quite elevated in REE content.

Figure 12.3

Normalized REE Pattern of DDH BZ10040 Sampling (N = 129)

Of the 131 umpire duplicate samples submitted to ALS-Chemex, 123 samples represent fresh quarter core from the remaining original half core that was in the core racks on site; 3 samples represent Duplicate B quarter cores; 2 samples are silica sand blanks; 2 samples are BZLG standards; and 1 sample was initially submitted as a BZMG standard in 2010, but is replaced by a 2011 BZHG standard. The 2011 resampling retains the same sample numbering system as the original.

Table 12.1

2011 Submitted Control Samples BZ10040

Sample	Initial 2010 Sample Type	Duplicate 2011 Sample Type
105998	DUP B	flagged insufficient
106000	BZLG	BZLG
106025	Blank	Blank
106048	DUP B	flagged insufficient
106050	BZMG	BZHG
106075	Blank	Blank
106098	DUP B	flagged insufficient
106100	BZLG	BZLG

Table 12.2

2011 Summary of Calculated HARD Values, BZ10040 Re-sampling

Element	Maximum	Minimum	Average	Median	Mode
Y	26.3%	0.0%	4.0%	2.6%	—
Zr	30.8%	0.1%	3.8%	2.7%	—
La	20.2%	0.0%	4.5%	3.2%	0.002488
Ce	21.3%	0.0%	4.2%	3.1%	0.071429
Pr	22.7%	0.0%	4.6%	3.3%	—
Nd	26.8%	0.1%	4.7%	3.1%	—
Sm	20.1%	0.1%	4.8%	2.9%	0.045045
Eu	30.0%	0.0%	5.1%	3.0%	0
Gd	24.2%	0.0%	5.0%	3.7%	0
Tb	22.7%	0.1%	4.7%	3.1%	0.035714
Dy	25.3%	0.0%	4.3%	2.5%	0.038462
Ho	28.1%	0.0%	3.9%	2.2%	—
Er	29.2%	0.0%	4.3%	3.4%	0
Tm	29.2%	0.0%	4.3%	3.2%	0.166667
Yb	29.9%	0.0%	4.1%	3.0%	0.044379
Lu	30.5%	0.0%	4.2%	3.1%	—
Hf	34.3%	0.1%	5.2%	4.4%	0.125

A preliminary A/B comparison of the resampling results involved calculating the “Half Absolute Residual” (HARD) values. This involves taking half of the absolute value of the relative difference of the initial and subsequent assay as a function of the assay sample average, and is expressed by the formula:

HARD =  1/2 * ABSOLUTE [(A-B) / (A+B)]

These results are summarized in table form (above). The maximum HARD values are all returned by four of the inserted control standards, namely the two blanks which have initial low REE values and will as is normal return a large relative value on re-assay, sample106048 DUP_B, which may be showing a pegmatite nugget effect, and the mis-matched control standard sample 106050 which compared BZMG with BZHG. Several other samples show HARD values in the order of 10%, which is assumed to be due to a sampling nugget effect.

The A/B analytical results indicate that the Actlab results are of acceptable quality and show no significant systemic bias when compared to the ALS-Chemex results. The R2 values generated from these charts is tabulated below.

Table 12.3

Summary of 2010 A/B Comparison BZ10040 Umpire Re-assaying Results

Element	Linear Fit (y=)	R-squared Value
Y	1.017x	0.9161
Zr	0.896x	0.8595
La	0.9257x	0.8064
Ce	0.8984x	0.8865
Pr	0.8571x	0.882
Nd	0.8401x	0.9049
Sm	0.9668x	0.8906
Eu	0.9256x	0.8689
Gd	0.9928x	0.8595
Tb	1.0314x	0.8971
Dy	1.006x	0.9094
Ho	1.0251x	0.9162
Er	0.9609x	0.9125
Tm	0.9414x	0.908
Yb	0.9677x	0.8974
Lu	0.9748x	0.8882
Hf	1.1823x	0.8595

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 HISTORICAL TESTING

A number of metallurgical testing and engineering studies have been completed on mineralized samples from the Strange Lake deposits. Most of the early work was undertaken on the Main Zone deposit which is located mainly on the Newfoundland and Labrador side of the provincial divide with more recent studies concentrated on the B Zone deposit which is located in Québec.

Historical studies undertaken on Main Zone mineralization include the following:

•

Witteck Development Inc, (WDI) of Mississauga, Ontario, on behalf of IOCC; hydrometallurgical testing (1982), mineralogical study and beneficiation (flotation) testing (1983) and leaching, solid/liquid separation and preliminary solvent extraction tests (1983).

•	IOCC, economic evaluation study (1985)

•	Lakefield Research, scoping flotation tests and leaching testwork on samples of Strange Lake mineralization and flotation concentrate for Arcadia (1990).

•	Kilborn Consulting Engineers and Architects (Kilborn), preliminary technical and economic study for the recovery of yttrium and zirconium on behalf of Arcadia (1991).

•

Mitsui Mining and Smelting Company Limited (Mitsui), detailed study into the extraction of REE and zirconium from Strange Lake samples. Testwork included mineralogy, beneficiation (magnetic separation), leaching, precipitation and selective dissolution (1992 to 1996).

In 2010, Hazen completed a preliminary program of testwork using samples that represented B Zone mineralization. This testwork included quantitative mineralogical characterization of the rare earth occurrence in three samples, investigation of physical beneficiation and a preliminary investigation into bench scale leaching. The three samples, weighing a total of about 1 t, were collected by Quest. One composite sample termed high-grade mineralization reportedly representing the pegmatitic zone was used for the major part of the investigation. The other two samples were lower grade with respect to rare earth content and were referred to as low-grade and altered ore.

13.2 RECENT TESTING

A detailed program of flowsheet development bench-scale metallurgical testwork commenced at Hazen of Golden, Colorado in early 2011 and is scheduled to be complete by the end of 2012. This program of work (Phase 2) focused on the beneficiation and leaching aspects of the process and followed on from the preliminary testwork program undertaken by Hazen (Hazen, 2010). Preliminary results from the most recent Hazen tests were discussed in the Quest press release in May 15, 2012 (Quest, 2012).

In parallel with the recent Hazen work, Process Research Ortech Inc. (Ortech) was commissioned by Quest in the first quarter of 2012 to develop a flowsheet for the separation of zirconium, niobium, uranium and thorium, and a REE concentrate.

Other recent testwork includes magnetic separation tests at the Technical Center of Eriez in Erie, Pennsylvania, high pressure grinding roll tests at SGS Mineral Services, Lakefield, Ontario, and comminution testing by JKTech Pty Ltd, Australia.

The testwork results from these testwork programs are being used to develop the process flowsheet, process design criteria and process engineering for the prefeasibility study (PFS), which is presently ongoing.

13.3 TESTWORK RESULTS

13.3.1 Historical Testwork

The historical testwork using samples of Main Zone mineralization gave the following preliminary results:

•	Typical flotation recoveries from a de-slimed sample of approximately average resource grade (0.9% Y2O3, 3.0% ZnO2 and 0.7% Nb2O5 ) of around 80% Y2O3, 60% ZnO2 and 90% Nb2O5 with 40% mass recovery.

•	Preliminary magnetic separation recovery of 60% Y2O3 with 25% weight recovery.

•	Bond ball mill work index of around 16 kWh/t.

•

Sulphuric acid leaching extractions of about 70% for both yttrium and zirconium with the acid addition of 200 kg/t of feed, temperature of 80 ºC, leach time of 24 hours and sample grind size of 95% passing 200 mesh.

13.3.2 Hazen, 2010

The mineralogical investigation consisted of detailed QEMSCAN analyses to characterize the REE mineralization and associated gangue constituents. These analyses revealed that the REE mineralization is complex, consisting of several REE mineral species as well as REE–yttrium-bearing gangue minerals, i.e., not actual REE mineral species.

The initial mineralogical analyses showed that yttrium and REE were mainly contained in (pyrochlore (Na,Ca)2Nb2O6 (OH,F)), phosphates (monazite), and carbonates (bastnaesite and possibly parasite (Ca(Ce,La2(CO3)3 F2)), gadolinite ((REE,Y)2Fe2+Be2Si2O10 ), gerenite ((Ca,Na)2(Y,REE)3Si 6O18.2H2O), kainosite (Ca2(Y,Ce)2Si4 O12(CO3)·H2O) and other yet-unidentified calcium–yttrium–REE-bearing silicates.

Other yttrium- and REE-bearing minerals identified included zircon (probably partially hydrated), gittinsite (CaZrSi2O7), thorite ((Th,U)SiO4), and epidote (probably allanite (Ca(Y,La,Y)Fe2+Al2(Si2O7 )(SiO4)O(OH)).

The main gangue minerals were quartz and feldspar (K-feldspar and albite) with minor occurances of amphiboles and pyroxenes, mica, chlorite, titanite, and milarite (K2Ca4Al2Be4Si2 O4O60.(H2O)).

Physical upgrading tests included gravity concentration using diagnostic heavy-liquid separation, tabling, centrifugal concentration, froth flotation, and magnetic separation.

Heavy liquid tests showed that at a separation SG of 2.85 the rejection of quartz and feldspar was 62% with a loss of about 14% for yttrium, zirconium, and cerium. The gravity tables, centrifugal concentrator and flotation tests did not successfully produce reasonable separations but the magnetic separation tests gave yttrium losses of between 14% to 30% and TREE losses of between 16% to 21% with a weight loss of sample of around 50%.

The results of preliminary acid dissolution tests conducted on the three sample types showed extractions of yttrium plus heavy REE in the 80–90% range.

13.3.3 Hazen, 2011/2012

The preliminary results from the recent Hazen testwork (Phase 2) program were published by Quest in May, 2012 (Quest, 2012). Quest noted that:

“Significant improvements in metal extraction, [compared to the 2010 Phase 1 results], have been achieved at Hazen. Acid consumptions of approximately 200 kg/t are being achieved with REE dissolutions in the 90-96% range, niobium dissolutions in the 93-96% range, and zirconium dissolutions in the 85-93% range. Considerable bench scale work has shown excellent reproducibility, and most operating variables have been established.

Extensive bench scale testing of a thermal sulphation process has been completed at Hazen. Test work has been performed on a number of metallurgical samples, including a composite sample that represents the first 10 years of mine life.

In the process that has been developed, run of mine material is crushed and ground, then mixed with sulfuric acid. The material is then heated and undergoes a thermal sulphation process where the sulphuric acid attacks the ore and forms the sulphates of the contained value metals. The dry calcine proceeds to a water leach where the values are dissolved into solution. The slurry is filtered and washed to produce a pregnant leach solution.

Extensive testing of the thermal process has determined conditions at which the refractory rare earth containing minerals can be attacked without the use of caustic (sodium hydroxide) or extreme temperatures. Rare earth, zirconium, and niobium recoveries to solution of up to 96%, 93%, and 96%, respectively, have been demonstrated”.

13.3.4 Ortech, 2012

Preliminary results from the solvent extraction (SX) test program being undertaken by Ortech were discussed by Quest in the May, 2012 press release (Quest, 2012). Quest stated that:

“Flow sheets to achieve the separation of zirconium, niobium, uranium & thorium, and REE concentrate have been developed. Quest is pleased to report that bench scale work has confirmed these flow sheets to the extent that a zirconium hydroxide product and a REE+Y oxalate product have been produced. Uranium and thorium have also been successfully extracted from the circuit with the intention of producing an environmentally stable discharge product. Significant work has been carried out on niobium and titanium separation. It is expected that this separation will be resolved in June, 2012.

Bench scale solvent extraction test work to develop the separation processes at Ortech is ongoing. A detailed literature review has been completed, and this has formed the basis for the successful test work program that has identified separation routes for rare earths, zirconium and hafnium, niobium, titanium, and the removal of uranium and thorium. Small quantities of zirconium product, and a bulk REE+Y concentrate have also been produced.

The pregnant leach solution containing the zirconium, niobium, and rare earth values is the starting point for solvent extraction testing. The bench scale testing involves selecting appropriate organic reagents and analyzing their ability to separate the value metals from contaminants and each other. All solvent extraction separations are achieved using commercially available extractants.

In the flow sheet that has been developed, zirconium and niobium are removed and uranium and thorium recovered for final disposal. Following these initial separations, oxalic acid is added to the main process stream to precipitate rare earths and yttrium. Over 97% of the REE+Y values in solution are recovered to the oxalate precipitate. This oxalate precipitate will then be re-dissolved to produce a concentrated solution of rare earths and yttrium, which will undergo further refining using solvent extraction to achieve the individual separations.”

13.3.5 Estimated Recoveries

A comparison between the Phase 1 (2010) and Phase 2 (2012) estimated recoveries was included in the Quest May, 2012 press release (Quest, 2012). A copy of this comparison is shown in Table 13.1.

It was noted that the preliminary projected SX recoveries were based on a typical counter-current SX operation and that these projections will be confirmed in mini pilot testing scheduled at Ortech for the fourth quarter, 2012.

Table 13.1

Comparison of Estimated Recoveries Between Phase 1 (2010) and Phase 2 (2012)

Process Area	Phase 1 (Previous)	Phase 2 (Current)
Leach Extraction
Zirconium	80%	85-93%
Niobium	80%	93-96%
REE+Y	80%	90-96%
Solid Liquid Separation	—	98-99%
Solvent Extraction
Zirconium	96%	95-97%
Niobium	96%	85-95%
REE+Y	96%	>96%
Overall Recoveries
Zirconium	77%	80-89%
Niobium	77%	77-90%
REE+Y	77%	85-91

13.4 FUTURE WORK

A prefeasibility study is currently ongoing. The process engineering included in the study will be based on the metallurgical testwork discussed above. The prefeasibility study will include the production of a REE concentrate as well as zirconium, niobium products. It is not planned to include a REE separation facility at this time but this will be reviewed again during the feasibility study phase.

As part of the project development plan a full scale pilot plant is expected to be operational in 2013. This work will include the separation of individual REE. The results from the pilot plant work will be used as a basis for the feasibility study.

14.0 MINERAL RESOURCE ESTIMATES

14.1 GENERAL

Micon has estimated mineral resources for the B Zone deposit within the Strange Lake Property. The other occurrences within the Strange Lake Property are at an early exploration stage and have insufficient data to conduct resource estimation at this time. The B Zone mineral resource estimate was prepared in compliance with the CIM standards and definitions for the estimation of mineral resources and reserves. Surpac mining software was used for the mineral resource modelling.

This section of the report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

14.2 DATA USED FOR THE MINERAL ESTIMATE

All of the digital data used in the mineral resource estimate have been supplied by Quest. The effective cut-off date for the data provided was January, 2012. The mineral resource estimate utilized assay data from 256 diamond drill holes completed by Quest between 2009 and 2011. The total drilled length is 37,434 m and the sample database contains sample assay information for 22,565 samples. The primary assay fields which were used in the resource modelling are presented in Table 14.1. The drill hole database was provided in GEMS format and was converted to an MS Access database for use in Surpac software. Assay values in the database below detection limit were assigned a value of half the detection limit to provide a valid number for resource modelling. A lithology table was provided with codes for each of the major rock types in the deposit, primarily pegmatite and subsolvus granite. An NSR value using estimates of metal prices and recoveries provided by Quest was added to the sample assay database. The parameters used for the Net Smelter Return (NSR) calculation are presented in Table 14.2.

Table 14.1

Assay Fields Used in the Resource Modelling

Mineral Group	Fields
Light rare-earth oxides (LREO) %	Lanthanum (La2O3), Cerium (CeO2), Praseodymium (Pr6O11), Neodymium (Nd2O3 ), Samarium (Sm2O3)
Heavy rare-earth oxides + Yttrium (HREO) %	Europium (Eu2O3), Gadolinium (Gd2O 3), Terbium (Tb4O7 ), Dysprosium (Dy2O3), Holmium (Ho2O 3), Erbium (Er2O3 ), Thulium (Tm2O3), Ytterbium (Yb2O 3), Lutetium (Lu2O3 ), Yttrium (Y2O3)
Additional oxides %	Niobium (Nb2O5), Hafnium (HfO2), Zirconium (ZrO2)
Other elements (ppm)	Beryllium (Be), Uranium (U), Thorium (Th)

Table 14.2

Parameters for NSR Calculation

Elements	US$/kg	Recovery (%)	CAD$/%/t
Zirconia (ZrO2)	6.43	85	54.7
Dysprosium (Dy2O3 )	718.53	88	6,323.1
Niobium (Nb2O5 )	28.74	83.5	240.0
Neodymium (Nd2O3 )	63.78	88	561.3
Terbium (Tb4O7 )	1,523.63	88	13,407.9
Yttrium (Y2O3 )	15.28	88	134.5
Erbium (Er2O3 )	37.19	88	327.3
Thulium (Tm2O3 )	81.19	88	714.5
Ytterbium (Yb2O3 )	16.19	88	142.5
Lutetium (Lu2O3 )	336.19	88	2,958.5
Praseodymium (Pr6O11 )	63.78	88	561.3
Gadolinium (Gd2O3 )	20.13	88	177.1
Holmium (Ho2O3 )	16.19	88	142.5
Europium (Eu2O3 )	1,349.03	88	11,871.5

A cross-sectional interpretation of the pegmatite lithology was provided to Micon by Quest. The nature of the pegmatite in the deposit consists of many narrow lenses which are interlayered with subsolvus granites and vary widely in shape and continuity from section to section across the deposit. Analysis of the pegmatite intercepts in the cross-sectional interpretation shows that around 40% of the intercepts are less than 2 m thick but there is a cluster of individual lenses forming a pegmatite spine down the centre of the deposit on a bearing of around 030°. This spine is consistent across the entire drilled strike length of the deposit. Across strike, the pegmatite forms a dome shape with narrow flanks dipping around 10°.

14.3 DATA ANALYSIS

Both the pegmatite and subsolvus granite lithologies are mineralized but they have different statistical properties. The mineralization in the pegmatite has the highest grade forming as a log-normal distribution with a positive skew. The coefficient of variation is lowest in Zr and Hf oxides at 0.35, and varies between 0.61 and 0.68 in the LREO and 0.48 and 0.76 in the HREO. The mineralisation in the subsolvus granite forms as a normal distribution with little skew. The mean, standard deviation, variance and coefficient of variance are all lower in the subsolvus granite than in the pegmatite. The coefficient of variation is between 0.28 in the LREO, 0.3 to 0.5 in the HREO and lowest in Zr and Hf oxides at 0.25. Histograms and cumulative frequency plots comparing Dy2O3 data in the pegmatite and granite are presented in Figures 14.1 and 14.2. Dysprosium was selected to illustrate the cumulative frequency plots and other analyses in this section because it was the element with the highest calculated in-situ value. The descriptive statistical properties of the pegmatite and granite are presented in Table 14.3.

Figure 14.1

Histogram and Cumulative Frequency of Pegmatite

Figure 14.2

Histogram and Cumulative Frequency of Subsolvus Granite

Table 14.3

Basic Statistical Parameters for Pegmatite and Subsolvus Granite Domains

	TREO+Y	LREO	HREO+Y	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	Nb2O5	HfO2	ZrO2
Subsolvus Granite Domain
Number	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886
Min	0.028	0.015	0.013	0.003	0.008	0.001	0.003	0.001	<0.001	0.001	<0.001	0.001	<0.001	0.001	<0.001	0.001	<0.001	0.008	0.003	0.001	0.054
Max	9.531	8.671	4.118	1.681	4.244	0.508	1.922	0.317	0.079	0.245	0.061	0.43	0.087	0.254	0.036	0.196	0.029	2.771	2.013	0.147	6.131
Mean	0.9	0.564	0.336	0.125	0.276	0.03	0.108	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.217	0.165	0.045	1.865
Median	0.87	0.554	0.315	0.124	0.271	0.03	0.106	0.024	0.001	0.022	0.005	0.03	0.007	0.02	0.003	0.02	0.003	0.203	0.155	0.043	1.783
StdDev	0.242	0.157	0.131	0.035	0.077	0.009	0.032	0.007	0.001	0.007	0.002	0.013	0.003	0.009	0.001	0.009	0.001	0.088	0.066	0.011	0.464
Variance	0.058	0.025	0.017	0.001	0.006	<0.001	0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	0.008	0.004	<0.001	0.215
COV	0.268	0.278	0.391	0.275	0.28	0.286	0.293	0.287	0.539	0.305	0.362	0.396	0.414	0.423	0.429	0.426	0.429	0.405	0.396	0.243	0.249
Pegmatite Domain
Number	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489
Min	0.39	0.163	0.185	0.024	0.075	0.009	0.031	0.006	<0.001	0.006	0.002	0.014	0.004	0.011	0.002	0.01	0.001	0.115	0.047	0.003	0.13
Max	8.319	5.014	4.191	0.862	2.508	0.315	1.102	0.233	0.013	0.236	0.059	0.42	0.101	0.314	0.046	0.228	0.029	2.854	3.257	0.23	9.594
Mean	1.661	0.804	0.857	0.166	0.401	0.044	0.152	0.041	0.003	0.045	0.011	0.079	0.018	0.059	0.01	0.062	0.009	0.562	0.383	0.068	3.025
Median	1.363	0.659	0.671	0.139	0.325	0.035	0.122	0.033	0.002	0.035	0.008	0.059	0.014	0.048	0.008	0.056	0.009	0.433	0.323	0.066	2.968
StdDev	0.941	0.51	0.567	0.098	0.257	0.03	0.103	0.027	0.002	0.03	0.008	0.056	0.013	0.038	0.006	0.031	0.004	0.387	0.245	0.025	1.077
Variance	0.885	0.26	0.321	0.01	0.066	0.001	0.011	0.001	<0.001	0.001	<0.001	0.003	<0.001	0.001	<0.001	0.001	<0.001	0.15	0.06	0.001	1.159
COV	0.566	0.634	0.661	0.593	0.642	0.678	0.679	0.655	0.668	0.676	0.717	0.719	0.694	0.645	0.578	0.505	0.457	0.688	0.64	0.366	0.356

Correlation coefficients calculated between the different oxides shows that the REOs correlate most closely with one another but do not correlate with the other oxides of Zr and Hf. Generally, the LREOs correlate most closely with other LREOs and likewise for the HREOs. The correlation coefficient appears to be linked to the atomic weights of the elements, with reduced correlation between elements further apart on the periodic table.

Analysis of the grade distributions shows that the average grade in the REOs increases slightly towards the northeast of the deposit, particularly for the HREOs. Grade distribution in the granites is fairly uniform although there is a distinct drop off in grade below the 300 m elevation in all of the oxides.

14.3.1 Specific Gravity

Quest conducted specific gravity (SG) readings on 631 samples from the B Zone using the immersion method at the Vale Sudbury offices and performed according to the Vale protocol. The samples were grouped into 141 pegmatite samples and 490 granite samples. The results suggested a specific gravity of 2.74 g/cm3 for pegmatites and 2.72 g/cm3 for granites and country rock.

Before collecting SG data, a complete calibration of the weight scale was undertaken in accordance to the Vale procedure. This included internal and external calibration tests using different calibration masses on the weight scale.

As part of a second QA/QC control, approximately 10% of the samples were forwarded to an external laboratory for comparative SG measurements.

14.4 GEOLOGICAL INTERPRETATION

The different statistical properties in the pegmatite and subsolvus granite suggest that it is ideal to consider them separately in resource modelling. However, the shape and distribution of individual pegmatite lenses is too variable between sections for them to be connected up effectively to form a solid wireframe model. Therefore, Micon has focused on modelling the wider pegmatite spine and dome structure allowing some mixing between the interlayered lithologies in order to maintain continuity of the domain along strike and allow construction of a wireframe solid. As it is primarily comprised of pegmatite and contains the highest grade mineralization in the deposit this domain was termed the Enriched Zone.

High grade intervals of at least 5 m thick were identified in the drill hole database using a combination of the pegmatite lithology indicators and NSR value. The maximum acceptable internal dilution was 3 m of low grade mineralization, provided that the total composite grade remained above the cut-off. Various NSR cut-offs were applied and the descriptive statistical properties of the resultant high grade intervals were compared to the properties from the raw pegmatites to ensure that a representative population was being selected for modelling. An NSR cut-off of CAD$725 was ultimately used as it formed intervals which could be connected between sections and maintained the descriptive statistical properties of the pegmatite.

This process of modelling the Enriched Zone intervals in the database introduced around 40% more samples compared to the pegmatite lithology, with a net reduction in the average grade across the elements of 15%. The standard deviation and coefficient of variation of the sample data selected was also reduced slightly compared to the pegmatite lithology samples. Cumulative frequency statistics showed a log-normal population with a strong positive skew.

To make the domain model, each interval was connected on section and the envelope was extruded 50 m beyond the outermost holes in the zone. The envelopes were then joined between the sections to create a closed wireframe solid model. The resultant model is roughly 1,200 m long, consistent over the entire strike length of the deposit, and up to 500 m wide. Structurally the domain follows the dome shape with the pegmatite spine down the centre of the deposit on a bearing of 030°. There are areas where the model bifurcates into separate upper and lower lenses but these are connected to form a single model. The domain obtains a maximum thickness of 56 m in hole BZ10040, but on average the thickness is 14 m. The domain is open to the northeast but limited to the south and east by low grade boreholes. The northern end extends below the lake. A long section and three-dimensional view of the modeled domain is presented in Figure14.3.

The subsolvus granite domain includes all remaining drilled mineralization outside of the Enriched Zone domain model. This domain contains some high grade samples from some narrow and isolated pegmatite intercepts which were rejected from the Enriched Zone. As the vast majority of samples are subsolvus granite the main statistical properties of the population are not affected. It is expected that these high grades will influence the local estimates during resource modeling and therefore they have been capped. The mineralization remains open in all directions from the drilled area so the subsolvus granite domain does not need to be constrained by a wireframe model.

14.5 STATISTICAL ANALYSIS

The sample data within the domain models were flagged in the assay database and the descriptive statistics and cumulative frequency distributions of the sample populations were examined.

14.5.1 Grade Capping

Grade capping was applied to the assays to remove any outlier values which could exert an undue influence during block grade interpolation. In the Enriched Zone the methodology employed for establishing the outlier limit was to sort the sample populations from smallest to largest and cap to the value where there is a large increment in grade as the population breaks apart. Fewer than 100 samples were capped as the sample populations contain very few outlier grades. This is supported by the low coefficient of variation shown by the pegmatite sample population.

Figure 14.3

Enriched Zone Wireframe Domain Model

500Z
450Z
400Z
350Z
6242100N
428000E
B'
A'
6242600N
6243100N
A
B
N
A
A'
BZ11162
BZ11167
BZ11171
BZ10082
BZ11228
BZ10081
BZ11170
BZ10095
BZ11164
50 m
NW
SE
B
B'
100m
N

In the granites the outlier limit was set at the 99th percentile value. This set a lower capping value than in the Enriched Zone so that the isolated high grade pegmatite samples within the domain do not result in local grade overestimation or grade smearing. Typically up to 250 samples were capped using this method.

14.5.2 Compositing

The length of samples in the assay database is variable with a minimum of 0.03 m up to a maximum of 4.0 m. However, the average sample length is 1.59 m so it was decided to composite all samples to 2 m for resource modelling. The composites were constructed using a best-fit algorithm that allowed the composite length to be varied within a given tolerance of 25% in order to minimise the loss of data but maintain a consistent composite length. The descriptive statistical parameters for the composited data in the Enriched Zone are presented in Table 14.4. The effect of the grade capping and compositing was a small reduction in the average grades. The coefficient of variation remains low, which will assist in allowing an unbiased estimate of the mean grade within the resource estimation.

14.5.3 Variography

Experimental semi-variograms were evaluated for all oxide fields using the composite data from the Enriched Zone domain. In order to determine the direction of maximum grade correlation a total of 36 directional semi-variograms were formed on a plane plunging at 8° towards a bearing of 020° with an angular tolerance of 20°. A lag range from 30 m to 70 m was used to account for the variation in data spacing in the different directions. The semi-variogram model for Dy2O3 is presented in Figure 14.4.

Figure 14.4

Semi-Variogram Model for Dy2O3

Table 14.4

Basic Statistical Parameters for the Enriched Zone Domain

	TREO+Y	LREO	HREO+Y	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	Nb2O5	HfO2	ZrO2
Enriched Zone Domain (uncut)
Number	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076
Min	0.496	0.12	0.087	0.022	0.063	0.006	0.02	0.006	<0.001	0.008	0.002	0.008	0.002	0.004	0.001	0.003	<0.001	0.05	0.052	0.001	0.065
Max	8.336	5.09	3.808	1.114	2.548	0.319	1.116	0.234	0.013	0.221	0.054	0.368	0.09	0.3	0.044	0.235	0.03	2.557	2.995	0.219	9.304
Mean	1.452	0.733	0.719	0.154	0.364	0.04	0.138	0.037	0.002	0.039	0.009	0.067	0.015	0.049	0.008	0.051	0.007	0.471	0.349	0.06	2.631
Skew	2.576	3.788	2.596	3.717	3.854	3.998	3.859	2.929	2.696	2.673	2.721	2.743	2.725	2.6	2.379	1.896	1.426	2.63	4.269	1.013	0.972
StdDev	0.824	0.444	0.5	0.087	0.224	0.026	0.09	0.023	0.001	0.026	0.007	0.049	0.011	0.034	0.005	0.029	0.004	0.341	0.216	0.023	1
Variance	0.679	0.198	0.25	0.008	0.05	0.001	0.008	0.001	<0.001	0.001	<0.001	0.002	<0.001	0.001	<0.001	0.001	<0.001	0.116	0.047	0.001	1.001
COV	0.568	0.606	0.696	0.567	0.615	0.645	0.647	0.633	0.653	0.663	0.72	0.733	0.725	0.688	0.635	0.573	0.538	0.724	0.619	0.377	0.38
Enriched Zone Domain (CUT)
Number	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076
Min	0.496	0.119	0.087	0.022	0.063	0.006	0.02	0.006	<0.001	0.008	0.002	0.008	0.002	0.004	0.001	0.003	<0.001	0.05	0.052	0.001	0.065
Max	6.287	4.232	3.612	0.7	2.305	0.24	0.84	0.196	0.013	0.205	0.05	0.364	0.088	0.258	0.038	0.211	0.028	2.451	1.4	0.146	6.373
Mean	1.439	0.725	0.714	0.151	0.361	0.039	0.136	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.467	0.343	0.06	2.625
Skew	2.266	2.994	2.424	2.428	3.233	3.036	3.003	2.631	2.572	2.462	2.606	2.541	2.557	2.306	2.094	1.648	1.308	2.475	2.161	0.837	0.785
StdDev	0.777	0.404	0.481	0.075	0.208	0.023	0.08	0.022	0.001	0.025	0.007	0.046	0.011	0.032	0.005	0.028	0.004	0.328	0.178	0.022	0.98
Variance	0.604	0.163	0.231	0.006	0.043	0.001	0.006	<0.001	<0.001	0.001	<0.001	0.002	<0.001	0.001	<0.001	0.001	<0.001	0.108	0.032	<0.001	0.96
COV	0.54	0.557	0.673	0.497	0.577	0.579	0.588	0.609	0.642	0.641	0.702	0.703	0.704	0.658	0.61	0.554	0.53	0.703	0.52	0.37	0.373

The most obvious characteristic of the semi-variograms was a high nugget value. A down-hole variogram at a lag spacing of 2 m was produced to confirm the short range spatial variability of the data and to define the nugget value. A down-hole semi-variogram model was also made for the pegmatite only, in order to rule out the possibility that the nature of the Enriched Zone with interlayered pegmatite and granite could have increased the variability of the grade. All results showed a similar high nugget which suggest that the high nugget is intrinsic to the mineralization. Another important characteristic is that there is little anisotropy between the principal directions with variogram range typically around 150 m in all directions. This is shown on the planimetric variogram map in the bottom right of Figure 14.4 and suggests that the grade variability is similar in all directions. These characteristics were consistent in the variography of all of the oxides.

A variogram model was made for each oxide with the principal axis selected in the direction in which the first point with at least 2,000 pairs has the lowest gamma value. The parameters from the variography analysis for the oxides are presented in Table 14.5.

Table 14.5

Variogram Parameters from the Enriched Zone Domain

Oxide	Bearing	Plunge	Dip	Maj-Semi	Maj-Min	Nugget	Covariance	Range	Nugget Effect
La2O3	170	7	4	1.25	2.6	0.0042556	0.0013696	140	76
CeO2	170	6	10	1.1	2.6	0.0280819	0.0156769	150	64
Pr6O11	170	6	10	1.5	2.1	0.0003834	0.0001352	160	74
Nd2O3	190	7	2	1	3	0.0037438	0.0026219	120	59
Sm2O3	160	6	0	1.4	2.5	0.0003964	0.0001136	160	78
Eu2O3	170	7	10	1	2.4	0.0000013	0.0000007	145	64
Gd2O3	170	6	20	1	3	0.0003840	0.0002380	140	62
Tb4O7	160	6	-10	1.2	2	0.0000260	0.0000190	160	58
Dy2O3	190	2	-10	1	1.8	0.0012615	0.0009232	135	58
Ho2O3	160	6	0	1	1	0.0000804	0.0000376	95	68
Er2O3	170	7	-10	1.5	1.8	0.0007461	0.0003177	165	70
Tm2O3	160	6	-10	1	2	0.0000150	0.0000087	146	63
Yb2O3	160	6	0	1.8	2.5	0.0004946	0.0002892	150	63
Lu2O3	160	6	0	1.8	2.3	0.0000120	0.0000030	170	80
Y2O3	170	6	-20	1.6	1.8	0.0731801	0.0366315	160	67
Nb2O5	170	7	-30	1	2.2	0.0134738	0.0181174	230	43
HfO2	60	-6	0	1.8	2.2	0.0003643	0.0001306	150	74
ZrO2	60	-6	-10	1.3	1.5	0.5368078	0.4225670	125	56

Although the selection of the direction of highest grade correlation is relatively ambiguous, as discussed above, in most of the REO mineralization the principal direction selected was following a bearing of 160 to 190o. This is close to the orientation of the drill lines so could be related to the closer spaced drill hole data on the section lines. The dip of the variogram models varies, with the LREO having a positive dip (towards the east) and the HREO, generally having a negative dip (towards the west). This roughly corresponds with the different flanks of the dome structure for the Enriched Zone domain, and could be caused by the influence of slightly less variability or enrichment of LREO in the eastern flank and HREO in the western flank. It is unlikely that in the eastern flank of the dome the HREO mineralization would be cross-cutting the narrow pegmatite lenses.

Micon believe this structural control is most likely the major influence on the distribution of mineralization rather than any other underlying patterns shown due to the relatively omni-directional results from the variography.

14.6 BLOCK MODEL

The B Zone block model utilized regular-shaped blocks measuring (X) 10 m by (Y) 10 m by (Z) 5 m which are rotated at 030º. This block size configuration was the most appropriate considering the geometry of the mineralization and the distribution of sample information. The parameters that describe the block model are summarized in Table 14.6.

Table 14.6

Dimensions of the B Zone Block Model

Block Model	X direction	Y direction	Z direction
Origin	426,880	6,242,292	100
Extents	428,380	6,244,192	600
Parent Block Size	10	10	5
Number of Parent Blocks	150	190	50

The block model was limited below a topography surface created using 1-m contours. Each block in the model which fell within the wireframe model was flagged in the Enriched Zone domain. The volume difference between the wireframe and the domain blocks was less than 1%. The Granite domain blocks were flagged below a contoured overburden surface. Without an actual wireframe the extents of the granite domain is limited by the availability of drill hole data during the resource estimation.

14.6.1 Grade Interpolation

The regular spaced drilling data for the B Zone deposit allows a linear grade interpolation method to be effective. On the basis of the omni-directional results with limited anisotropy shown in the variography analysis there will be very little difference between an Ordinary Kriged or an Inverse Distance estimate. Micon has therefore selected Inverse Distance as the method for grade interpolation in the B Zone block model as it allows simple variation in the power to account for the different statistical properties shown by the different elements. In the REE oxides which show a high nugget effect the grade interpolation was performed using Inverse Distance squared (ID2). This spreads the estimation weight across the informing composite samples so that the estimation is smoothed, as dictated by the high nugget. In the oxides with lower nugget effect Inverse Distance cubed (ID3) was used which assigns more of the estimation weight to the closer informing composite samples. Discretization to 2-m cells was applied to the grade interpolations to account for the volume variance effect.

The Enriched Zone and Subsolvus Granite domains were estimated and reported separately. Average grades for each of the 21 major fields shown in Table 14.1 were interpolated.

In the Enriched Zone domain the ellipses were orientated following the dip of the flanks of the dome structure. The domain was split down the axis of the dome into the northwest and southeast dipping flanks which were estimated separately. The variogram range of 150 m and major-minor axis anisotropy was used to define the search radius for the ellipse. The grade of each block was interpolated using up to 16 composite samples with a maximum of 4 from a single borehole. This allowed composite samples from every direction from the block into the grade interpolation.

In the Granite domain, a single ellipse was used with a 150 m search radius orientated on a bearing of 020o with a plunge of 8º. As with the Enriched Zone domain, the grade of each block was interpolated using up to 16 composite samples with a maximum of 4 from a single borehole so that composite samples from every direction were used. Since the estimates were unconstrained, the total number of samples used to estimate the grade of each block was recorded to be used in the resource classification.

When the estimations were complete, fields were added to the block model to sum up the total TREO+Y and the LREO and HREO grades and the NSR value was re-estimated. Images showing the distribution of grade values in the block model are presented in Figures 14.5 to 14.7.

Figure 14.5

Three-dimensional Isometric View of Block Model Showing Grade Distribution of LREO

Figure for visualization purposes only, not to scale.

Figure 14.6

Three-dimensional Isometric View of Block Model Showing Grade Distribution of HREO+Y

Figure for visualization purposes only, not to scale.

Figure 14.7

Three-dimensional Isometric View of Block Model Showing Grade Distribution of TREO+Y

Figure for visualization purposes only, not to scale.

The results show that there are localized areas of very high grade mineralization and these are concentrated mostly at the northern end of the Enriched Zone.

14.6.2 Block Model Validation

In order to validate the B Zone block model and check for conditional bias introduced during the grade interpolation, several plots were created which compared estimated block grade estimates and composite sample average grades on a local and global scale.

In the first check, all the composite samples were declustered to a volume equivalent to the parent block size of the block model. Average composite grades were imported into the block model to allow a direct comparison of composite grade and estimated grade, providing insight into the accuracy of local estimates. The scatter plots in Figure 14.8 show the correlation between the composite sample data and the estimated grade for Dy2O3 . A correlation coefficient of 0.91 between the declustered composites and block estimates confirms a good correlation.

Figure 14.8

Declustered Composite Grade Versus Block Estimate Grade for Dy2O3

The results of the declustering shows some smoothing of grade compared to the 1:1 line, which is typical of linear grade interpolation. The degree of smoothing is not severe and the correlation coefficient is typically high at around 0.9 for all of the oxides.

The second validation check involves reblocking the model into a larger cell size to check the accuracy of the estimates on a larger scale. The block model was re-blocked into 100 m by 100 m by 50 m cells, and the average grades between the block estimates and composites are compared. Cells containing fewer than 10 composite samples were removed from the plot as they contain too little data for a meaningful comparison. The scatter plots in Figure 14.8 and 14.9 show good comparisons for all elements with tight clusters of points along the 1:1 line.

Figure 14.9

Declustered Composite Grade Versus Block Estimate Grade for Dy2O3

Another method used to validate the block model was to sub-divide the drill hole data into sectors spaced roughly 150 m along strike, having more or less equal drilling density, and compare the average grade of the composites to the average estimated block grade within the sector. The sectors were numbered 1 to 8 starting in the southwest end of the deposit. The resultant plot is presented in Figure 14.10.

Figure 14.10

Sector Analysis for Dy2O3

The plot for the Enriched Zone domain shows that the estimated average grade is higher than that of the composites in some of the sectors at the north end. The error between the composite and block average grade in the northern sectors is less than 2% which is within an acceptable estimation error for the deposit.

The difference in grades may suggest over-estimation in these sectors but it may also be the result of the block estimates being influenced by composite samples from adjacent sectors, or by isolated high grade samples being used to estimate the grade in several blocks and therefore becoming more heavily weighted in the block grade average than in the composite average. In either case, the issue is caused by some high grade samples which can be difficult to control in a linear estimation. In order to check that these samples were not causing local over-estimation, the estimation was re-run using composite sample data with a lower capping grade set, thus removing more of the very high grade samples. Although the difference was smaller, the block estimate average grade was still higher than the sector composite average grade, suggesting it is caused by the location of the composite samples.

In the Granite domain the block estimates are lower, on average, compared to the composite samples. Again, this is caused by the location of the composite samples since, below the 300 m elevation, the drill hole density is lower, at approximately 200 m by 100 m spacing between holes, and the average grade of samples is also lower. Thus, all of the blocks below the 300 m elevation are being estimated using a few low grade composite samples, so they are not weighted equally with those above the 300 m elevation. When only the blocks above 300 m are shown on the chart, the average grades compare well.

From the various validation methods applied by Micon, it is satisfied that there has been no bias introduced into the grade estimation in the B Zone block model.

14.6.3 Pit Optimization

The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. Open pit optimization was run on the block model to define the proportion of the resources which could be mined from an open pit. A boundary was drawn to exclude the resources below the lake from the pit optimization.

The NSR attribute in the block model was used for the net revenue calculation in pit optimisation. The parameters used for the NSR calculation are given in Table 14.2. Other assumed technical and economic parameters for the optimization were provided by Quest and these are presented in Table 14.7. The resource estimate also assumes a 100% recovery of the mined material.

The resultant pit shell is 1.75 km long by 1.0 km wide and over 400 m deep (Figure 14.11). It includes the majority of the estimated resources in the block model with the exclusion of those below Brisson Lake.

Table 14.7

Parameters for Pit Optimization on the B Zone

Parameter	US$/t
Mining operating cost	5.18
Processing costs	227.01
G&A costs	14.31
Site other costs	12.29
Pit slopes (degrees)	45

Figure 14.11

B Zone Optimized Pit Shell

Figure for visualization purposes only, not to scale.

14.6.4 Mineral Resource Classification

Micon has assigned the resources in the B Zone deposit to the Indicated and Inferred classification on the basis of data density. At this time Micon has not assigned any Measured resources. The majority of the B Zone deposit has been drilled at a spacing of 50 m by 50 m with some areas drilled at 25 m by 50 m. At depth, the drill hole spacing becomes 200 m by 100 m since the majority of holes were drilled to less than 150 m depth.

The Indicated class was assigned to all resource blocks which fall in areas with a drill spacing of at least 50 m by 50 m and were estimated using at least 16 samples from a minimum of four drill holes.

All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated a grade greater than zero were assigned to the Inferred classification.

The Enriched Zone domain contains the highest grade mineralization in the deposit. The high grade mineralization is controlled by the pegmatite lithology which, given the relatively close drill hole spacing, shows a lot of variability in the shape and distribution between sections meaning that it cannot be modelled separately from the granites with confidence. The Enriched Zone model has improved the continuity of the high grade mineralization across the deposit however this domain is comprised of interstitial lenses of pegmatite and granite lithologies each showing a high nugget effect in the mineralization which limits confidence in the actual grade distribution. On the basis of the CIM guidelines for resource classification Micon has assigned the Enriched Zone domain to the Indicated class.

Mineralization in the Subsolvus Granite domain is fairly homogenous with localized isolated patches of higher grade pegmatite mineralisation. Within the 50 m by 50 m drilled area resources in this domain have been classed as Indicated. To define the Indicated proportion of the domain, a contoured surface was made following the bottom of the 50 m by 50 m spaced drill holes. This surface was then lowered a further 50 m and all blocks which fell above the surface were classed as Indicated. All remaining blocks were classed as Inferred.

14.6.5 Mineral Resource Estimation

Mineral resources were estimated in accordance with the definitions contained in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on November 27, 2010.

The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. Although an NSR was used to generate the pit optimization the NSR was converted to an equivalent cut-off grade to be able to compare with the previous estimates. An economic cut-off basecase grade of 0.5% TREO+Y was considered appropriate for reporting the mineral resources. A specific gravity of 2.74 g/cm3 was used for reporting the Enriched Zone domain and 2.72 g/cm3 for the Granite domain.

Indicated Mineral Resources are estimated at 278.13 Mt at 0.93 % TREO+Y. Inferred Mineral Resources are estimated at 214.35 Mt at 0.85% TREO+Y. The resource estimates are summarized in Tables 14.8 to 14.11.

The effective date of the mineral resource estimate is August 31, 2012

It is Micon’s opinion that there is no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist that would adversely affect the mineral resources presented above. However, the mineral resources presented herein are not mineral reserves as they have not been subject to adequate economic studies to demonstrate their economic viability.

Table 14.8

B Zone Resources Estimated by Micon as of August 31, 2012

Domain	Tonnes (x1000t)	LREO (%)	HREO + Y (%)	TREO + Y (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	0.50	2.59	0.06	0.34
Granite	258,108	0.55	0.33	0.89	0.38	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	0.39	1.92	0.05	0.18
INFERRED
Granite	214,351	0.55	0.30	0.85	0.35	1.71	0.04	0.14

1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category

Table 14.9

B Zone Resources in the Enriched Zone Domain by TREO + Y Cut-off Grade

TREO+Y Cut-off (%)	Tonnes (x1000t)	LREO (%)	HREO + Y (%)	TREO + Y (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)	Be (ppm)	Th (ppm)	U (ppm)
INDICATED
2.00	1,544	1.06	1.23	2.29	54	2.49	0.05	0.46	937	993	146
1.75	3,273	0.97	1.09	2.06	53	2.55	0.06	0.44	836	840	133
1.50	6,690	0.88	0.95	1.83	52	2.60	0.06	0.41	744	719	120
1.25	13,111	0.79	0.82	1.60	51	2.62	0.06	0.37	652	622	107
1.00	19,144	0.73	0.73	1.46	50	2.60	0.06	0.35	586	568	99
0.90	19,880	0.72	0.72	1.44	50	2.59	0.06	0.35	576	560	98
0.80	20,010	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.70	20,018	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.60	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.50	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97

Table 14.10

B Zone Resources in the Granite Domain by TREO+Y Cut-off Grade

TREO+Y Cut-off (%)	Tonnes (x1000t)	LREO (%)	HREO+ Y (%)	TREO+ Y (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)	Be (ppm)	Th (ppm)	U (ppm)
INDICATED
2.00	29	1.11	1.11	2.22	50	1.81	0.04	0.31	915	753	94
1.75	79	1.03	0.96	1.99	48	1.86	0.04	0.32	722	677	91
1.50	396	0.87	0.80	1.67	48	2.05	0.05	0.31	531	614	89
1.25	2,005	0.77	0.64	1.40	45	2.09	0.05	0.27	472	499	79
1.00	24,680	0.65	0.44	1.09	41	1.99	0.05	0.21	333	356	62
0.90	96,968	0.60	0.38	0.98	38	1.91	0.05	0.18	273	304	55
0.80	225,374	0.57	0.34	0.91	38	1.88	0.05	0.17	240	274	51
0.70	256,151	0.56	0.33	0.89	38	1.87	0.05	0.16	234	269	51
0.60	257,968	0.55	0.33	0.89	38	1.87	0.05	0.16	234	268	51
0.50	258,108	0.55	0.33	0.89	38	1.87	0.05	0.16	234	268	51
INFERRED
2.00	—	—	—	—	—	—	—	—	—	—	—
1.75	—	—	—	—	—	—	—	—	—	—	—
1.50%	56	0.74	0.82	1.56	52	1.66	0.04	0.21	280	635	79
1.25%	500	0.75	0.61	1.36	45	1.77	0.04	0.20	304	453	67
1.00%	10,025	0.65	0.43	1.07	40	2.02	0.05	0.20	269	348	62
0.90%	41,468	0.60	0.37	0.97	38	1.93	0.05	0.18	230	305	55
0.80%	156,611	0.57	0.31	0.88	35	1.74	0.04	0.15	193	241	46
0.70%	212,266	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44
0.60%	214,348	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44
0.50%	214,351	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44

Table 14.11

Zone REO Resources by TREO+Y Cut-off Grade

TREO+Y Cut-off (%)	Tonnes (x1000t)	La2O3 (%)	CeO2 (%)	Pr6O11 (%)	Nd2O3 (%)	Sm2O3 (%)	Eu2O3 (%)	Gd2O3 (%)	Tb4O7 (%)	Dy2O3 (%)	Ho2O3 (%)	Er2O3 (%)	Tm2O3 (%)	Yb2O3 (%)	Lu2O3 (%)	Y2O3 (%)
Enriched Zone INDICATED
2.00%	1,544	0.22	0.53	0.058	0.20	0.058	0.004	0.064	0.016	0.114	0.026	0.082	0.013	0.078	0.011	0.82
1.75%	3,273	0.20	0.49	0.053	0.18	0.052	0.003	0.057	0.014	0.101	0.023	0.073	0.012	0.071	0.010	0.72
1.50%	6,690	0.18	0.44	0.048	0.17	0.046	0.003	0.050	0.012	0.088	0.020	0.065	0.010	0.064	0.009	0.63
1.25%	13,111	0.16	0.39	0.043	0.15	0.041	0.002	0.043	0.011	0.075	0.017	0.056	0.009	0.057	0.008	0.54
1.00%	19,144	0.15	0.36	0.040	0.14	0.037	0.002	0.039	0.010	0.067	0.016	0.050	0.008	0.052	0.008	0.48
0.90%	19,880	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.80%	20,010	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.70%	20,018	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.60%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.50%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
Granite Domain INDICATED
2.00%	29	0.22	0.54	0.062	0.22	0.060	0.004	0.064	0.016	0.107	0.024	0.074	0.012	0.065	0.009	0.74
1.75%	79	0.21	0.51	0.057	0.20	0.054	0.003	0.057	0.014	0.092	0.021	0.064	0.010	0.057	0.008	0.63
1.50%	396	0.18	0.43	0.048	0.17	0.045	0.003	0.047	0.012	0.077	0.017	0.054	0.008	0.050	0.007	0.53
1.25%	2,005	0.16	0.38	0.042	0.15	0.037	0.002	0.038	0.009	0.060	0.014	0.043	0.007	0.041	0.006	0.42
1.00%	24,680	0.14	0.32	0.035	0.12	0.029	0.002	0.029	0.006	0.042	0.009	0.029	0.005	0.030	0.004	0.29
0.90%	96,968	0.13	0.29	0.033	0.11	0.026	0.001	0.025	0.005	0.036	0.008	0.025	0.004	0.025	0.004	0.24
0.80%	225,374	0.13	0.28	0.031	0.11	0.025	0.001	0.023	0.005	0.032	0.007	0.022	0.004	0.023	0.003	0.22
0.70%	256,151	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.60%	257,968	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.50%	258,108	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
Granite Domain INFERRED
2.00%	56	0.16	0.36	0.040	0.14	0.040	0.002	0.046	0.012	0.077	0.018	0.053	0.009	0.049	0.006	0.55
1.75%	500	0.16	0.36	0.041	0.15	0.036	0.002	0.037	0.009	0.058	0.013	0.040	0.006	0.039	0.005	0.40
1.50%	10,025	0.14	0.32	0.035	0.12	0.029	0.002	0.028	0.006	0.040	0.009	0.028	0.005	0.029	0.004	0.27
1.25%	41,468	0.13	0.29	0.032	0.11	0.026	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.24
1.00%	156,611	0.13	0.28	0.030	0.11	0.024	0.001	0.022	0.005	0.029	0.006	0.020	0.003	0.020	0.003	0.20
0.90%	212,266	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.80%	214,348	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.70%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.60%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.50%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19

15.0 MINERAL RESERVE ESTIMATES

The CIM defines a Mineral Reserve as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study (CIM, 2010 and 2005). There are no Mineral Reserves at Strange Lake.

Micon notes that Quest is working on a Prefeasibility Study on the B Zone which is presently ongoing.

16.0 MINING METHODS

This section has been summarized from the technical report entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec,” dated September 24, 2010 (Wardrop. 2010b). The information contained herein has an effective date of September 24, 2010.

For the Strange Lake B Zone Project, Wardrop determined that the mining operation will use a conventional (truck and shovel) open pit mining method. The preliminary mine design used a mill feed rate of 4,000 t/d, starting from the middle of the second year of the mine life.

The open pit was designed using a two-stage approach. The first stage identified an optimum pit shell using the Lerchs-Grossmann (LG) pit optimization method and WhittleTM software. The second stage included assembling mine development and production schedules, selecting equipment, and determining capital and operating costs.

16.1 PIT OPTIMIZATION

A 3D geological block model and other required economical and operational variables were used as input parameters of the LG algorithm. These variables included overall pit slope angle, mining cost, milling cost, metal prices, and other parameters. Figure 16.1 depicts the base case PEA pit shell, constrained by a temporary airstrip, and having the following design parameters:

•	Typical pit length 1196 m from southwest to northeast.

•	Typical pit width 520~680 m from southeast to northwest.

•	Typical pit depth 94 m on the side closest to the lake from elevation 459 to 365 m.

•	Typical pit depth 150 m on the side opposite the lake from elevation 515 to 365 m.

•	Elevation difference is about 80 m on the topographic surface in open pit area.

•	Overall slope angle is 45º.

The selected base case pit contained 87.5 Mt of ore with an average grade 0.96% TREO. The overall stripping ratio was 0.23 t/t (waste/ore).

16.2 MINE DEVELOPMENT AND PRODUCTION SCHEDULE

To prioritize the mining of high grade ore and to balance the stripping ratio throughout the mine life, the overall mining sequence was developed in three phases: one initial pit phase (Phase I) and two pushback phases (Phase II and Phase III).

Phase I, which included about 16.7 Mt of mineral resources, was designed from the initial optimized pit shells. The initial economic pit shells prioritized the high grade ore mining at the top-centre portion of the ore body, and at the lowest amount of waste stripping. Phase II, comprising 36.6 Mt of mineral resources, expanded the pit to the south and below the initial pit to mine the next high grade blocks of the orebody. The final high-walls were established in the northeast side of the base case pit. Phase III (34.2 Mt of mineral resources) included the remaining ore inside the base case pit to achieve the final high-wall.

Figure 16.1

PEA Preliminary Mine Design

Wardrop, 2010b.

The estimated mineral resources used for the PEA were potentially large enough to support a 62-year mine life at the selected mining rate of 4,000 t/d of plant feed. However, Wardrop’s production schedule only covers the first 25 years of the mine life. The 25 year life-of-mine (LOM) plan contained 33.9 Mt of plant feed at a TREO grade of 1.07% and 13.5 Mt of waste.

The PEA pit designed by Wardrop utilized a bench height of 12 m. The proposed equipment fleet for the mining operation comprised the following:

•	One 193-mm (diameter) rotary blast hole drill rig.

•	One 6.5-m3 (bucket capacity) hydraulic face shovel.

•	One 4.5-m3 diesel hydraulic loader.

•	Five 55-t haul trucks.

•	Support equipment (track dozer, rubber-tired dozer, grader, etc.).

Micon notes that the mine design is being revised for the prefeasibility study which is currently ongoing.

17.0 RECOVERY METHODS

This section has been summarized from the technical report entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec,” dated September 24, 2010 (Wardrop, 2010b). The information contained herein has an effective date of September 24, 2010.

17.1 METALLURGICAL PROCESSING

In the PEA, Wardrop used the historical process flow sheet developed by IOCC in 1985 and metallurgical data provided by testwork completed by Hazen of Golden, Colorado in 2010 as a basis for the process design. The proposed flowsheet used by Wardrop in the PEA is shown in Figure 17.1.

Figure 17.1

Wardrop PEA Process Flowsheet

Wardrop, 2010b.

Wardrop based the September, 2010 PEA on a beneficiation (flotation and magnetic separation), leach and solvent extraction process to produce a single TREO concentrate and two non-rare earth oxide concentrates, namely Zr2O5 and NbO2. Wardrop noted that preliminary test results reported by Hazen in 2010 indicated rare earth oxide recoveries to solution of between 77% and 93%.

It was proposed by Wardrop to locate the Strange Lake processing facility on a barge and located in Anaktalaka Bay for operations. The design of the barge would be similar to the Polaris mill-barge. This facility was considered in order to reduce infrastructure costs and environmental impact by operating the beneficiation, leach and solvent extraction process on a barge to minimize the disturbed land area.

Work on the evaluation of ore beneficiation has continued during the prefeasibility phase, as have investigations into improving the metallurgical processing.

18.0 PROJECT INFRASTRUCTURE

This section has been summarized from the technical report entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec,” dated September 24, 2010 (Wardrop, 2010b). The information contained herein has an effective date of September 24, 2010.

The proposed major infrastructure proposed for the PEA included the following:

•	Access road, connecting Voisey’s Bay with the camp complex.

•	Site roads, to provide access to all operational areas of the mine from the access road.

•	Camp complex, accommodation for 150 personnel.

•	Fuelling storage facilities.

•	Ore stockpile, approximately 360,000-t capacity.

•	Waste dumps approximately 10 Mm3 storage capacity.

•	Tailings management facility (TMF), about 22.5 Mm3 LOM storage.

•	Airstrip.

•	Settling ponds.

Most of PEA proposed infrastructure were located at the west side of the open pit, beyond the potential mineralization zone. A conceptual layout of infrastructure is presented as Figure 18.1.

Figure 18.1

PEA Preliminary Infrastructure Site Layout

Wardrop, 2010b.

19.0 MARKET STUDIES AND CONTRACTS

19.1 PEA, SEPTEMBER 2010

This sub-section has been summarized from the technical report entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec,” dated September 24, 2010 (Wardrop, 2010b). The information contained herein has an effective date of September 24, 2010.

19.1.1 Market Description

The rare earths industry is traditionally segmented by consumption as follows:

•	Catalysts.

•	Glass polishing.

•	Metal alloys.

•	Magnets.

•	Phosphorus and pigments.

•	Ceramics.

•	Other (including agriculture).

Global market trends indicate that the supply of REE and REO have lagged demand at an increasing rate since 2005. The supply to demand gap continues to widen as the Chinese authorities impose increasing supply restrictions to protect their limited economic resource by implementing a comprehensive regime of controls.

The rare earths industry has gone through a cycle of stockpiling (excess) in 2003/04 to a rundown of stock (shortage) in 2006/07. Global consumption of rare earths increased by approximately 40% between 1990 and 2000. Figure 21.1 depicts the growth in global consumption of rare earths between 2000 and 2010.

19.1.2 PEA Commodity Prices

Wardrop stated in the PEA, that its policy for metal prices estimates dictates that the prices to be used for economic evaluations are based on projections rather than historical pricing. The metal oxide pricing used by Wardrop in the PEA was based on 2010 projections reported for a similar NI 43-101 Technical Report for a Canadian rare earth project. The projection price was validated using 2010 and 2007 three-year trailing average pricing or fixed pricing where applicable. The following metal pricing was used in the PEA financial analysis.

TREO:	US$21.94/kg,
Nb2O5:	US$45.00/kg
ZrO2:	US$3.77/kg

Figure 19.1

Growth in Global Consumption of Rare Earth Oxides

The Economics of Rare Earths and Yttrium – Thirteenth Edition, 2007- © Roskill Information Services Ltd.

19.2 RESOURCE ESTIMATE METAL PRICES

The prices used in the resource estimate NSR calculations for the different REOs, yttrium, zirconia and niobium oxides are presented in Table 19.1.

Table 19.1

Oxide Prices Used for the Resource Estimate NSR Calculations

Element (Oxide)	US$/kg
Zirconium (ZrO2)	6.43
Dysprosium (Dy2O3 )	718.53
Niobium (Nb2O5 )	28.74
Neodymium (Nd2O3 )	63.78
Terbium (Tb4O7 )	1,523.63
Yttrium (Y2O3 )	15.28
Erbium (Er2O3 )	37.19
Thulium (Tm2O3 )	81.19
Ytterbium (Yb2O3 )	16.19
Lutetium (Lu2O3 )	336.19
Praseodymium (Pr6O11 )	63.78
Gadolinium (Gd2O3 )	20.13
Holmium (Ho2O3 )	16.19
Europium (Eu2O3 )	1,349.03

These prices were provided to Micon by Quest and are based on market studies conducted by Quest and by independent consultants.

20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR

COMMUNITY IMPACT

This section has been summarized from the technical report entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec,” dated September 24, 2010 (Wardrop, 2010b). The information contained herein has an effective date of September 24, 2010.

20.1 ENVIRONMENTAL SETTING

The project described in the 2010 PEA involves two sites of activity. An open pit mine is proposed at Strange Lake, which is located along the northern Québec/Labrador border, with a mill facility approximately 125 km to the east, at Anaktalak Bay in Labrador.

Collection of environmental baseline data for the project site commenced in 2011 and it is intended that this work will continue into 2013. The project permitting process will be initiated following completion of the prefeasibility study and the project description that will develop from this.

20.2 ENVIRONMENTAL ASSESSMENT AND PERMITTING

On November 11, 1975, the James Bay and Northern Québec Agreement (JBNQA) was signed and on January 31, 1978, the Northeastern Québec Agreement (NEQA) was signed. The JBNQA and the NEQA provide for consultative bodies to advise governments on policies and regulations that may have an impact on the environment and the social conditions of Aboriginal communities (INAC 2002). Mining operations are automatically subject to an environmental impact assessment under Section 22 of the JBNQA and generally follow a five step process as follows:

1.	Proponent’s preliminary information.

2.	Assessment.

3.	Impact Study.

4.	Review.

5.	Decision.

Regarding provincial regulatory processes, the planned location of the mining operations in Québec and processing operations in Labrador will require environmental reviews under the applicable laws of Québec for the mine and of Newfoundland and Labrador for the mill and tailings management facility.

Federal regulatory processes are determined after a project description is submitted to the federal authorities such as Environment Canada, Health Canada, Fisheries and Oceans Canada, and Transport Canada. The proposed mine, with a planned production rate of 4,000 t/d, would undergo a comprehensive study to obtain federal approval.

20.3 SOCIAL AND CULTURAL

The conduct of an effective community and aboriginal engagement program is fundamental to the successful environmental permitting of mining projects. The purpose of such a program is to ensure that all potentially affected persons, businesses, and communities have a full understanding of the project and an opportunity to share information and voice concerns regarding potential effects of the project. Likewise, the proponent has an opportunity to explain how these concerns are addressed in the project design and operations. These exchanges typically begin in the early stages of project planning and continue through the life of the project.

In addition to a continuing public engagement program, it may be necessary to negotiate an impact/benefit agreement (IBA) with potentially affected stakeholder groups. These agreements typically lay out various forms of economic stimulation or compensation specifically to benefit the stakeholder groups.

Work on the development of these programs will commence following the commencement of the formal permitting process.

21.0 CAPITAL AND OPERATING COSTS

This section has been summarized from the technical report entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec,” dated September 24, 2010 (Wardrop, 2010b). The information contained herein has an effective date of September 24, 2010.

Capital and operating costs estimated by Wardrop for the PEA were based on the flowsheet discussed in Section 18. This included crushing, grinding, flotation, acid leach/baking and solvent extraction to produce a single TREO product.

21.1 CAPITAL COSTS

The total estimated project capital costs presented in the PEA was CAD$563 million, comprising CAD$397 million of direct capital and CAD$166 million of indirects.

21.2 OPERATING COSTS

The total average LOM operating cost estimated by Wardrop for the PEA was CAD$101.94/t milled. A breakdown of the average unit costs is presented in Table 21.1.

Table 21.1

PEA Estimated Average Unit Operating Costs

Cost Area	Unit Cost (CAD$/t)
Mining	5.07
Processing	59.05
General and Administration	2.47
Supplies and Materials Transportation	20.78
Ore Pumping	14.57
Total	101.94

Wardrop, 2010b.

The estimated total mine labour for the PEA was 80 people comprising 22 staff and 68 hourly paid. The estimated process labour requirement totalled 109 comprising 71 in operations and 38 in maintenance.

The capital and operating cost numbers are being updated as part of the ongoing prefeasibility study.

22.0 ECONOMIC ANALYSIS

This section has been summarized from the technical report entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec,” dated September 24, 2010. (Wardrop, 2010b). The information contained herein has an effective date of September 24, 2010.

The PEA financial analysis considered a LOM mill feed of 33.9 Mt over 25 years

Using a 2010 exchange rate of 1.042 CAD$/US$, average product prices outlined in Section 19.1.2, metallurgical recoveries discussed in Section 17, pre-production capital cost of CAD$563 million and average unit operating cost of CAD$101.94/t milled, the pre-tax internal rate of return (IRR) for the project was calculated by Wardrop to be 36.36%. The total LOM revenue before taxes from metal sales was US$7.9 billion. Table 22.1 shows the net present value (NPV) at various discount rates for the project.

Table 22.1

PEA Financial Evaluation Results

Net Present Value	(US$ millions)
Pre-tax, pre-financing NPV6	3,149
Pre-tax, pre-financing NPV8	2,384
Pre-tax, pre-financing NPV10	1,826
Pre-tax, pre-financing NPV12	1.411
Pre-tax, pre-financing NPV15	969
Pre-tax, pre-financing NPV20	522

As part of the PEA sensitivity analysis, an IRR of almost 19% was calculated if the project realized zero revenue from non-TREO products.

The economics of the project will be re-evaluated as part of the ongoing prefeasibility study.

23.0 ADJACENT PROPERTIES

Micon has not verified the information regarding adjacent properties and has not visited them or audited them. The information contained in this section of the report is not necessarily indicative of the mineralization at the Strange Lake Project. The information was generally taken from the May, 2011 Wardrop Technical Report (Wardrop, 2011) and updated for any areas where new information was available for the adjacent properties. The information for this section was provided and updated by Quest.

There are no significant mineral occurrences adjacent to the Strange Lake Property. However, a significant proportion of the Main Zone deposit is situated across the Québec border in the ‘exempt mineral lands (EML)’ in Newfoundland and Labrador and as such cannot be staked. While this portion of the Main Zone that is contained in the EML in Newfoundland and Labrador could be considered to be a significant mineral occurrence adjacent to the Quest ground, until permission is obtained to stake this area, the remaining portion of the Main Zone mineralization is considered secondary importance to the mineralization occurrence identified at B Zone.

Midland Exploration Inc., a Montreal-based mineral exploration company, holds the mineral rights to a block of mineral claims (Ytterby 1) adjacent to the south of the property and is located approximately 5 km south of the B Zone deposit. The northernmost extent of the Ytterby 1 block of claims is south of the southern margin of the SLAC, located on the eastern margin of the Nepeau Kainiut pluton. To date, there has been no significant REE mineralized discovered on the Ytterby 1 claims, however, Québec Ministry of Natural Resources and Wildlife (MRNF) regional lake sediment sampling have found elevated La and Y values.

Hinterland Resources Ltd. (Hinterland) holds the mineral rights to one of four mineral claims adjacent to the northwest of Quest’s mineral claims. Hinterland has completed a data compilation of the area and proposed an airborne geophysical survey in 2011.

24.0 OTHER RELEVANT DATA AND INFORMATION

All relevant information regarding the Strange Lake Project is included in the respective sections of the report and no further information will be remarked upon in this section.

25.0 INTERPRETATION AND CONCLUSIONS

Quest has conducted a significant amount of exploration to further define the extent and economic potential of the B Zone REE mineral deposit in Northern Québec near the Québec and Newfoundland and Labrador boarder. This Technical Report reports the updated mineral resource estimate for the B Zone based upon the latest information available from the exploration work.

The updated mineral resource estimate is based upon a new geological interpretation of the B Zone mineral deposit which for the first time allows for the higher REE grade pegmatites to be wire-framed into a continuous area of mineralization.

Table 25.1, below, shows the updated estimate of the mineral resources for the Strange Lake B Zone deposit. The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. Although an NSR was used to generate the pit optimization, the NSR was converted to an equivalent cut-off grade (0.50% TREO+Y) to be able to compare it with the previous estimates.

Table 25.1

B Zone Resources Estimated by Micon as of August 31, 2012

Domain	Tonnes (x1,000)	LREO (%)	HREO + Y (%)	TREO + Y (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34
Granite	258,108	0.55	0.33	0.89	38	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	39	1.92	0.05	0.18
INFERRED
Granite	214,351	0.55	0.30	0.85	35	1.71	0.04	0.14

1.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
2.	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The updated mineral resource estimates for the Strange Lake B Zone deposit are effective August 31, 2012.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves once economic parameters are applied.

The most recent Technical Report on the Strange Lake Project by Wardrop was the PEA dated September 24, 2010 (Wardrop, 2010b). Although Quest is currently completing a prefeasibility study, in accordance with the reporting requirements of NI 43-101, the results of the PEA are provided in the present report. It should be noted that the PEA was based on the then current mineral resource estimates for the Strange Lake B Zone deposit. The prefeasibility study will use the updated mineral resource estimate which is the subject of this report.

26.0 RECOMMENDATIONS

Micon concludes that the updated mineral resource estimate for the Strange Lake B Zone deposit demonstrates the potential of the Strange Lake Project for economic development and that further work is warranted. Following completion of the prefeasibility study and, assuming it is so recommended, work should begin on a feasibility study. There is no assurance that the prefeasibility study will result in a positive economic analysis of the project.

In addition, the potential exists to expand the REE mineral resources at the Strange Lake B Zone deposit. However, it is Micon’s opinion that the existing mineral resource base is more than adequate as a basis for both the prefeasibility and feasibility study and so no additional exploration or infill drilling is recommended at this stage. However, further drilling in other prospective areas and new exploration targets should be considered.

Contingent on the positive results of the prefeasibility study, which is currently being completed by Quest, Micon recommends commencing a feasibility study, including the follow tasks:

•	Geotechnical investigations for mine pit slope analysis, waste rock design, tailings dam design, and site facilities and infrastructure design.

•	Geohydrological study of the Project area.

•	Detailed optimized mine design, scheduling and equipment selection.

•	Detailed design of the tailings management facility and waste rock storage facilities.

•	Condemnation drilling should be carried out on the sites selected for the site buildings, site infrastructure facilities, tailings management facility and waste rock storage facilities.

•	Further metallurgical testwork should be undertaken to ensure that accurate data are generated to support the feasibility study. This includes the continuous operation of a pilot plant.

•	Baseline environmental programs and community and stakeholder consultation should be continued.

•	Detailed engineering and cost estimates should be developed for the Project to a feasibility study level of accuracy.

•	Marketing studies should continue.

26.1 BUDGET

The budgeted expenditures on the Strange Lake Project for 2013 will depend on the outcome of the prefeasibility study which is currently under way. The budget elements currently envisaged are shown in Table 26.1.

Table 26.1

Proposed Project Development Budget for 2013

Item	Estimated Cost (CAD$)
Geotechnical and geohydrological investigations	800,000-1,000,000
Laboratory and pilot scale metallurgical testwork	600,000-800,000
Tailings dam design	500,000-600,000
Marketing studies	100,000-200,000
Mine design	100,000-200,000
Engineering and environmental studies	10,000,000-15,000,000

Micon has reviewed the proposed programs for further work on the Strange Lake Project and, in light of the observations made in this report, supports the concepts as outlined by Quest. Given the prospective nature of the property, it is Micon’s opinion that the Strange Lake Project merits further development and that Quest’s proposed plans for further work are properly conceived and justified.

Micon recommends that Quest conducts the proposed Project development activities, subject to funding and any other matters which may cause the proposed development program to be altered in the normal course of its business activities or alterations which may affect the program as a result of the activities themselves.

27.0 DATE AND SIGNATURE PAGE

“William J. Lewis” {signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist	Report Date: December 14, 2012
Micon International Limited	Effective Date: August 31, 2012

“R.V. Zalnieriunas, P.Geo.” {signed and sealed}

R.V. Zalnieriunas, P.Geo.
Principal Geologist
R.V. Zalnieriunas Consulting	Report Date: December 14, 2012
Effective Date: August 31, 2012

“Richard Gowans” {signed and sealed}

Richard Gowans, P.Eng.
President and Principal Metallurgist	Report Date: December 14, 2012
Micon International Limited	Effective Date: August 31, 2012

28.0 REFERENCES

28.1 PUBLICATIONS

Batterson, M.J., (1988), Landform classification, Newfoundland-Québec, 14D/5. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-003.

Batterson, M.J., (1988), Landform classification, Lac Dihourse, Newfoundland-Québec. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-004.

Batterson, M.J., (1991), Till geochemistry of the Strange lake area, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0843; unnamed map

Batterson, M.J., (1991), Landform classification and surficial geology of NTS map sheet 14D/6. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File 14D/0041; Map 91-060.

Batterson, M.J., (2001), Landforms and surficial geology of NTS map sheet 14D/06 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0248; Map 2001-025.

Batterson, M.J., (2001), Landforms and surficial geology of NTS the Long Pond map sheet (NTS 14D/03), Labrador, Open File 14D/03/0255; Map 2001-023.

Batterson, M.J., (2001), Landforms and surficial geology of NTS map sheet 14D/11 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/11/0251; Map 2001-029.

Batterson, M.J. and Taylor, D.M., (2005), Landforms and surficial geology of the NTS 14D/05 map sheet [untitled]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open 14D/05/0247; Map 2003-27.

Batterson, M.J. and Taylor, D.M., (2005), Landforms and surficial geology of the Lac Dihourse map sheet [NTS 24A/08]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open File 24A/08/0027; Map 2003-28.

Batterson, M.J. and Taylor, D.M., (2009), Geochemical re-analysis of till samples from the Strange Lake area, Labrador [NTS map sheets 14D/05 and 24A/08]. Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1479; 1-122.

Beaumier, M., (1982), Géochimie des Sédiments de Lac dans la Région de la Rivière George, Territoire du Nouveau Québec. Ministère de l’Énergie et des Ressources, DP82-16.

Beauregard, A.J. and Gaudreault, D., (2009), Quest Uranium Corporation, Compilation Report on the Strange Lake Property, Québec / Labrador Area, N.T.S.C. 24A08. Québec, Canada. Geologica Groupe-Conseil. (Internal Report). 74 p., June, 2009.

Canadian Environmental Assessment Agency, Research and Development, Evaluation of the ClimAdapt Guide to Incorporate Climate Change into the Environmental Impact Assessment Process, 5.6 Research Finding: Voisey’s Bay Mining Project, http://www.ceaa.gc.ca/default.asp?lang=En&n=332BCF7D-1&offset=15&toc=show#s5_6_3.

CanMet Report MSL 90-28 on the Mineralogy of the Strange Lake Ore and the Metallurgical Implications

Chamois, P. and Cook, B., (2007), Technical Report on the George Rive Project, Northeastern Québec and Northwestern Newfoundland and Labrador, Canada. Prepared for Freewest Resources Canada Inc., NI 43-101 Report. Scott Wilson Roscoe Postle Associates Inc. 132 p, August, 2007.

Dong Pao (Mongolia) Flotation Study by Lakefield Research (2001).

Flotation Process at Mountain Pass EPA-ID4RAR.

Friske, P.W.B., McCurdy, M.W., Day, S.J., Gross, H., Lynch, H.H. and Durham, C.C., (1993), The regional lake sediment and water geochemical data, northern Labrador. Geological Survey of Canada Open File 2690.

Hearn, B.J., Luttich, S.N., Crete, M., and M.B. Berger. 1990. Survival of radio collared caribou (Rangifer tarandus caribou) from the George River heard, Nouveau-Québec - Labrador. Can. J. Zool. 68: 276-283.

Hinterland MD&A, (2010), Management’s Discussion and Analysis. December 31, 2010. 25 p.

Hornbrook, E.H.W, Maurice, Y.T. and Lynch, J.J., (1979), Geochemical lake sediment and water, central Labrador, maps and data. Geological Survey of Canada, open File 559, 1979. 17 maps.

Indian and Northern Affairs Canada (INAC). 2002. James Bay and Northern Québec Agreement and The Northeastern Québec Agreement 1998-1999 Annual Report - 1999-2000 Annual Report. Available:

http://www.ainc-inac.gc.ca/al/ldc/ccl/fagr/que/cin/cin00-eng.pdf .

Indian and Northern Affairs Canada (INAC). 2008. Backgrounder: Labrador Inuit Land Claims Agreement - How will business and industry be impacted? Available: http://www.ainc-inac.gc.ca/ai/mr/nr/s-d2005/02727bkb-eng.asp .

Iron Ore Company of Canada Ltd. (IOCC), (1985), Economic Evaluation Study.

Jambor, J.L., (1990), Bulk Sample Met-14 (Canmet 89-1) from the Strange Lake Y-Zr Deposit, Labrador-Québec: Mineralogy and Metallurgical Implications. Canmet Report MSL-90-28; 1-39.

Kilborn Consulting Engineers and Architects (Kilborn) (1991), Preliminary Technical and Economic Study for the Recovery of Yttrium and Zirconium.

Lakefield Research, (1990), “An Investigation on the recovery of Zirconium & Yttrium from Strange Lake Concentrate”.

McConnell, J.W., (1980), Detailed lake sediment, water and radiometric surveys of 14 base metals and uranium anomalies in Labrador. Government of Newfoundland and Labrador, Department of Mines and Enery, Mineral Development Division, Open File LAB/0224: 1-37.

McConnell, J.W., (1988), Lake sediment and water geochemical surveys for rare-metal mineralization in granitoid terranes in Churchill Province, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0772; 1-107.

McConnell, J.W., (2009), Complete geochemical data for detailed-scale Labrador lake surveys, 1978-2005. Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1465; 1-25.

McConnell, J.W. and Batterson, M.J., (1987), The Strange Lake Zr-Y-Nb-Be-REE . deposit, Labrador. A geochemical profile in till, lake and stream sediment and water. Journal of Geochemical Exploration, v.29. p.105-127.

McKinnon-Matthews, J., Harris, B., Stollenwerk, M., Doherty, M. and McCall, L., (2001), The 2000-2001 Exploration Program on the Québec 7 Property, Northern Québec. NTS 24A/05, 12-13; 24B/08-11, 13-16; 24F/16; 24G/-01-16; 24J/01-07: 24K/01, 08. WMC International Limited. Québec Assessment Report GM-59375.

Mainville, A. and Venkateswaran, G.P., (1981a), A report on the geological, geophysical and geochemical work, Exploration Permit 659, Strange Lake area, Québec. NTS Map sheet 24A/8 and 14D/5. A report prepared for Compagnie Minière IOC. Québec Assessment Report GM-37064, 13 p.

Mainville, A. and Venkateswaran, G.P., (1981b), A report on the geological, geophysical and geochemical work, Exploration Permit 656, Strange Lake area, Québec. NTS Map sheet 24A/8. A report prepared for Compagnie Minière IOC. Québec Assessment Report GM-37372.

Margeson, B., Harris, B., McCall, L., McKinnon-Matthews, J. and Stollenwerk, M., (2002), Final Report, Phase 2 Airborne EM Survey, Southern Program, 2001 Exploration, Québec 7 Property, Northern Québec. WMC International Limited. Québec Assessment Report GM-60773.

Marshall, I.B. and Scut, P.H., (1999), A National Ecological Framework for Canada-Overview. A co-operative product by Ecosystems Science Directorate, Environment Canada and Research Branch, Agriculture and Agri-Food Canada.

Miller, R.R., (1984), A Report on the Geological, Geophysical and Geochemical Assessment Work, Exploration Permit 656, Strange Lake Area, Québec, NTS Map Sheet 24A/8. Work Period January 1, 1983 to December 31, 1983. Compagnie Miniere IOC. Ministère de l’Ènergie et des Ressources Report GM 41101: 1-157.

Miller, R.R., (1986), Geology of the Strange Lake Alkalic Complex and the Associated Zr-Y-Nb-Be-REE Mineralization. Current Research, Newfoundland Department of Mines and Energy, Mineral Development Division, Report 86-1: 11-19

Ministère du Développement durable, de l’Environnement et des Parcs (MDDEP), (2002), Environmental Assessment of Northern Projects. Available: http://www.mddep.gouv.qc.ca/evaluations/mil-nordique/process.htm.

Mitsui Mining & Smelting (1996), Study on Strange Lake Ore (using wet magnetic separation).

Quest Rare Minerals Ltd. – Market presentation.

Quest Rare Minerals Ltd., (2010a). “Quest Rare Minerals Receives Release of Preliminary Economic Assessment (PEA) for Strange Lake B-Zone” (Press Release), September 9, 2010. Available:

http://www.questrareminerals.comnews_.php?url=http%3A%2F%2Fcnrp.marketwire.com%2Fclient%2Fquest_uranium%2Frelease_xml.jsp%3FactionFor%3D1316109.

Quest Rare Minerals Ltd. (2010b), Guidelines, procedures and methodology: Core logging and field sampling, ver. 1.3 (revised 02/08/2011 by Collins & Hayes), 20p.

Quest Rare Minerals Ltd. (2012). “Quest Completes Bulk of Phase II Metallurgical Testwork: Produces Zirconium and Rare Earth Concentrate” (Press Release), May 15, 2012. Available: http://www.questrareminerals.com/news_.php?url=http%3A%2F%2Fcnrp.marketwire.com%2Fclient%2Fquest_uranium%2Frelease_xml.jsp%3FactionFor%3D1613714

TORONTO, ONTARIO—(Marketwire - May 15, 2012)

Rickets, M.J., (2006), Mineral Development Division, Department of Mines and Energy, Government of Newfoundland and Labrador, Aggregate-Resource Assessments Along Transportation Routes from Strange Lake to the Atlantic Coast, Labrador, Mineral Resource Report 4, St. John’s Newfoundland 1986.

Ricketts, M.J., (1984), Aggreagate-resource assessment along possible transportation route from Strange Lake to the Atlantic coast, Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/0691; 1-272.

Ryan, B., Lee., D and Dunphy, D., (2003), Geology of the unnamed map sheet [NTS 14D/4] and the eastern part of the Lac Canaee map sheet [NTS 24A/1], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1375; Map 2003-008.

Ryan, B., Corriveau, L. and Lee, D., (2003), Geology of the Khongnekh Lake map sheet [NTS 14D/6], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0288; Map 2003-010.

Ryan, B., Lee., D and Dunphy, D., (2003), Geology of the Long Pond map sheet [NTS 14D/3], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/03/0287; Map 2003-007.

Ryan, B., Lee., D and Dunphy, D., (2003), Geology of the unnamed map sheet [NTS 14D/5] and the eastern part of the Lac Dihourse map sheet [NTS 24A/8], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1376; Map 2003-009.

Salvi, S. and Williams-Jones, A.E., (1990), The role of hydrothermal processes in the granite-hosted Zr, Y, REE deposit at Strange Lake, Québec/Labrador: Evidence from fluid inclusions. Geochemica et Cosmochimica Acta, 54: 2403-2418.

Salvi, S. and Williams-Jones, A.E., (1996), The role of hydrothermal processes in concentrating high-field strength elements in the Strange Lake peralkaline complex, northeastern Canada. Geochemica et Cosmochimica Acta, 60: 1917-1932.

Suarez, Steve (osler) – mining Tax Canada.

Taylor, F.C., (1979), Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec, northern Labrador and Northwest Territories. Geological Survey of Canada, Memoir 393, 99 p.

Taylor, F.C., (1970), Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec and northern Labrador, Part 2. Geological Survey of Canada, Paper 70-24.

The Economics of rare earth s and Yttrium – Thirteenth Edition, (2007), © Roskill information services Ltd. ISBN 978 0 86214 534 7.

Vale Inco, (2008), SG Unit Protocol, ver 3.0 revised April 2, 2009, 16p.

Venkateswaran, G.P., (1981), A Report on the Geological, Geophysical and Geochemical Assessment Work. Licenses 1368, 1369, 1370, 12129, 12130, 12131. Strange Lake Area, Newfoundland-Labrador, NTS Map sheet 24A/8. 27 pages. November 1981.

Voisey’s Bay Nickel Company Limited, (1997), Voisey’s bay Mine/Mill Project, Environmental Impact Statement, Summary and Conclusions.

Wardrop, (2010a), “Strange Lake Project, B Zone Deposit, Québec, National Instrument 43-101 Resource Estimate”, April 16, 2010.

Wardrop, (2010b), “Preliminary Economic Assessment on the Strange Lake Project, B Zone Deposit, Québec September 24, 2010.

Wardrop, (2011), “Strange Lake B Zone Resource Model Update”, May 25, 2011.

Watts, M. (June, 2010), Industrial Minerals “Scramble for Rare-earth Self Sufficiency”.

Witteck Development Inc., (1982), Hydrometallurgical Study Project 5032-82 for Iron Ore Company of Canada Ltd. (IOCC).

Zalnieriunas, R.V. and LaRoque, L.A., (2011), Preliminary QA/QC data review of the 2009-Spring 2011 diamond drilling results for the Strange Lake Project, Quebec, 117p.

28.2 WEBSITES

Actlabs Schedule of Services and Fees, http://www.actlabs.com/files/Canada_2012.pdf.

Hinterland Metal Inc., 201, http://www.hinterlandmetals.com/s/KipawaLula.asp

Quest Uranium Corporation, http://www.questrareminerals.com

Quest Uranium Corporation; Corporate Presentation, September, 2009. http://www.questrareminerals.com/ppt/QuestCorpREE_Presentation-SEP%2029-09.pdf

Web Mineral, http://www.webmineral.com/

World Climate, Indian House Lake, Québec, http://www.worldclimate.com/cgi-bin/grid.pl?gr=N55W063

World Climate, Border, Québec, http://www.worldclimate.com/cgi-bin/data.pl?ref=N55W063+2100+71901W

Midland Exploration Inc. Presentation February, 2011

http://www.midlandexploration.com/documents/editeur/Ytterby%20February_2011.pdf.

29.0 CERTIFICATES

CERTIFICATE OF AUTHOR

WILLIAM J. LEWIS

As the co-author of this report on the Strange Lake Project of Quest Rare Minerals Ltd., in the Province of Québec, Canada, I, William J. Lewis do hereby certify that:

1)	I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2)	I hold the following academic qualifications: B.Sc. (Geology) University of British Columbia 1985

3)	I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333).

•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450).

•	Association of Professional Geoscientists of Ontario (Membership # 1522).

•	The Geological Association of Canada (Associate Member # A5975).

•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758).

•	Quebec Temporary Certificate Number 224

4)	I have worked as a geologist in the minerals industry for 27 years;

5)	I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 3 years as a surficial geologist and 10 years as a consulting geologist on precious and base metals and industrial minerals;

6)	I visited the Strange Lake Project between March 26 and 29, 2012;

7)	I not been involved with the Strange Lake Project prior to co-authoring this Technical Report;

8)	As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I have read the NI 43-101 Instrument and this Technical Report has been prepared in compliance with this Instrument;

10)	I am independent of Quest Rare Minerals Ltd., as defined by Canadian NI 43-101 regulations and have provided consulting services to the companies.;

11)	I supervised the work conducted by Jonny Steedman on the updated mineral resource estimate for the B Zone contained in this report and therefore take responsibility for this work.

12)	I am responsible for Sections (Items) 1 through 10, 12.1, 12.2, 13, 14, 15, 16 and 18 through 26 of the Technical Report dated December 14, 2012, entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Updated Mineral Resource Estimate, Province of Quebec (Quebec), Canada” The effective date of the report is August 31, 2012.

Report dated this 14th day of December, 2012, effective date August 31, 2012

“William J. Lewis” {signed and sealed}

William J. Lewis, B.Sc., P.Geo.

Senior Geologist, Micon International Limited

CERTIFICATE OF AUTHOR

R.V. ZALNIERIUNAS

As the co-author of this report on the Strange Lake Project of Quest Rare Minerals Ltd., in the Province of Quebec, Canada, I,Rimant (Ray) V. Zalnieriunas do hereby certify that:

1)	I am self-employed as a geologist working as the Principal Geologist of R.V. Zalnieriunas Consulting, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail ray.rvzc@gmail.com

2)	I hold the following academic qualifications:

3)	B.Sc. (Hon.) in Geology Queen’s University 1978

4)	I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (registration Number 0391) and l’Ordre des géologues du Québec (numero de member 541); as well, I am a member in good standing of several other technical associations and societies, including:

•	Society of Economic Geologists

•	The Prospectors and Developers Association of Canada

•	Ontario prospectors Association

•	Northern Prospectors Association

5)	I have worked as a geologist in the minerals industry for 35 years;

6)	I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101.

7)	I last visited the Strange Lake Project site between March 26 and 29, 2012;

8)	Prior to co-authoring this Technical Report, I was engaged by Quest Rare Minerals Ltd. as an independent consulting geologist to provide support services as a Director of Technical Services and was the designated qualified person (QP) for the 2011 diamond drilling program carried out on the area of B Zone;

9)	As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

10)	I have read the NI 43-101 Instrument and this Technical Report has been prepared in compliance with this Instrument;

11)	I am independent of Quest Rare Minerals Ltd., as defined by Canadian NI 43-101 regulations and have provided consulting services to the companies.;

12)	I am responsible for Sections (Items) 11 and 12.3 of the Technical Report dated December 14, 2012, entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Updated Mineral Resource Estimate, Province of Quebec (Quebec), Canada”. The effective date of the report is August 31, 2012.

Report dated this 14th day of December, 2012, effective date August 31, 2012

“R.V. Zalnieriunas” {signed and sealed}

R.V. Zalnieriunas, P.Geo.

Principal, R.V. Zalnieriunas Consulting

CERTIFICATE OF AUTHOR

RICHARD GOWANS

As the co-author of this report on the Strange Lake Project of Quest Rare Minerals Ltd., in the Province of Québec, Canada, I, Richard Gowans do hereby certify that:

1)	I am employed by, and carried out this assignment for Micon International Limited, Suite 900, 390 Bay Street Toronto, Ontario, M5H 2Y2 tel. (416) 362-5135 fax (416) 362-5763 e-mail: rgowans@micon-international.com

2)	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K., 1980

3)	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4)	I have worked as an extractive metallurgist in the minerals industry for over 30 years.

5)	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

6)	I have not visited the project site.

7)	I am responsible for the preparation of Section 13 and 17 of this report dated December 14, 2012, entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Updated Mineral Resource Estimate, Province of Quebec (Quebec), Canada” The effective date of the report is August 31, 2012

8)	I am independent of Quest Rare Minerals Limited, as defined in Section 1.5 of NI 43-101.

9)	I have not been involved with the Strange Lake Project prior to co-authoring this Technical Report.

10)	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11)	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Report dated this 14th day of December, 2012, effective date August 31, 2012

“Richard Gowans” {signed and sealed}

Richard Gowans P.Eng.

President, Micon International Limited

APPENDIX 1

DETAILED SUMMARY OF THE MINERAL CLAIMS WHICH

COMPRISE THE STRANGE LAKE PROPERTY

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
14D05	Quebec	47.69	CDC	2021163	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.69	CDC	2021164	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.69	CDC	2021165	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.68	CDC	2021166	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.68	CDC	2021167	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.68	CDC	2021168	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.68	CDC	2021169	Active	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.68	CDC	2021170	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.68	CDC	2021171	Active	19-Jul-06	18-Jul-14	$270.12	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.68	CDC	2021172	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.68	CDC	2021173	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.68	CDC	2021174	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021175	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021176	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021177	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021178	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021179	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021180	Expired	19-Jul-06	18-Jul-12	$99.32	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021181	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021182	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021183	Expired	19-Jul-06	18-Jul-12	$236.46	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.67	CDC	2021184	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.66	CDC	2021185	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.66	CDC	2021186	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.66	CDC	2021187	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.66	CDC	2021188	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.66	CDC	2021189	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
14D05	Quebec	47.66	CDC	2021190	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021191	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021192	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021193	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021194	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021195	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021196	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021197	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021198	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021199	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.65	CDC	2021200	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021201	Expired	19-Jul-06	18-Jul-12	$855.18	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021202	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021203	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021204	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021205	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021206	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021207	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021208	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021209	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021210	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021211	Active	19-Jul-06	18-Jul-12	$742.53	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.64	CDC	2021212	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.63	CDC	2021213	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.63	CDC	2021214	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.63	CDC	2021215	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.63	CDC	2021216	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
14D05	Quebec	47.63	CDC	2021217	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.63	CDC	2021218	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.63	CDC	2021219	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.63	CDC	2021220	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.63	CDC	2021221	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.63	CDC	2021222	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.62	CDC	2021223	Expired	19-Jul-06	18-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.62	CDC	2021224	Expired	19-Jul-06	18-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.62	CDC	2021225	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.62	CDC	2021226	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.62	CDC	2021227	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.62	CDC	2021228	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.62	CDC	2021229	Expired	19-Jul-06	18-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.62	CDC	2021230	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.61	CDC	2021231	Expired	19-Jul-06	18-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.61	CDC	2021232	Expired	19-Jul-06	18-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.61	CDC	2021233	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.61	CDC	2021234	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.61	CDC	2021235	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.61	CDC	2021236	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.61	CDC	2021237	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.6	CDC	2021238	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.6	CDC	2021239	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.6	CDC	2021240	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.6	CDC	2021241	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.6	CDC	2021242	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.6	CDC	2021243	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
14D05	Quebec	47.6	CDC	2021244	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.59	CDC	2021245	Expired	19-Jul-06	18-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.59	CDC	2021246	Expired	19-Jul-06	18-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.59	CDC	2021247	Expired	19-Jul-06	18-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.59	CDC	2021248	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.59	CDC	2021249	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.59	CDC	2021250	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	47.56	CDC	2021251	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	46.87	CDC	2021252	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	46.55	CDC	2021253	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	45.72	CDC	2021254	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	45.08	CDC	2021255	Active	19-Jul-06	18-Jul-14	$129.59	$1,350.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	43.97	CDC	2021256	Active	19-Jul-06	18-Jul-12	$29.59	$800.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	43.87	CDC	2021257	Expired	19-Jul-06	18-Jul-10	$287.95	$400.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	43.14	CDC	2021258	Expired	19-Jul-06	18-Jul-10	$217.13	$400.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	43.01	CDC	2021259	Expired	19-Jul-06	18-Jul-10	$358.77	$400.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	42.24	CDC	2021260	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	41.95	CDC	2021261	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	39.37	CDC	2021262	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	38.88	CDC	2021263	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	37.96	CDC	2021264	Active	19-Jul-06	18-Jul-14	$0.05	$1,200.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	37.24	CDC	2021265	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	31.9	CDC	2021266	Active	19-Jul-06	18-Jul-14	$263.83	$1,200.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	31.25	CDC	2021267	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	31.07	CDC	2021268	Active	19-Jul-06	18-Jul-14	$0.05	$1,200.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	29.22	CDC	2021269	Expired	19-Jul-06	18-Jul-10	$323.36	$400.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	26.25	CDC	2021270	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
14D05	Quebec	25.41	CDC	2021271	Expired	19-Jul-06	18-Jul-12	$29.59	$800.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	24.38	CDC	2021272	Active	19-Jul-06	18-Jul-14	$21.59	$480.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	22.44	CDC	2021273	Active	19-Jul-06	18-Jul-14	$0.00	$480.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	20.21	CDC	2021274	Active	19-Jul-06	18-Jul-14	$21.59	$480.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	15.31	CDC	2021275	Active	19-Jul-06	18-Jul-14	$21.59	$480.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	13.78	CDC	2021276	Active	19-Jul-06	18-Jul-14	$21.59	$480.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	13	CDC	2021277	Active	19-Jul-06	18-Jul-14	$21.59	$480.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	11.64	CDC	2021278	Expired	19-Jul-06	18-Jul-10	$324.54	$160.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	7.34	CDC	2021279	Active	19-Jul-06	18-Jul-14	$21.59	$480.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	3.32	CDC	2021280	Active	19-Jul-06	18-Jul-14	$507.10	$480.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	3.31	CDC	2021281	Active	19-Jul-06	18-Jul-14	$21.59	$480.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	2.19	CDC	2077172	Active	16-Apr-07	15-Apr-13	$0.00	$320.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	3.71	CDC	2077174	Active	16-Apr-07	15-Apr-13	$341.56	$320.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	2.66	CDC	2077176	Active	16-Apr-07	15-Apr-13	$199.92	$320.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	1.39	CDC	2077178	Active	16-Apr-07	15-Apr-13	$0.00	$320.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	1.96	CDC	2077180	Active	16-Apr-07	15-Apr-13	$235.33	$320.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	2.98	CDC	2077182	Active	16-Apr-07	15-Apr-13	$235.33	$320.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	2.83	CDC	2077184	Expired	16-Apr-07	15-Apr-11	$359.92	$160.00	Minéraux Rares Quest Ltée	85466
14D05	Quebec	1.61	CDC	2077186	Expired	16-Apr-07	15-Apr-11	$466.15	$160.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021282	Active	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021283	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021284	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021285	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021286	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021287	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021288	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021289	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.67	CDC	2021290	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021291	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021292	Active	19-Jul-06	18-Jul-14	$372.12	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021293	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021294	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021295	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021296	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021297	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021298	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021299	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021300	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021301	Active	19-Jul-06	18-Jul-14	$27.59	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021302	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021303	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021304	Active	19-Jul-06	18-Jul-14	$585.06	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021305	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021306	Active	19-Jul-06	18-Jul-14	$585.06	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021307	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021308	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021309	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021310	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021311	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021312	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021313	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021314	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2021315	Expired	19-Jul-06	18-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021316	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.65	CDC	2021317	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021318	Active	19-Jul-06	18-Jul-14	$14,022.77	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021319	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021320	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021321	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021322	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021323	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021324	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021325	Active	19-Jul-06	18-Jul-14	$242.24	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021326	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021327	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021328	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021329	Active	19-Jul-06	18-Jul-14	$112.65	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021330	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2021331	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021332	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021333	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021334	Active	19-Jul-06	18-Jul-14	$24,444.06	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021335	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021336	Active	19-Jul-06	18-Jul-14	$7,902.12	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021337	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021338	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021339	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021340	Expired	19-Jul-06	18-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021341	Expired	19-Jul-06	18-Jul-10	$272.95	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021342	Expired	19-Jul-06	18-Jul-10	$25.08	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2021343	Expired	19-Jul-06	18-Jul-10	$25.08	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.63	CDC	2021344	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021345	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021346	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021347	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021348	Active	19-Jul-06	18-Jul-14	$9,442.94	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021349	Active	19-Jul-06	18-Jul-14	$15,912.77	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021350	Active	19-Jul-06	18-Jul-14	$585.06	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021351	Active	19-Jul-06	18-Jul-14	$36,491.99	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021352	Active	19-Jul-06	18-Jul-14	$72,217.79	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021353	Active	19-Jul-06	18-Jul-14	$8,700.41	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021354	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2021355	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021356	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021357	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021358	Expired	19-Jul-06	18-Jul-10	$272.95	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021359	Expired	19-Jul-06	18-Jul-10	$25.08	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021360	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021361	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021362	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021363	Active	19-Jul-06	18-Jul-14	$12,142.94	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021364	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021365	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2021366	Active	19-Jul-06	18-Jul-14	$19,355.30	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021367	Active	19-Jul-06	18-Jul-14	$11,400.41	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021368	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021369	Active	19-Jul-06	18-Jul-14	$585.06	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021370	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.61	CDC	2021371	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021372	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021373	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021374	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021375	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021376	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021377	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021378	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2021379	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021380	Active	19-Jul-06	18-Jul-14	$24,488.27	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021381	Active	19-Jul-06	18-Jul-14	$15,746.03	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021382	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021383	Active	19-Jul-06	18-Jul-14	$15,855.59	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021384	Active	19-Jul-06	18-Jul-14	$13,628.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021385	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021386	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021387	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021388	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021389	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021390	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021391	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021392	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021393	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021394	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2021395	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021396	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021397	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.59	CDC	2021398	Active	19-Jul-06	18-Jul-14	$1,327.59	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021399	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021400	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021401	Active	19-Jul-06	18-Jul-14	$1,327.59	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021402	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021403	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021404	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021405	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021406	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021407	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021408	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021409	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021410	Expired	19-Jul-06	18-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2021411	Expired	19-Jul-06	18-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.58	CDC	2021412	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.37	CDC	2021413	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	45.14	CDC	2021414	Active	19-Jul-06	18-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	44.04	CDC	2021415	Active	19-Jul-06	18-Jul-14	$370.12	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	43.54	CDC	2021416	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	43.12	CDC	2021417	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	38.94	CDC	2021418	Active	19-Jul-06	18-Jul-12	$29.59	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	37.72	CDC	2021419	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	37.08	CDC	2021420	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	36.72	CDC	2021421	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	34.66	CDC	2021422	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	33.15	CDC	2021423	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	32.45	CDC	2021424	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	27.45	CDC	2021425	Active	19-Jul-06	18-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	23.73	CDC	2021426	Active	19-Jul-06	18-Jul-14	$0.00	$480.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	19.33	CDC	2021427	Active	19-Jul-06	18-Jul-14	$0.00	$480.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	16.61	CDC	2021428	Active	19-Jul-06	18-Jul-14	$0.00	$480.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	8.13	CDC	2021429	Active	19-Jul-06	18-Jul-14	$94.55	$480.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	7.84	CDC	2021430	Active	19-Jul-06	18-Jul-14	$0.00	$480.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	6.5	CDC	2021431	Active	19-Jul-06	18-Jul-14	$0.00	$480.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2021981	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2021982	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2021983	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2021984	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2021985	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021986	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021987	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021988	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021989	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021990	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021991	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021992	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021993	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021994	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2021995	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021996	Expired	21-Jul-06	20-Jul-12	$417.55	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021997	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021998	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2021999	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2022000	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.67	CDC	2022001	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2022002	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2022003	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2022004	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2022005	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2022006	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.67	CDC	2022007	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022008	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022009	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022010	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022011	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022012	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022013	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022014	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022015	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022016	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022017	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022018	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022019	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022020	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022021	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.66	CDC	2022022	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022023	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022024	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022025	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022026	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022027	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.65	CDC	2022028	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022029	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022030	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022031	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022032	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022033	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022034	Expired	21-Jul-06	20-Jul-10	$272.95	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022035	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022036	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022037	Expired	21-Jul-06	20-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022038	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.65	CDC	2022039	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022040	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022041	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022042	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022043	Expired	21-Jul-06	20-Jul-10	$272.95	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022044	Expired	21-Jul-06	20-Jul-10	$272.95	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022045	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022046	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022047	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022048	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022049	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022050	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022051	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022052	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022053	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022054	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.64	CDC	2022055	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.64	CDC	2022056	Expired	21-Jul-06	20-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022057	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022058	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022059	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022060	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022061	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022062	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022063	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022064	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022065	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022066	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022067	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022068	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022069	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022070	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022071	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022072	Expired	21-Jul-06	20-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.63	CDC	2022073	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022074	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022075	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022076	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022077	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022078	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022079	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022080	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022081	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.62	CDC	2022082	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022083	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022084	Active	21-Jul-06	20-Jul-14	$6,900.41	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022085	Active	21-Jul-06	20-Jul-14	$25,706.30	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022086	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022087	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022088	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022089	Expired	21-Jul-06	20-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022090	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022091	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022092	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022093	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022094	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022095	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022096	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022097	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022098	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022099	Active	21-Jul-06	20-Jul-14	$585.06	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022100	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022101	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022102	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022103	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022104	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.61	CDC	2022105	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022106	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022107	Active	21-Jul-06	20-Jul-14	$13,628.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022108	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.6	CDC	2022109	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022110	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022111	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022112	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022113	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022114	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022115	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022116	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022117	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.6	CDC	2022118	Expired	21-Jul-06	20-Jul-10	$414.59	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2022119	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2022120	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2022121	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2022122	Active	21-Jul-06	20-Jul-14	$585.06	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2022123	Active	21-Jul-06	20-Jul-14	$7,110.36	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.59	CDC	2022124	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	45.86	CDC	2022125	Active	21-Jul-06	20-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	41.31	CDC	2022126	Active	21-Jul-06	20-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	30.07	CDC	2022127	Active	21-Jul-06	20-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	26.17	CDC	2022128	Active	21-Jul-06	20-Jul-14	$0.00	$1,200.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	20.07	CDC	2022129	Active	21-Jul-06	20-Jul-14	$0.00	$480.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	19.3	CDC	2022130	Active	21-Jul-06	20-Jul-14	$0.00	$480.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022195	Expired	26-Jul-06	25-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022196	Expired	26-Jul-06	25-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022197	Expired	26-Jul-06	25-Jul-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022198	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022199	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.7	CDC	2022200	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022201	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022202	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022203	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022204	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022205	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022206	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022207	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022208	Expired	26-Jul-06	25-Jul-10	$237.54	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022209	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022210	Expired	26-Jul-06	25-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022211	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022212	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022213	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022214	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022215	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022216	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022217	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022218	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022219	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022220	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022221	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022222	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022223	Expired	26-Jul-06	25-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022224	Expired	26-Jul-06	25-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022225	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022226	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.68	CDC	2022227	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022228	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022229	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022230	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022231	Expired	26-Jul-06	25-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022232	Expired	26-Jul-06	25-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022233	Expired	26-Jul-06	25-Jul-10	$272.95	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022234	Expired	26-Jul-06	25-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022235	Expired	26-Jul-06	25-Jul-10	$308.36	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.68	CDC	2022236	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022766	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022767	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022768	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022769	Active	03-Aug-06	02-Aug-14	$1,127.70	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022770	Active	03-Aug-06	02-Aug-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022771	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022772	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022773	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022774	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022775	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022776	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022777	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022778	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022779	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2022780	Expired	03-Aug-06	02-Aug-12	$506.95	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022781	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022782	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.74	CDC	2022783	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022784	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022785	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022786	Active	03-Aug-06	02-Aug-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022787	Active	03-Aug-06	02-Aug-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022788	Active	03-Aug-06	02-Aug-14	$113.90	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022789	Expired	03-Aug-06	02-Aug-12	$227.80	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022790	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022791	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022792	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022793	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022794	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2022795	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022796	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022797	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022798	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022799	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022800	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022801	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022802	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022803	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022804	Active	03-Aug-06	02-Aug-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022805	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022806	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022807	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022808	Active	03-Aug-06	02-Aug-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022809	Expired	03-Aug-06	02-Aug-12	$506.95	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.73	CDC	2022810	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022811	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022812	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022813	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2022814	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022815	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022816	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022817	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022818	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022819	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022820	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022821	Expired	03-Aug-06	02-Aug-12	$506.95	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022822	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022823	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022824	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022825	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022826	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022827	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022828	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022829	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022830	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022831	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022832	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022833	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022834	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022835	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022836	Expired	03-Aug-06	02-Aug-12	$113.90	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.72	CDC	2022837	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022838	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022839	Active	03-Aug-06	02-Aug-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022840	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022841	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022842	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022843	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022844	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2022845	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022846	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022847	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022848	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022849	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022850	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022851	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022852	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022853	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022854	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022855	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022856	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022857	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022858	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022859	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022860	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022861	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022862	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022863	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.71	CDC	2022864	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022865	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022866	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022867	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022868	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022869	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022870	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2022871	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022872	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022873	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022874	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022875	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022876	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022877	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022878	Expired	03-Aug-06	02-Aug-12	$113.90	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022879	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022880	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022881	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022882	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022883	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022884	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022885	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2022886	Expired	03-Aug-06	02-Aug-12	$113.90	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022887	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022888	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022889	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022890	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.69	CDC	2022891	Expired	03-Aug-06	02-Aug-12	$506.95	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2022892	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.62	CDC	2022893	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	45.75	CDC	2022894	Expired	03-Aug-06	02-Aug-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	41.86	CDC	2022895	Expired	03-Aug-06	02-Aug-12	$23.77	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	41.79	CDC	2022896	Expired	03-Aug-06	02-Aug-12	$536.54	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	38.56	CDC	2022897	Expired	03-Aug-06	02-Aug-12	$506.95	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	38.22	CDC	2022898	Expired	03-Aug-06	02-Aug-12	$1,043.49	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	37.41	CDC	2022899	Expired	03-Aug-06	02-Aug-12	$0.00	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	34.51	CDC	2022900	Expired	03-Aug-06	02-Aug-12	$29.59	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	34.48	CDC	2022901	Expired	03-Aug-06	02-Aug-12	$29.59	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	32.81	CDC	2022902	Expired	03-Aug-06	02-Aug-12	$23.77	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	29.66	CDC	2022903	Expired	03-Aug-06	02-Aug-12	$0.00	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	28.5	CDC	2022904	Expired	03-Aug-06	02-Aug-12	$29.59	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	26.56	CDC	2022905	Expired	03-Aug-06	02-Aug-12	$29.59	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	24.5	CDC	2022906	Expired	03-Aug-06	02-Aug-12	$813.13	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	21.43	CDC	2022907	Expired	03-Aug-06	02-Aug-12	$341.59	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	19.38	CDC	2022908	Expired	03-Aug-06	02-Aug-12	$341.59	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	18.87	CDC	2022909	Expired	03-Aug-06	02-Aug-12	$199.95	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	17.58	CDC	2022910	Expired	03-Aug-06	02-Aug-12	$306.18	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	14.68	CDC	2022911	Expired	03-Aug-06	02-Aug-12	$199.95	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	8	CDC	2022912	Expired	03-Aug-06	02-Aug-12	$341.59	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	7.03	CDC	2022913	Expired	03-Aug-06	02-Aug-12	$341.59	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	6.73	CDC	2022914	Expired	03-Aug-06	02-Aug-12	$306.18	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	6.67	CDC	2022915	Expired	03-Aug-06	02-Aug-12	$17.73	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2027034	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2027035	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.84	CDC	2027036	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2027037	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2027038	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2027039	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2027040	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027041	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027042	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027043	Active	29-Sep-06	28-Sep-14	$11,674.87	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027044	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027045	Active	29-Sep-06	28-Sep-14	$21,281.67	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027046	Active	29-Sep-06	28-Sep-14	$10,500.41	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027047	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027048	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027049	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027050	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027051	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2027052	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027053	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027054	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027055	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027056	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027057	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027058	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027059	Active	29-Sep-06	28-Sep-14	$9,207.36	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027060	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027061	Active	29-Sep-06	28-Sep-14	$11,400.41	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027062	Expired	29-Sep-06	28-Sep-12	$1,076.37	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.81	CDC	2027063	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027064	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027065	Active	29-Sep-06	28-Sep-14	$12,342.38	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2027066	Expired	29-Sep-06	28-Sep-12	$1,285.73	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027067	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027068	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027069	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027070	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027071	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027072	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027073	Active	29-Sep-06	28-Sep-14	$73.75	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027074	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027075	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027076	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027077	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027078	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027079	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027080	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2027081	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027082	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027083	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027084	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027085	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027086	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027087	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027088	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027089	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.79	CDC	2027090	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027091	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027092	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027093	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027094	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027095	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2027096	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027097	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027098	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027099	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027100	Active	29-Sep-06	28-Sep-14	$125.10	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027101	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027102	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027103	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027104	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027105	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027106	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027107	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027108	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027109	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027110	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2027111	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027112	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027113	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027114	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027115	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027116	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.77	CDC	2027117	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027118	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027119	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027120	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027121	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027122	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027123	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027124	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027125	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2027126	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027127	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027128	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027129	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027130	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027131	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027132	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027133	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027134	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027135	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027136	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027137	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027138	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027139	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027140	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2027141	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027142	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027143	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.75	CDC	2027144	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027145	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027146	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027147	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027148	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027149	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027150	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027151	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027152	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027153	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027154	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2027155	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027156	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027157	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027158	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027159	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027160	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027161	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027162	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027163	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027164	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027165	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027166	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027167	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027168	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2027169	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027170	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.73	CDC	2027171	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027172	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027173	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027174	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027175	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027176	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027177	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027178	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027179	Active	29-Sep-06	28-Sep-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027180	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027181	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027182	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2027183	Expired	29-Sep-06	28-Sep-12	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2033187	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.84	CDC	2033188	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.84	CDC	2033189	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.84	CDC	2033190	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.84	CDC	2033191	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.84	CDC	2033192	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.84	CDC	2033193	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.84	CDC	2033194	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.84	CDC	2033195	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.83	CDC	2033200	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.83	CDC	2033201	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.83	CDC	2033202	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.83	CDC	2033203	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.83	CDC	2033204	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.83	CDC	2033205	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.83	CDC	2033206	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.83	CDC	2033207	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.83	CDC	2033208	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.82	CDC	2033213	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.82	CDC	2033214	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.82	CDC	2033215	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.82	CDC	2033216	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.82	CDC	2033217	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.82	CDC	2033218	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.82	CDC	2033219	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.82	CDC	2033223	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.82	CDC	2033224	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.81	CDC	2033226	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.81	CDC	2033227	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.81	CDC	2033228	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.81	CDC	2033229	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.81	CDC	2033230	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.81	CDC	2033231	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.81	CDC	2033232	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.81	CDC	2033233	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.81	CDC	2033235	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.8	CDC	2033239	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.8	CDC	2033240	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.8	CDC	2033241	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.8	CDC	2033242	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.8	CDC	2033243	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.8	CDC	2033244	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.8	CDC	2033245	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.79	CDC	2033246	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.79	CDC	2033247	Expired	20-Nov-06	19-Nov-08	$549.57	$135.00	Quest Uranium Corporation	81869
24A08	Quebec	47.84	CDC	2069812	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2069813	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2069814	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2069815	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2069816	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2069817	Active	23-Mar-07	22-Mar-13	$11,131.29	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2069818	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2069819	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2069820	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2069821	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2069822	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2069823	Active	23-Mar-07	22-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072420	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072421	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072422	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072423	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072424	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072425	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072426	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072427	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072428	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072429	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2072431	Active	29-Mar-07	28-Mar-13	$17,808.99	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.83	CDC	2072433	Active	29-Mar-07	28-Mar-13	$46,414.59	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072434	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072435	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072436	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072437	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072438	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072439	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072440	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072441	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072442	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072443	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072444	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072445	Active	29-Mar-07	28-Mar-13	$31,686.71	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072446	Active	29-Mar-07	28-Mar-13	$14,948.43	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.82	CDC	2072447	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072448	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072449	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072450	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072451	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072452	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072453	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072454	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072455	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072456	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072457	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072458	Active	29-Mar-07	28-Mar-13	$11,237.71	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072459	Active	29-Mar-07	28-Mar-13	$1,289,361.91	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.81	CDC	2072460	Active	29-Mar-07	28-Mar-13	$1,802,740.63	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2072461	Active	29-Mar-07	28-Mar-13	$189,150.20	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072462	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072463	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072464	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072465	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072466	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072467	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072468	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072469	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072470	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072471	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072472	Active	29-Mar-07	28-Mar-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072473	Active	29-Mar-07	28-Mar-13	$288,539.72	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072474	Active	29-Mar-07	28-Mar-13	$2,308,579.86	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2072475	Active	29-Mar-07	28-Mar-13	$572,820.66	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2075298	Active	12-Apr-07	11-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.83	CDC	2075299	Active	12-Apr-07	11-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	10.48	CDC	2076847	Active	16-Apr-07	15-Apr-13	$164.46	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076849	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076851	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076853	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076855	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076857	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076859	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076861	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076863	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.79	CDC	2076865	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076867	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076869	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076871	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076873	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2076875	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	11.26	CDC	2076877	Active	16-Apr-07	15-Apr-13	$164.46	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076879	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076881	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076883	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076885	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076886	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076888	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076890	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076892	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076895	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076897	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076899	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076901	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076903	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076904	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2076906	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	25.97	CDC	2076908	Active	16-Apr-07	15-Apr-13	$0.00	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076910	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076912	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076914	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076916	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.77	CDC	2076918	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076920	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076922	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076924	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076926	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076928	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076930	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076932	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076935	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076936	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076939	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076940	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076943	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076945	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2076947	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	46.86	CDC	2076949	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	14.89	CDC	2076951	Active	16-Apr-07	15-Apr-13	$164.46	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076953	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076955	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076957	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076958	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076959	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076960	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076961	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076962	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076963	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076964	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.76	CDC	2076965	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076966	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076967	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076968	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076969	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076970	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2076971	Active	16-Apr-07	15-Apr-13	$0.00	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	44.84	CDC	2076972	Active	16-Apr-07	15-Apr-13	$0.00	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	34.87	CDC	2076973	Active	16-Apr-07	15-Apr-13	$0.00	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	15.68	CDC	2076974	Active	16-Apr-07	15-Apr-13	$164.46	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	15.87	CDC	2077188	Active	16-Apr-07	15-Apr-13	$15,325.43	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	15.17	CDC	2077190	Active	16-Apr-07	15-Apr-13	$21,046.55	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	14.72	CDC	2077192	Active	16-Apr-07	15-Apr-13	$21,046.55	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	4.62	CDC	2077194	Active	16-Apr-07	15-Apr-13	$12,344.87	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	0.72	CDC	2077196	Active	16-Apr-07	15-Apr-13	$164.46	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	3.08	CDC	2077198	Active	16-Apr-07	15-Apr-13	$164.51	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	1.17	CDC	2077200	Active	16-Apr-07	15-Apr-13	$341.56	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	6.01	CDC	2077202	Active	16-Apr-07	15-Apr-13	$341.56	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	3.87	CDC	2077204	Active	16-Apr-07	15-Apr-13	$341.56	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	0.64	CDC	2077206	Active	16-Apr-07	15-Apr-13	$341.56	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	2.28	CDC	2077208	Active	16-Apr-07	15-Apr-13	$341.56	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	7.94	CDC	2077210	Active	16-Apr-07	15-Apr-13	$58.28	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	0.62	CDC	2077212	Active	16-Apr-07	15-Apr-13	$0.00	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	0.69	CDC	2077214	Active	16-Apr-07	15-Apr-13	$341.56	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	1	CDC	2077216	Active	16-Apr-07	15-Apr-13	$306.15	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	4.84	CDC	2077218	Active	16-Apr-07	15-Apr-13	$270.74	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	42.67	CDC	2122729	Active	20-Sep-07	19-Sep-13	$12,152.87	$800.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	22.5	CDC	2122731	Active	20-Sep-07	19-Sep-13	$148,557.86	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	6.53	CDC	2122733	Active	20-Sep-07	19-Sep-13	$163,857.13	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2122734	Active	20-Sep-07	19-Sep-13	$17,808.99	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2122735	Active	20-Sep-07	19-Sep-13	$12,087.87	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.81	CDC	2122736	Active	20-Sep-07	19-Sep-13	$320,461.26	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	2.21	CDC	2122737	Active	20-Sep-07	19-Sep-13	$164.46	$320.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2122738	Active	20-Sep-07	19-Sep-13	$14,948.43	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2122739	Active	20-Sep-07	19-Sep-13	$20,669.55	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2122740	Active	20-Sep-07	19-Sep-13	$152,574.52	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.8	CDC	2122741	Active	20-Sep-07	19-Sep-13	$40,480.93	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	46.51	CDC	2122742	Active	20-Sep-07	19-Sep-13	$89,833.05	$900.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	34.29	CDC	2123065	Active	21-Sep-07	20-Sep-13	$81,212.52	$800.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	40.52	CDC	2186981	Active	19-Aug-09	18-Aug-13	$33,149.67	$400.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2186982	Active	19-Aug-09	18-Aug-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2186983	Active	19-Aug-09	18-Aug-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2186984	Active	19-Aug-09	18-Aug-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2186985	Active	19-Aug-09	18-Aug-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.79	CDC	2186986	Active	19-Aug-09	18-Aug-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	43.42	CDC	2186987	Active	19-Aug-09	18-Aug-13	$0.00	$400.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2186988	Active	19-Aug-09	18-Aug-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2186989	Active	19-Aug-09	18-Aug-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2186990	Active	19-Aug-09	18-Aug-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2186991	Active	19-Aug-09	18-Aug-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188102	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188103	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188104	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188105	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.85	CDC	2188106	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188107	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188108	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188109	Active	10-Sep-09	09-Sep-13	$11,760.41	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188110	Active	10-Sep-09	09-Sep-13	$11,895.41	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188111	Active	10-Sep-09	09-Sep-13	$14,890.97	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188112	Active	10-Sep-09	09-Sep-13	$25,523.21	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188113	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188114	Active	10-Sep-09	09-Sep-13	$15,025.97	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188115	Active	10-Sep-09	09-Sep-13	$17,886.53	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188116	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188117	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188118	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188119	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.85	CDC	2188120	Active	10-Sep-09	09-Sep-13	$15,025.97	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.43	CDC	2188121	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	38.32	CDC	2188122	Active	10-Sep-09	09-Sep-13	$0.00	$400.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188123	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188124	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188125	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188126	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188127	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188128	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188129	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188130	Active	10-Sep-09	09-Sep-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188131	Active	10-Sep-09	09-Sep-13	$11,895.41	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188132	Active	10-Sep-09	09-Sep-13	$42,146.57	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.84	CDC	2188133	Active	10-Sep-09	09-Sep-13	$29,328.77	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188134	Active	10-Sep-09	09-Sep-13	$15,025.97	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188135	Active	10-Sep-09	09-Sep-13	$37,775.45	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188136	Active	10-Sep-09	09-Sep-13	$60,349.49	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.84	CDC	2188137	Active	10-Sep-09	09-Sep-13	$12,165.41	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	44.38	CDC	2188138	Active	10-Sep-09	09-Sep-13	$60,240.63	$400.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	30.89	CDC	2188139	Active	10-Sep-09	09-Sep-13	$37,925.45	$400.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	21.45	CDC	2188140	Active	10-Sep-09	09-Sep-13	$37,997.45	$160.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	15.34	CDC	2188141	Active	10-Sep-09	09-Sep-13	$17,973.53	$160.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	3.66	CDC	2188142	Active	10-Sep-09	09-Sep-13	$0.00	$160.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2188957	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2188958	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2188959	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.78	CDC	2188960	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2188961	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2188962	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2188963	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.77	CDC	2188964	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2188965	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2188966	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2188967	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2188968	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2188969	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2188970	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2188971	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.76	CDC	2188972	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2188973	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.75	CDC	2188974	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2188975	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2188976	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2188977	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2188978	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2188979	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.75	CDC	2188980	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2188981	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2188982	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2188983	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2188984	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2188985	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2188986	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2188987	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.74	CDC	2188988	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2188989	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2188990	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2188991	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2188992	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2188993	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2188994	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2188995	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.73	CDC	2188996	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2188997	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2188998	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2188999	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2189000	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.72	CDC	2189001	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2189002	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2189003	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2189004	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.72	CDC	2189005	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2189006	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2189007	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2189008	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2189009	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2189010	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2189011	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2189012	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2189013	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.71	CDC	2189014	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2189015	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2189016	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2189017	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2189018	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2189019	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2189020	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2189021	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2189022	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.7	CDC	2189023	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2189024	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2189025	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2189026	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2189027	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.69	CDC	2189028	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2189029	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2189030	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2189031	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.69	CDC	2189032	Expired	17-Sep-09	16-Sep-11	$0.00	$135.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.88	CDC	2192147	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.88	CDC	2192148	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.88	CDC	2192149	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.88	CDC	2192150	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.88	CDC	2192151	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.88	CDC	2192152	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192153	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192154	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192155	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192156	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192157	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192158	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192159	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192160	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192161	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192162	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192163	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192164	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	41.16	CDC	2192165	Active	16-Oct-09	15-Oct-13	$0.00	$400.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	9.22	CDC	2192166	Active	16-Oct-09	15-Oct-13	$0.00	$160.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.87	CDC	2192167	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192168	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Quebec	47.86	CDC	2192169	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192170	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192171	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192172	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192173	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192174	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192175	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192176	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192177	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192178	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192179	Active	16-Oct-09	15-Oct-13	$17,163.53	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192180	Active	16-Oct-09	15-Oct-13	$14,890.97	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192181	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192182	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192183	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192184	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	47.86	CDC	2192185	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	45.42	CDC	2192186	Active	16-Oct-09	15-Oct-13	$0.00	$450.00	Minéraux Rares Quest Ltée	85466
24A08	Quebec	15.13	CDC	2192187	Active	16-Oct-09	15-Oct-13	$0.00	$160.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.59	CDC	2022237	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.59	CDC	2022238	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.59	CDC	2022239	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.59	CDC	2022240	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.59	CDC	2022241	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.58	CDC	2022242	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.58	CDC	2022243	Expired	26-Jul-06	25-Jul-10	$379.18	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.58	CDC	2022244	Expired	26-Jul-06	25-Jul-10	$343.77	$450.00	Minéraux Rares Quest Ltée	85466

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A09	Quebec	47.58	CDC	2022245	Active	26-Jul-06	25-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.58	CDC	2022246	Active	26-Jul-06	25-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.58	CDC	2022247	Active	26-Jul-06	25-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022248	Expired	26-Jul-06	25-Jul-10	$24.96	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022249	Expired	26-Jul-06	25-Jul-10	$24.96	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022250	Expired	26-Jul-06	25-Jul-10	$24.96	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022251	Expired	26-Jul-06	25-Jul-10	$60.43	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022252	Expired	26-Jul-06	25-Jul-10	$131.25	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022253	Expired	26-Jul-06	25-Jul-10	$202.07	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022254	Expired	26-Jul-06	25-Jul-10	$202.07	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022255	Expired	26-Jul-06	25-Jul-10	$202.07	$450.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022256	Active	26-Jul-06	25-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022257	Active	26-Jul-06	25-Jul-14	$3,555.18	$1,350.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.57	CDC	2022258	Active	26-Jul-06	25-Jul-14	$0.00	$1,350.00	Minéraux Rares Quest Ltée	85466
24A09	Quebec	47.59	CDC	2023668	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.59	CDC	2023669	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023670	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023671	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023672	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023673	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023674	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023675	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023676	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023677	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023678	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023679	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.58	CDC	2023680	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A09	Quebec	47.58	CDC	2023681	Expired	17-Aug-06	16-Aug-08	$549.59	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023682	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023683	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023684	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023685	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023686	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023687	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023688	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023689	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023690	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.57	CDC	2023691	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023692	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023693	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023694	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023695	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023696	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023697	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023698	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023699	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023700	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023701	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023702	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023703	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023704	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023705	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023706	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023707	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A09	Quebec	47.56	CDC	2023708	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023709	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023710	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023711	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023712	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023713	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A09	Quebec	47.56	CDC	2023714	Expired	17-Aug-06	16-Aug-08	$372.48	$135.00	Quest Uranium Corporation	81869
24A08	Newfoundland & Labrador	25	2022000349	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022000350	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022000351	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022000352	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022010349	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022010350	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022010351	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022010352	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022020347	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022020348	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022020349	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022020350	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022020351	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022020352	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022030347	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022030348	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Newfoundland & Labrador	25	2022030349	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022030350	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022030351	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022030352	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022040347	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022040348	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022040349	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022040350	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022040351	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022040352	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022050347	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022050348	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022050349	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022050350	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022060343	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022060344	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022060345	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022060346	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022060347	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022060348	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022060349	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022070341	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Newfoundland & Labrador	25	2022070342	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022070343	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022070344	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022070345	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022070346	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022070347	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022080337	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022080338	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022080339	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022080340	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022080341	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022080342	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022080343	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022080344	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022080345	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022090337	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022090338	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022090339	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022090341	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022090342	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022090343	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022090344	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Newfoundland & Labrador	25	2022100337	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022100338	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022100342	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022100343	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022100344	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022110343	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25	2022110344	020377M	Active	30-Jun-06	30-Jun-16	$0.00	$432.21	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.

NTS Sheet	Province	Area (ha)	Map Designated Claim	Claim Number	Claim Status	Staked Date	Expiry Date	Excess Credit	Work Required	Company Name	Claim Holder Number
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.
24A08	Newfoundland & Labrador	25		019113M	Active	04-May-07	04-May-17	$14,662.92	$0.00	Quest Rare Minerals Ltd.

APPENDIX 2

DETAILED SUMMARY OF THE 2011 DRILLING PROGRAM

Detailed Summary of the 2011 Drill Holes

Drill Hole Number	UTM* Coordinates		Elevation (m)	Bearing (°Az)	Dip (°)	Mineral Zone	Program	Drill Hole Length (m)
	Easting	Northing
ALT11001	429401.000	6240521.000	592.000	0	-90	Alterra	Winter	84.00
ALT11002	429592.000	6240577.000	586.000	0	-90	Alterra	Winter	77.23
ALT11003	429799.000	6240625.000	585.000	0	-90	Alterra	Winter	81.58
ALT11004	429568.000	6240452.000	596.000	0	-90	Alterra	Winter	67.50
BZ11097	428110.000	6243261.000	445.250	0	-90	B Zone	Winter	153.00
BZ11098	428014.000	6243234.000	445.250	0	-90	B Zone	Winter	150.00
BZ11099	428110.000	6243261.000	445.250	142	-50	B Zone	Winter	154.00
BZ11100	428014.000	6243234.000	445.250	0	-90	B Zone	Winter	156.00
BZ11101	428082.000	6243328.000	445.250	0	-90	B Zone	Winter	129.00
BZ11102	427985.000	6243295.000	445.250	0	-90	B Zone	Winter	117.00
BZ11103	428045.000	6243393.000	445.250	150	-55	B Zone	Winter	140.00
BZ11104	428053.000	6243280.000	445.250	0	-90	B Zone	Winter	159.00
BZ11105	428195.000	6243279.000	445.250	150	-65	B Zone	Winter	159.00
BZ11106	428143.000	6243309.000	445.250	0	-90	B Zone	Winter	119.00
BZ11107	428061.000	6243242.000	445.250	150	-55	B Zone	Winter	95.08
BZ11108	428192.000	6243329.000	445.250	0	-90	B Zone	Winter	168.00
BZ11109	428156.000	6243387.000	445.250	0	-90	B Zone	Winter	137.00
BZ11110	427965.000	6243221.000	445.250	150	-50	B Zone	Winter	149.00
BZ11111	428255.000	6243321.000	445.250	0	-90	B Zone	Winter	139.00
BZ11112	428015.000	6243340.000	445.250	0	-90	B Zone	Winter	117.00
BZ11113	428217.000	6243383.000	445.250	0	-90	B Zone	Winter	89.00
BZ11114	428184.000	6243439.000	445.250	0	-90	B Zone	Winter	129.00
BZ11115	428305.000	6243311.000	445.250	0	-90	B Zone	Winter	138.50
BZ11116	428366.000	6243315.000	445.250	0	-90	B Zone	Winter	107.00
BZ11117	428278.000	6243375.000	445.250	0	-90	B Zone	Winter	149.00
MET11001	428109.082	6243146.808	450.255	170	-55	B Zone	Winter	152.00
BH11EH01	428092.000	6243180.000	450.000	0	-90	B Zone	Summer	18.00
BH11EH02	427874.000	6243147.000	443.000	0	-90	B Zone	Summer	14.70
BH11EH03	427611.000	6243102.000	453.000	0	-90	B Zone	Summer	26.50
BH11MW01	428085.000	6243130.000	445.000	0	-90	B Zone	Summer	10.20
BH11MW02	427855.000	6243040.000	440.000	0	-90	B Zone	Summer	10.00
BH11MW03	428020.000	6242781.000	485.000	0	-90	B Zone	Summer	8.00
BH11MW04	428238.669	6243073.738	459.124	0	-90	B Zone	Summer	8.40
BH11TH01	428068.000	6243179.000	450.000	0	-90	B Zone	Summer	18.00
BH11TH02	428164.000	6242837.000	475.000	0	-90	B Zone	Summer	24.00
BZ11118	427979.731	6243074.203	449.395	0	-90	B Zone	Summer	125.30
BZ11119	428027.305	6243000.400	457.348	0	-90	B Zone	Summer	114.05
BZ11120	428063.170	6242949.043	462.781	0	-90	B Zone	Summer	117.00
BZ11121	428094.124	6242896.851	472.399	0	-90	B Zone	Summer	117.00
BZ11122	427966.739	6243023.162	453.746	0	-90	B Zone	Summer	115.19
BZ11123	427993.661	6242968.554	459.339	0	-90	B Zone	Summer	117.00
BZ11124	428022.152	6242909.788	467.641	0	-90	B Zone	Summer	126.00
BZ11125	428062.786	6242836.785	479.890	0	-90	B zone	Summer	126.00
BZ11126	428086.528	6242793.832	487.295	0	-90	B Zone	Summer	126.00
BZ11127	428110.961	6242750.418	496.062	0	-90	B Zone	Summer	126.00
BZ11128	428133.888	6242711.432	504.121	0	-90	B Zone	Summer	126.00
BZ11129	428158.349	6242666.633	513.040	0	-90	B Zone	Summer	123.00
BZ11130	428189.354	6242610.904	525.011	0	-90	B Zone	Summer	126.00
BZ11131	428146.565	6242598.667	524.656	0	-90	B Zone	Summer	99.00
BZ11132	428127.121	6242633.490	520.628	0	-90	B Zone	Summer	117.00
BZ11133	428025.401	6242813.097	480.519	0	-90	B Zone	Summer	99.00
BZ11134	427997.686	6242865.907	472.740	0	-90	B Zone	Summer	151.00
BZ11135	428057.682	6242756.029	491.732	0	-90	B Zone	Summer	97.00

Drill Hole Number	UTM* Coordinates		Elevation (m)	Bearing (°Az)	Dip (°)	Mineral Zone	Program	Drill Hole Length (m)
	Easting	Northing
BZ11136	427964.812	6242922.404	463.273	0	-90	B Zone	Summer	150.00
BZ11137	427932.382	6242875.647	467.845	0	-90	B Zone	Summer	150.00
BZ11138	427961.303	6242819.230	475.387	0	-90	B Zone	Summer	126.00
BZ11139	428005.323	6242744.350	489.878	0	-90	B Zone	Summer	129.00
BZ11140	427862.332	6242894.277	461.482	152	-66	B Zone	Summer	124.74
BZ11141	427908.659	6242815.286	473.477	0	-90	B Zone	Summer	126.00
BZ11142	427856.408	6243003.059	449.774	0	-90	B Zone	Summer	126.00
BZ11143	428030.962	6242701.755	496.307	0	-90	B Zone	Summer	126.00
BZ11144	427944.673	6242750.507	484.912	0	-90	B Zone	Summer	126.00
BZ11145	427980.838	6242692.565	493.793	0	-90	B Zone	Summer	126.00
BZ11146	428057.142	6242657.025	504.224	0	-90	B Zone	Summer	125.30
BZ11147	427902.351	6242941.664	458.011	155	-66	B Zone	Summer	125.80
BZ11148	428022.525	6242616.699	505.269	0	-90	B Zone	Summer	100.50
BZ11149	428085.971	6242607.201	521.108	0	-90	B Zone	Summer	101.00
BZ11150	428051.241	6243067.390	451.463	0	-90	B Zone	Summer	111.00
BZ11151	428107.339	6242574.241	524.864	0	-90	B Zone	Summer	97.27
BZ11152	428053.987	6242570.733	521.331	0	-90	B Zone	Summer	99.00
BZ11153	427871.944	6242979.704	450.898	150	-66	B Zone	Summer	150.00
BZ11154	428074.677	6242530.982	527.378	0	-90	B Zone	Summer	99.00
BZ11155	428034.189	6242492.067	532.302	0	-90	B Zone	Summer	150.00
BZ11156	427812.833	6242942.501	452.404	150	-65	B Zone	Summer	117.00
BZ11157	427993.428	6242456.490	532.885	0	-90	B Zone	Summer	102.00
BZ11158	428001.860	6242537.796	514.894	0	-90	B Zone	Summer	102.00
BZ11159	428097.783	6243014.761	458.102	0	-90	B Zone	Summer	117.00
BZ11160	427988.106	6242583.373	507.899	0	-90	B Zone	Summer	102.00
BZ11161	428161.557	6242879.919	479.383	0	-90	B Zone	Summer	90.45
BZ11162	427787.394	6242917.617	452.972	155	-66	B Zone	Summer	126.00
BZ11163	428135.342	6242825.120	486.083	0	-90	B Zone	Summer	101.70
BZ11164	427958.898	6242624.888	498.738	0	-90	B Zone	Summer	126.00
BZ11165	428136.052	6243017.993	460.064	0	-90	B Zone	Summer	123.00
BZ11166	427969.613	6242510.376	514.381	0	-90	B Zone	Summer	111.00
BZ11167	427813.817	6242873.593	460.843	156	-67	B Zone	Summer	126.00
BZ11168	428138.530	6243117.354	450.251	152	-65	B Zone	Summer	126.00
BZ11169	428168.195	6242966.952	465.493	0	-90	B Zone	Summer	101.70
BZ11170	427914.560	6242698.429	488.901	0	-90	B Zone	Summer	126.00
BZ11171	427839.582	6242828.591	466.430	155	-65	B Zone	Summer	126.00
BZ11172	428201.941	6242914.271	476.111	0	-90	B Zone	Summer	101.76
BZ11173	427988.998	6242582.416	508.072	0	-90	B Zone	Summer	80.00
BZ11174	428162.534	6243072.437	454.988	0	-90	B Zone	Summer	123.00
BZ11175	427931.217	6242584.255	503.883	0	-90	B Zone	Summer	124.44
BZ11176	427894.357	6242643.092	494.713	0	-90	B Zone	Summer	150.00
BZ11177	428190.682	6243028.208	460.309	0	-90	B Zone	Summer	126.00
BZ11178	428216.871	6242982.631	466.599	0	-90	B Zone	Summer	97.86
BZ11179	428242.312	6242940.738	475.682	0	-90	B Zone	Summer	98.81
BZ11180	427744.838	6242901.290	453.611	152	-65	B Zone	Summer	126.00
BZ11181	428324.312	6242987.540	472.921	0	-90	B Zone	Summer	102.00
BZ11182	428301.365	6243034.089	466.677	0	-90	B Zone	Summer	99.00
BZ11183	427897.990	6242536.385	507.532	0	-90	B Zone	Summer	150.00
BZ11184	428278.048	6243079.383	459.053	0	-90	B Zone	Summer	126.00
BZ11185	427701.060	6242872.785	456.349	145	-66	B Zone	Summer	126.00
BZ11186	428251.150	6243121.020	454.486	0	-90	B Zone	Summer	106.36
BZ11187	427776.668	6242744.549	469.230	0	-90	B Zone	Summer	125.50
BZ11188	427974.944	6242424.664	535.751	0	-90	B Zone	Summer	147.00
BZ11189	428224.802	6243179.229	450.927	0	-90	B Zone	Summer	126.00
BZ11190	428294.064	6243143.523	453.516	0	-90	B Zone	Summer	126.00

Drill Hole Number	UTM* Coordinates		Elevation (m)	Bearing (°Az)	Dip (°)	Mineral Zone	Program	Drill Hole Length (m)
	Easting	Northing
BZ11191	427719.492	6242836.898	459.744	148	-67	B Zone	Summer	126.00
BZ11192	428206.019	6243100.159	453.351	0	-90	B Zone	Summer	122.90
BZ11193	428341.768	6243165.782	453.660	0	-90	B Zone	Summer	125.33
BZ11194	427922.000	6242494.000	517.000	0	-90	B Zone	Summer	102.00
BZ11195	427751.543	6242786.582	463.416	0	-90	B Zone	Summer	123.00
BZ11196	428238.722	6243049.777	460.727	0	-90	B Zone	Summer	126.00
BZ11197	428364.261	6243128.891	458.248	0	-90	B Zone	Summer	126.00
BZ11198	427693.707	6242389.171	511.589	0	-90	B Zone	Summer	126.20
BZ11199	427813.253	6242588.555	497.880	0	-90	B Zone	Summer	123.00
BZ11200	427708.613	6242762.312	464.359	151	-66	B Zone	Summer	126.00
BZ11201	427864.137	6242493.289	512.834	0	-90	B Zone	Summer	102.00
BZ11202	428416.520	6243039.697	469.941	0	-90	B Zone	Summer	150.00
BZ11203	427623.365	6242413.864	504.001	0	-90	B Zone	Summer	125.00
BZ11204	427790.359	6242419.332	513.761	0	-90	B Zone	Summer	126.00
BZ11205	427742.677	6242300.224	530.042	0	-90	B Zone	Summer	153.00
BZ11206	427849.847	6242419.032	521.854	0	-90	B Zone	Summer	102.00
BZ11207	427786.446	6242328.272	529.487	0	-90	B Zone	Summer	162.00
BZ11208	428379.810	6242903.913	489.701	0	-90	B Zone	Summer	99.44
BZ11209	427669.765	6242728.539	464.550	146	-65	B Zone	Summer	105.00
BZ11210	427765.912	6242363.355	522.869	0	-90	B Zone	Summer	162.00
BZ11211	427719.376	6242344.185	522.850	0	-90	B Zone	Summer	126.00
BZ11212	427768.094	6242260.026	533.449	0	-90	B Zone	Summer	141.00
BZ11213	427682.284	6242212.003	537.133	0	-90	B Zone	Summer	150.00
BZ11214	427724.278	6242240.372	533.755	0	-90	B Zone	Summer	126.00
BZ11215	427686.047	6242625.998	479.108	146	-67	B Zone	Summer	126.00
BZ11216	427733.393	6242418.179	510.868	0	-90	B Zone	Summer	156.00
BZ11217	427648.602	6242371.616	509.623	0	-90	B Zone	Summer	141.00
BZ11218	427717.442	6242552.091	496.053	147	-67	B Zone	Summer	150.00
BZ11219	427715.213	6242459.594	504.849	0	-90	B Zone	Summer	147.22
BZ11220	427815.789	6242475.688	511.704	0	-90	B Zone	Summer	126.00
BZ11221	427699.397	6242502.933	500.137	0	-90	B Zone	Summer	135.00
BZ11222	427742.070	6242502.904	502.259	139	-66	B Zone	Summer	150.00
BZ11223	427793.376	6242516.986	504.498	0	-90	B Zone	Summer	126.00
BZ11224	427659.196	6242546.727	490.199	0	-90	B Zone	Summer	126.00
BZ11225	427727.511	6242632.715	481.568	0	-90	B Zone	Summer	126.00
BZ11226	427895.439	6242427.803	522.100	0	-90	B Zone	Summer	123.39
BZ11227	427698.910	6242683.217	471.137	153	-66	B Zone	Summer	120.00
BZ11228	427897.873	6242755.317	479.248	0	-90	B Zone	Summer	126.00
BZ11229	427645.180	6242471.552	501.769	149	-67	B Zone	Summer	150.00
BZ11230	428266.767	6242895.794	482.839	0	-90	B Zone	Summer	101.74
BZ11231	427753.517	6242685.380	476.730	143	-68	B Zone	Summer	126.00
BZ11232	428358.369	6242938.745	484.483	0	-90	B Zone	Summer	100.67
BZ11233	428172.558	6242762.114	500.034	0	-90	B Zone	Summer	102.00
BZ11234	427576.056	6242380.613	509.054	0	-90	B Zone	Summer	123.00
BZ11235	427744.332	6242601.490	489.218	0	-90	B Zone	Summer	125.75
BZ11236	428206.890	6242701.276	515.080	0	-90	B Zone	Summer	99.00
BZ11237	428331.893	6243082.580	461.405	0	-90	B Zone	Summer	126.00
BZ11238	427614.483	6242633.351	471.770	0	-90	B Zone	Summer	138.26
BZ11239	428187.562	6242839.210	487.770	0	-90	B Zone	Summer	102.00
BZ11240	427601.590	6242336.020	515.437	0	-90	B Zone	Summer	149.53
BZ11241	428265.422	6243189.103	453.552	327	-71	B Zone	Summer	126.00
BZ11242	427635.000	6242590.000	480.000	0	-90	B Zone	Summer	141.00
BZ11243	427672.906	6242321.495	522.051	0	-90	B Zone	Summer	148.00
BZ11244	427617.001	6242718.231	463.618	148	-68	B Zone	Summer	125.80
BZ11245	427677.148	6242814.448	461.356	0	-90	B Zone	Summer	126.00

Drill Hole Number	UTM* Coordinates		Elevation (m)	Bearing (°Az)	Dip (°)	Mineral Zone	Program	Drill Hole Length (m)
	Easting	Northing
BZ11246	427629.483	6242295.930	524.366	0	-90	B Zone	Summer	174.00
BZ11247	427645.749	6242764.807	463.162	0	-90	B Zone	Summer	126.00
BZ11248	427583.352	6242558.267	482.742	162	-67	B Zone	Summer	150.00
BZ11249	427623.760	6242512.808	495.434	151	-68	B Zone	Summer	165.00
BZ11250	427563.322	6242315.412	520.000	0	-90	B Zone	Summer	145.33
BZ11251	427596.057	6242450.414	498.747	0	-90	B Zone	Summer	150.00
BZ11252	427662.265	6242250.212	529.771	0	-90	B Zone	Summer	150.00
BZ11253	427615.952	6242221.069	533.459	0	-90	B Zone	Summer	150.00
BZ11254	427701.197	6242274.566	529.607	0	-90	B Zone	Summer	148.75
BZ11255	427544.833	6242238.440	527.922	0	-90	B Zone	Summer	151.00
FLBX11001	427336.000	6242516.000	460.000	70	-75	FLBX	Summer	150.00
FLBX11002	427336.000	6242516.000	460.000	65	-50	FLBX	Summer	105.00
FLBX11003	427336.000	6242516.000	460.000	65	-65	FLBX	Summer	105.00
MET11002	428127.205	6242633.275	520.620	0	-90	B Zone	Summer	126.00
MET11003	428067.939	6242726.662	495.875	0	-90	B Zone	Summer	124.40
MET11004	428003.423	6242845.916	474.108	0	-90	B Zone	Summer	120.85
MET11005	427944.647	6242956.002	459.800	0	-90	B Zone	Summer	125.70
MET11006	428030.815	6243096.833	448.532	0	-90	B Zone	Summer	108.00
MET11007	428088.219	6243013.178	457.624	0	-90	B Zone	Summer	114.18
MET11008	428136.124	6242923.273	469.959	0	-90	B Zone	Summer	97.37
MET11009	427946.370	6242555.321	507.764	0	-90	B Zone	Summer	99.00
MET11010	427775.424	6242852.191	461.473	0	-90	B Zone	Summer	135.00
MET11011	427875.264	6242673.334	489.282	0	-90	B Zone	Summer	150.00
MET11012	427836.044	6242766.953	472.417	0	-90	B Zone	Summer	135.00
MET11013	428278.155	6243078.955	459.174	0	-90	B Zone	Summer	126.00
MET11014	428255.339	6243121.227	454.486	0	-90	B Zone	Summer	123.00
MET11015	428231.149	6243164.929	452.000	0	-90	B Zone	Summer	126.70
MET11016	427741.723	6242503.374	502.255	0	-90	B Zone	Summer	150.00
MET11017	427715.852	6242574.759	491.844	0	-90	B Zone	Summer	126.00
MET11018	427649.254	6242671.754	469.188	0	-90	B Zone	Summer	102.00
MET11019	427811.433	6242391.995	522.459	0	-90	B Zone	Summer	125.50
MET11020	427839.153	6242537.341	504.428	0	-90	B Zone	Summer	126.00
MET11021	427788.353	6242633.346	486.791	0	-90	B Zone	Summer	71.00
MET11022	428192.000	6243028.000	465.000	0	-90	B Zone	Summer	100.30
MET11023	427858.750	6242912.995	459.121	0	-90	B Zone	Summer	126.00
MET11024	427739.730	6242714.238	470.801	0	-90	B Zone	Summer	99.00
MET11025	427693.673	6242389.687	511.480	0	-90	B Zone	Summer	125.80
MET11026	427909.964	6242814.458	473.355	0	-90	B Zone	Summer	125.56
MET11027	427788.279	6242633.469	486.300	0	-90	B Zone	Summer	100.75
MET11028	427964.770	6242725.198	489.478	0	-90	B Zone	Summer	126.00
MET11029	428107.919	6243146.072	450.136	170	-60	B Zone	Summer	150.00
MET11030	428107.919	6243146.072	450.136	170	-55	B Zone	Summer	150.00
PA611002	428970.000	6237260.000	500.000	0	-90	PA6	Summer	63.00
PT11001	426500.000	6240150.000	548.000	0	-90	Tailings 1	Summer	74.53
PT11002	426996.000	6240144.000	547.000	0	-90	Tailings 1	Summer	80.25
PT11003	427301.283	6240157.411	541.326	0	-90	Tailings 1	Summer	78.00
PT11004	427706.224	6240132.283	544.113	0	-90	Tailings 1	Summer	60.00
PT11005	428100.501	6240649.551	545.601	0	-90	Tailings 1	Summer	60.00
PT11006	426971.965	6240825.457	527.150	0	-90	Tailings 1	Summer	72.00
PT11008	427796.357	6240641.754	543.665	0	-90	Tailings 1	Summer	69.06
PT11009	426491.536	6239657.501	542.709	0	-90	Tailings 1	Summer	66.00
PT11010	426904.673	6239648.944	534.874	0	-90	Tailings 1	Summer	75.00
PT11011	427058.590	6239461.964	522.237	0	-90	Tailings 1	Summer	62.40
P2-1	425510.505	6241291.259	462.184	0	-90	Tailings 1	Summer	19.20
T3-2	424709.000	6240148.000	446.000	0	-90	Tailings 1	Summer	15.00

Drill Hole Number	UTM* Coordinates		Elevation (m)	Bearing (°Az)	Dip (°)	Mineral Zone	Program	Drill Hole Length (m)
	Easting	Northing
T3-1	424980.000	6239086.000	475.000	0	-90	Tailings 1	Summer	21.00
T3-3	423898.350	6238834.997	445.738	0	-90	Tailings 1	Summer	12.00
T1-3	427001.843	6240138.983	546.381	0	-90	Tailings 1	Summer	6.00
T1-2	426980.000	6240851.000	527.000	0	-90	Tailings 1	Summer	6.00
T1-1	427796.343	6240641.569	543.039	0	-90	Tailings 1	Summer	0.00
T1-4	427058.120	6239461.518	521.980	0	-90	Tailings 1	Summer	0.00
Winter Total								3,315.89
Summer Total								22,109.39
Grand Total								25,425.28

Note: *UTM coordinates are based on the NAD83 datum, Zone 20